Compelling CLEAN ENERGY PRODUCTS & SERVICES

NOTICE OF ANNUAL MEETING,
MANAGEMENT PROXY CIRCULAR
AND 2014 ANNUAL REPORT

BALLARD POWER SYSTEMS

PUTTING FUEL CELLS TO WORK

BALLARD®

The Power of Fuel Cells, Simply Delivered | WWW.BALLARD.COM

CONTENTS

Notice of Annual Meeting	1
Management Proxy Circular	8
Matters to be Voted Upon	8
Voting Information	8
Corporate Governance	15
Executive Compensation	22
Additional Information	43
Defined Terms	45
Appendix "A" Board Mandate	A1
Appendix "B" Description of Option Plan	B1
Appendix "C" Description of SDP	C1
Financial Information	D1

ABOUT BALLARD POWER SYSTEMS
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. Our 400 dedicated employees – most of whom are located at our headquarters facility in Vancouver, Canada – sell to and support customers in such international locations as Southeast Asia, China, India, U.S., Canada, Mexico, the Caribbean, Europe and Africa. Our business is based on two key platforms: Power Products and Technology Solutions. To learn more about Ballard, please visit www.ballard.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward- looking statements concerning: revenue estimates; market growth projections; operating expenses; cost savings; adjusted EBIDTA; product cost reductions and product shipments. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

BALLARD POWER SYSTEMS INC.

9000 Glenlyon Parkway
Burnaby, British Columbia, Canada V5J 5J8

NOTICE OF ANNUAL MEETING

TO OUR SHAREHOLDERS:

Our 2015 Annual Meeting (the "Meeting") will be held at the Corporation’s facilities at 9000 Glenlyon Parkway, Burnaby, British Columbia, on Tuesday, June 2, 2015 at 1:00 p.m. (Pacific Daylight Time) for the following purposes:

1.	To receive our audited financial statements for the financial year ended December 31, 2014 and the report of our auditors thereon;

2.	To elect our directors for the ensuing year;

3.	To appoint our auditors for the ensuing year and to authorize our Audit Committee to fix the remuneration of the auditors;

4.	To consider and, if thought appropriate, to approve a resolution, on an advisory basis, accepting the Corporation’s approach to executive compensation; and

5.	To consider and, if thought appropriate, to approve resolutions to re-confirm and approve the Corporation’s Equity-based Compensation Plans; and

6.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

A detailed description of the matters to be dealt with at the Meeting and our 2014 Annual Report are included with this Notice.

If you are unable to attend the Meeting in person and wish to ensure that your shares will be voted at the Meeting, you must complete, date and execute the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular accompanying this Notice, so that it is received by Computershare Investor Services Inc. no later than 1:00 p.m. (Pacific Daylight Time) on Friday, May 29, 2015.

If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Management Proxy Circular to ensure that your shares will be voted at the Meeting.

DATED at Burnaby, British Columbia, April 10, 2015.

BY ORDER OF THE BOARD "Kerry Hillier" Kerry Hillier Corporate Secretary Ballard Power Systems Inc.

Letter from IAN A. BOURNE
Chair of the Board

Fellow Shareholders:

2014 proved to be another important year at Ballard. The Ballard team continued the long journey and hard work of building the company into an outstanding business with sustainable competitive advantage in early-stage markets. And, notwithstanding some setbacks in 2014, we demonstrated the resiliency of our diversified business model and made measured progress in key markets.

In early 2014, John Sheridan announced his intention to retire by the end of the year. This meant that the board’s most important responsibility in 2014 was the effective recruitment, hiring and on-boarding of a new CEO. After a rigorous search process, Randy MacEwen joined us as Ballard’s new CEO in October.

On behalf of the entire board of directors, we would like to thank John for his commendable and unwavering service during his 8½ years as Ballard’s CEO.

As we start 2015, the Board has been pleased with the speed at which Randy has come up the learning curve. He has engendered high confidence with the board, the Ballard team and key customers. The board looks forward to working with the management team during the next leg of Ballard’s journey under Randy’s leadership.

In 2014, your board also worked on board renewal and succession. We implemented term limits for directors; we believe orderly turnover ensures director independence. The board also believes term limits, combined with a rigorous board and director assessment process, are more appropriate than age limits in creating turnover. We are fortunate that Jim Roche recently agreed to join our board. Jim brings a wealth of experience in managing high growth companies in new markets, as well as considerable international business experience, including the China market. His biography is included in the circular.

We will continue our renewal initiative in 2015 in anticipation of the impending retirements of Ed Kilroy, David Sutcliffe and myself, having served for 13, 10 and 12 years, respectively.

On behalf of my board colleagues, I would like to express our appreciation to the talented Ballard employees. The board would like to recognize their continuing dedication. As well, I draw your attention to a subset of employees identified on page X, who received special recognition as our 2014 Ballard Awards of Excellence winners.

In conclusion, on behalf of the board of directors, I would like thank you, our shareholders, for your continuing support of Ballard Power Systems.

"Ian A. Bourne"

Ian A. Bourne
Chair of the Board of Directors

Letter from R. RANDALL MACEWEN
President and Chief Executive Officer

Dear Shareholders,

2014 was a mixed year for your company, marked by clear progress and some disappointment. It was also a year of planned leadership transition at Ballard.

2014 Highlights

In 2014, your company grew revenue by 12% to $68.7 million. We had a particularly strong year of growth in our Engineering Services business, with full year revenue up 43%, anchored by our long-term contract with Volkswagen. We also experienced 124% growth in our Material Handling business, anchored by strong demand under our long-term contract with Plug Power. The robust growth from these two businesses was partially offset by an expected decrease in Development Stage revenue – particularly in relation to sales of Bus modules – together with an unexpected and disappointing decrease in revenue from Telecom Backup Power systems.

The impressive growth of our Material Handling business in 2014 was notable. This growth reflected the market validation that owners of high-throughput distribution centers see a productivity value proposition with fuel cell powered forklift trucks. It is highly gratifying to see early growth in a commercial market where fuel cell powered forklifts are able to cost-effectively address real customer pain points experienced with legacy battery technology. In my opinion, these are the kind of case studies that will help drive growth in our budding industry.

A key strategic initiative in 2014 was the acquisition of a portfolio of PEM fuel cell intellectual property (IP) from United Technologies Corporation (UTC). Ballard acquired the portfolio for $2 million in cash and 5.1 million common shares in April. We believed strongly that we would have the opportunity to realize a return on this investment given our ability to bundle a world-class PEM fuel cell IP portfolio with our world-class PEM fuel cell Engineering Services. This thesis proved correct. In February 2015, we transferred most of this IP portfolio to Volkswagen Group for $50 million in cash.

In November, Volkswagen and Audi introduced fuel-cell concept cars at the LA Auto Show, including the Golf SportWagen HyMotion, Passat HyMotion and Audi A7 Sportback h-tron Quattro. These cars are a testament to the progress made in our Engineering Services program with Volkswagen.

2014 Financial Results

Our 2014 financial results were clearly disappointing, having been adversely impacted by non-recurring charges and reserves, including a setback in China where we terminated IP licensing contracts in Q4 due to non-payment by a customer. At the same time, it is also clear that we have opportunity in 2015 to continue our longer-term trend of improving the underlying fundamentals and financial performance of our business.

Leadership Transition

In 2014, after 8½ years at the helm, John Sheridan retired. John was a courageous and impactful leader at Ballard during a very challenging period in the industry. He left the company with a strong foundation for future growth. I would like to express my appreciation to John for his support during a seamless CEO transition process.

2015 Outlook and Milestones

2015 will be an important year for Ballard as we continue to position the business for sustained growth and a path to profitability. Here is what you can expect from Ballard in 2015:

●	Financial Outlook
	○	Improve financial performance, driven by revenue growth and gross margin expansion
	○	Consistent with prior years, our business will be heavily weighted towards the second half
	○	Continue to maintain a strong balance sheet to support growth (now achieved with Volkswagen Group IP transaction)

●	Power Products
	○	Secure orders from at least two new key accounts in Telecom Backup Power
	○	Continue to grow our business in Material Handling
	○	Grow our Bus module shipments in Europe, the U.S. and China
	○	Secure at least one new megawatt-scale Distributed Generation project
	○	Grow our sales backlog and opportunity pipeline entering 2016

●	Technology Solutions
	○	Continue to grow our Technology Solutions business, including securing follow-on business from existing customers and originating business from new customers
	○	Secure at least one new automotive OEM customer (now achieved)

●	Product Development
	○	Launch our next-generation FCgenTM-1020 air-cooled stack
	○	Launch our next generation ElectraGenTM-ME methanol-fuelled Backup Power system
	○	Launch our next generation FCvelocityTM-HD7 module

●	Surface Value on the UTC Patent Portfolio
	○	Receive $40 million in February (now achieved with Volkswagen Group IP transaction)
	○	Receive $10 million by Q1 2016

●	Continue Investment in the Business to Position for 2016 and Beyond
	○	Build-out our Commercial sales team (now achieved)
	○	Invest in go-to-market strategy and marketing

●	Continue Legacy as an Industry Thought Leader

●	Continue Transparency with Shareholder Communications
	○	Host an Investor & Analyst Day later this year

As we enter 2015, we believe strongly in the underlying merits of our business, including the resiliency and diversification embedded in our customer-centric business model, the quality of our team, the strength of our brand, the competitiveness of our technology and a growing sales pipeline with a foundation built on repeat customer business and complemented by attractive new customers. Our balance sheet is strong and we enjoy significant leverage in our cost structure.

My thanks go to the commitment, innovation and hard work of the entire Ballard team in 2014. We have a collective passion for the Ballard mission and for keeping the customer at the heart of our decisions. As we advance into 2015, we are excited by positive industry developments, the attractiveness of our target markets and our ability to deliver value to customers.

Our objective is to grow your investment in Ballard through improved performance and execution over the long-term. We are focused on strategic market positioning, continued strong organic growth, gross margin expansion and the effective management of our costs and capital. In addition to organic growth, we are also actively reviewing strategic acquisition opportunities to help build scale and accelerate our drive toward a sustainable business based on profitability. The Ballard team is excited by this challenge.

We appreciate your continued support and look forward to reporting our progress over the next year.

"R. Randall MacEwen"

R. RANDALL MACEWEN
President & CEO

Ballard Power Systems Inc.

BALLARD Sustainability Report 2014

COMMERCIALIZATION OF OUR CLEAN ENERGY FUEL CELL PRODUCTS is where Ballard can make the biggest positive impact on the environment. Ballard's vision of a clean energy future is what continues to drive our passionate employees who have dedicated their careers to providing customers with the positive economic and environmental benefits of the unique products and services that we provide.

Ballard's **GREEN INITIATIVE** is focused on three pillars:

Ballard's ElectraGen™-ME backup power systems

OUR PRODUCTS

We will maximize the environmental benefits of our products compared to incumbent technologies.

PRODUCTS
OPERATIONS
PEOPLE

OUR OPERATIONS

Reduce, reuse, recycle.

We will improve the way we operate our business to minimize environmental impact.

We share access to information about green choices.

OUR PEOPLE

We will promote participation in relevant events, and provide information about green choices for our daily lives.

2014 ACHIEVEMENTS

- Virtualized a number of physical servers, resulting in a smaller overall footprint, lower electricity requirements and less packaging use
- Continued an active recycling program for paper, cardboard, wood, metal, glass, drink containers, computers and electronics
- Began an organics recycling program
- Continued coordinating with our suppliers to minimize packaging materials
- Sourced local suppliers where possible in order to reduce the impact of extended transportation distances

OUR PRODUCTS IN ACTION

Access to electricity is a major concern in many developing countries, especially in remote areas where the cost of extending the grid is simply uneconomical.

In South Africa there is estimated to be close to 600,000 homes that are off-grid … and as many as 10 million in the entire African continent. The South African government is supporting development of sustainable solutions to provide power to these off-grid communities and improve the quality of life for residents.

In August 2014 Anglo American Platinum launched a 12-month 'continuous power' trial, in which Ballard fuel cell systems are helping provide prime power for 34 homes in Kroonstad, a remote off-grid community in South Africa.

The trial utilizes Ballard's commercially proven 5 kilowatt (kW) ElectraGen™-ME fuel cell system, integrated by Anglo American Platinum into a complete prototype off-grid solution, including a battery bank and inverter operating within a microgrid. The system is designed to provide a total of 15 kW's of fuel cell-generated electric power and can generate peak power of 70 kW's. Monthly delivery of liquid methanol fuel to an external storage tank enables uninterrupted primary power to these homes.

Prime power trial system at Kroonstad community in South Africa

The community now has access to reliable power for lights (enabling students to read and study at night), cooking (eliminating the safety hazards associated with burning wood and paraffin), refrigeration (eliminating food wastage and allowing for bulk, cheaper purchases), radio, television and charging of electronic devices.

Benefits accrued by the Naledi Trust community of Kroonstad include:

- Reliable electricity for 12 months, sufficient for lighting, TV, radio, cell phone charging, laptops, refrigeration and cooking.
- Long term electricity provision being developed in conjunction with the municipality.
- 50 KWh per month of Free Basic Electricity.

Employee Awards of Excellence for 2014

"Above and Beyond" Winners

CUSTOMER EXCELLENCE AWARD:

VW/HYMOTION CORE TEAM

- Seungsoo Jung
- Peter Bach
- Andrew Desouza
- Julie Bellerive
- Campbell Perry
- Evelyn Lai
- Joel Orum
- Vesna Colbow
- Neil Blackadar

TECHNOLOGY & PRODUCT INNOVATION AWARD:

MICRO AIR COOLED STACK DEVELOPMENT

- George Skinner
- Alex Barber
- Matthew Gray
- Ryan McKay
- Drew Stolar
- Joanna Kolodziej
- Simran Brar
- Norm Cook
- Peter Murphy
- Radu Bradean
- Eric Wang

QUALITY AWARD:

BASELINING THE TOTAL COST OF POOR QUALITY

- Phong Tang

BALLARD SPIRIT AWARD:

HD7 Q4 BUILD, TEST AND SHIP TEAM

- Tim Naylor
- Ed Peters
- Mateo Pascual
- Ian Milne
- Ed Vink
- Gener Arciaga
- Graham Allegretto
- Eddy Tran
- Perry Ho
- Zoltan Kollar
- Cathy Li
- Garth Currier
- Don Lines
- Steve Gabrys
- Alan Loke
- Karm Layegh
- Matt Kusy
- Edith Hicks
- Mike Padmore
- Doug Bell
- Jason Cox
- Mesut Yenicare
- Ingo Smeets
- Adam Menzies
- Tobias Kreykenbohm

MANAGEMENT PROXY CIRCULAR
dated as of April 10, 2015

MATTERS TO BE VOTED UPON

Registered Shareholders or their duly appointed proxyholders will be voting on:

●	the election of directors to our Board;
●	the re-appointment of our auditors and authorization for our Audit Committee to fix the remuneration of the auditors;
●	on an advisory basis, the Corporation’s approach to executive compensation;
●	the re-confirmation and approval of the Corporation’s Equity-based Compensation Plans; and
●	to transact such other business as may properly be brought before the meeting.

As of the date of this Management Proxy Circular, we know of no amendment, variation or other matter that may come before the Meeting other than the matters referred to in the Notice of Annual Meeting. If any other matter is properly brought before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the proxy on that matter in accordance with their best judgment.

With respect to resolutions to be voted on at the Meeting a simple majority of the votes (greater than 50%) cast in favour by Registered Shareholders, by proxy or in person, will constitute approval.

VOTING INFORMATION

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation of proxies by our management in connection with the Meeting to be held on Tuesday, June 2, 2015 at 1:00 p.m. Pacific Daylight Time in Burnaby, British Columbia, Canada, or the date and place of any adjournment thereof. We are soliciting proxies primarily by mail, but our directors, officers and employees may solicit proxies personally, by telephone, by facsimile transmission or by other means of electronic communication. The cost of the solicitation will be borne by us. The approximate date on which this Management Proxy Circular and the related materials are first being sent to Registered Shareholders is April 27, 2015.

HOW TO VOTE

Only Registered Shareholders or their duly appointed proxyholders are permitted to vote at the Meeting. Beneficial Shareholders are not permitted to vote at the Meeting as only proxies from Registered Shareholders can be recognized and voted at the Meeting. You may vote as follows:

Registered Shareholders: If you are a Registered Shareholder you may vote by attending the Meeting in person, or if you do not plan to attend the Meeting, by completing the proxy and delivering it according to the instructions contained in the form of proxy and this Management Proxy Circular.

Beneficial Shareholders: If you are a Beneficial Shareholder you may only vote by carefully following the instructions on the voting instruction form or proxy form provided to you by your stockbroker or financial intermediary. If you do not follow the special procedures described by your stockbroker or financial intermediary, you will not be entitled to vote.

EXECUTION AND REVOCATION OF PROXIES

A Registered Shareholder or the Registered Shareholder’s attorney authorized in writing or, where the Registered Shareholder is a company, a duly authorized officer or attorney of that company, must execute the proxy. In order to be effective, completed proxies must be deposited at the office of the registrar and transfer agent for the Shares, being Computershare Investor Services Inc. ("Computershare"), Proxy Dept., 100 University Avenue, 9th Floor, Toronto Ontario, M5J 2Y1 (Fax: within North America: 1-866-249-7775;

outside North America: 1-416-263-9524), not less than 48 hours (excluding Saturdays and holidays) before the time of the Meeting. The individuals named as proxyholders in the accompanying form of proxy are directors and officers of Ballard. A Registered Shareholder desiring to appoint a person or company (who need not be a shareholder) to represent him or her at the Meeting, other than the persons or companies named in the enclosed proxy, may do so by inserting the name of such other person or company in the blank space provided in the proxy.

A proxy may be revoked by written notice executed by the Registered Shareholder or by his or her attorney authorized in writing or, where the Registered Shareholder is a company, by a duly authorized officer or attorney of that company, and delivered to:

●	Computershare, at the address or fax number set out above, at any time up to and including the last business day preceding the day of the Meeting;
●	the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting; or
●	the chair of the Meeting on the day of the Meeting and before any vote in respect of which the proxy is to be used is taken.

A proxy may also be revoked in any other manner provided by law. Any revocation of a proxy will not affect a matter on which a vote is taken before such revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES

If you complete and deposit your proxy properly, then the proxyholder named in the accompanying form of proxy will vote or withhold from voting the Shares represented by the proxy in accordance with your instructions. If you do not specify a choice on any given matter to be voted upon, your Shares will be voted in favour of such matter. The proxy grants the proxyholder the discretion to vote on amendments to or variations of matters identified in the Notice of Annual Meeting and with respect to other matters that may properly come before the Meeting.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

As of the Record Date of April 10, 2015, we had 132,589,429 Shares issued and outstanding, each carrying the right to one vote. On a show of hands, every individual who is present as a Registered Shareholder or as a representative of one or more corporate Registered Shareholders, or who is holding a proxy on behalf of a Registered Shareholder who is not present at the Meeting, will have one vote, and on a poll, every Registered Shareholder present in person or represented by proxy and every person who is a representative of one or more corporate Registered Shareholders, will have one vote for each Share recorded in the Registered Shareholder’s name on the register of shareholders, which is available for inspection during normal business hours at Computershare and will be available at the Meeting.

As of the Record Date, to the knowledge of our directors and executive officers, no person beneficially owns, controls or directs, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all issued and outstanding Shares carrying the right to vote in all circumstances.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No one who has been a director, director nominee or executive officer of ours at any time since January 1, 2014, or any of his or her associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

ELECTION OF DIRECTORS

At the Meeting you will be asked to elect eight directors. All of our nominees are currently members of the Board. Each elected director will hold office until the end of our next annual shareholders’ meeting (or if no director is then elected, until a successor is elected) unless the director resigns or is otherwise removed from office earlier. If any nominee for election as a director advises us that he or she is unable to serve as a director, the persons named in the enclosed proxy will vote to elect a substitute director at their discretion.

The following information pertains to our nominees for election as directors at the Meeting, as of April 10, 2015. The number of Shares shown as being held by each nominee constitute the number beneficially owned, or controlled or directed, directly or indirectly, by that nominee and such information has been provided to us by that nominee.

Ian A. Bourne Age: 67 Alberta, Canada Director since: 2003 Independent
Mr. Bourne’s principal occupation is corporate director, and he has been the Chair of the Board of Ballard since May 2006. Mr. Bourne was also our lead director from October 2005 to February 2006. Mr. Bourne was interim CEO of SNC-Lavalin Group Inc. in 2012. Previously, Mr. Bourne was the Executive Vice President and the Chief Financial Officer of TransAlta Corporation (electricity generation and marketing) from 1998 to 2006 and from 1998 to 2005, respectively. He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation. Mr. Bourne was recognized as a Fellow of the ICD in 2011.

	Board and Committee Membership(1)	Attendance		Board Memberships
	Board (Chair) Audit Corporate Governance & Compensation	10 6 4	100% 100% 100%
Current: SNC-Lavalin Group Inc.; Canadian Public Accountability Board; Wajax Corporation; Canada Pension Plan Investment Board; Canadian Oil Sands Limited
Previous: TransAlta Power LP; TransAltaCoGen LP; Glenbow Museum; Calgary Philharmonic Orchestra; The Calgary Foundation

	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (CDN$)(3)
	2015	26,824	209,215	236,039	$679,792
	2014	26,824	186,374	213,198	$918,883

Douglas P. Hayhurst Age: 68 B.C., Canada Director since: 2012 Independent	Mr. Hayhurst’s principal occupation is corporate director. Previously, Mr. Hayhurst was an executive with IBM Canada Business Consulting Services (consulting services) and a partner with PricewaterhouseCoopers Management Consultants (consulting services). Prior to that, Mr. Hayhurst held various senior executive management roles with Pricewaterhouse including National Deputy Managing Partner (Toronto) and Managing Partner for British Columbia (Vancouver). Mr. Hayhurst received a Fellowship (FCA) from the Institutes of Chartered Accountants of British Columbia and of Ontario. He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.
	Board and Committee Membership	Attendance		Board Memberships
	Board Audit Corporate Governance & Compensation	9 6 4	90% 100% 100%
Current: Accend Capital Corporation; Canexus Corporation;
Previous: Catalyst Paper Corporation(6); Northgate Minerals Corporation; Nature Conservancy of Canada; Canadian Institute of Chartered Accountants Risk Oversight and Governance Board

	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (CDN$) (3)
	2015	5,000	93,026	98,026	$282,315
	2014	5,000	71,816	76,816	$331,077

Edwin J. Kilroy Age: 55 Ontario, Canada Director since: 2002 Independent

Mr. Kilroy is the Chief Executive Officer of MedAvail Technologies Inc. (medication dispensing equipment and services) a position he has held since 2012. Previously, Mr. Kilroy was the Chief Executive Officer of Symcor Inc. (business process outsourcing services), from 2005 to 2010. Prior to that, Mr. Kilroy was the Chief Executive Officer of IBM Canada Ltd. (information technology) from 2001 to 2005.

	Board and Committee Membership	Attendance		Board Memberships
	Board Audit (Chair) Corporate Governance & Compensation	10 6 4	100% 100% 100%	Current: MedAvail Technologies Inc.; Cirba Inc. Previous: Symcor Inc.; The Conference Board of Canada
	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (CDN$) (3)
	2015	2,752	136,779	139,531	$401,849
	2014	2,752	120,464	123,216	$531,061

R. Randall MacEwen Age: 46 B.C., Canada Director since: 2014 Non-Independent

Mr. MacEwen is President and Chief Executive Officer of Ballard, a position he has held since October 2014. Previously, Mr. MacEwen was the founder and Managing Partner at NextCleanTech LLC (consulting services) from [2010 to 2014; and President & CEO and Executive Vice President, Corporate Development at Solar Integrated Technologies, Inc. (solar) from 2006 to 2009 and 2005 to 2006, respectively. Prior to that, Mr. MacEwen was Executive Vice President, Corporate Development at Stuart Energy Systems Corporation (onsite hydrogen generation systems) from 2001 to 2005; and an associate at Torys LLP (law firm) from 1997 to 2001.

	Board and Committee Membership	Attendance(4)		Board Memberships
	Board Audit Corporate Governance & Compensation	1 2 1	100% 100% 100%	Current: none Previous: Solar Integrated Technologies Inc., Sparq Systems Inc.
Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (CDN$) (3)
	2015	0	0	0	$0
	2014	-	-	-	-

James Roche Age: 52 Ontario, Canada Director since: 2015 Independent

Mr. Roche is President and Chief Executive Officer of Stratford Managers Corporation (management consulting services), a position he has held since 2008. Prior to that, Mr. Roche was President and Chief Executive Officer of CMC Microsystems (microsystem research and commercialization) from 2006 to 2007; and President and Chief Executive Officer of Tundra Semiconductor Corporation (semiconductors) from 1995 to 2006.

	Board and Committee Membership	Attendance(5)		Board Memberships
	Board Audit Corporate Governance & Compensation	- - -	n/a n/a n/a

Current: Wi-LAN Inc.; Ocean Networks Canada Society; Children’s Hospital of Eastern Ontario; Stratford Managers Corporation; NRC-IRAP Advisory Board
Previous: Tundra Semiconductor Corporation; Aztech Innovations Inc.; DNA Genotek Inc.; Queensway Carleton Hospital; Youth Services Bureau of Ottawa

Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (CDN$) (3)
	2015	0	0	0	$0
	2014	-	-	-	-

11

Carol M. Stephenson Age: 64 Ontario, Canada Director since: 2012 Independent

Ms. Stephenson’s principal occupation is corporate director. Previously, she was the Dean of the Richard Ivey School of Business at the University of Western Ontario from 2003 until 2013. Prior to that, she served as President and Chief Executive Officer of Lucent Technologies Canada from 1999 to 2003. Ms. Stephenson was invested as an Officer into the Order of Canada in 2010.

	Board and Committee Membership	Attendance		Board Memberships
	Board Audit Corporate Governance & Compensation (Chair)	10 5 4	100% 83% 100%

Current: General Motors Company; Intact Financial Services Corporation (formerly ING Canada); Manitoba Telecom Services Inc.; Catalyst Advisory Board
Previous: Union Energy Waterheater Income Fund; London Economic Development Corporation; Ontario Research Fund Advisory Board; Vancouver Olympic Games Organizing Committee (VANOC); Women on Boards;

	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (CDN$) (3)
	2015	3,550	108,166	111,716	$321,743
	2014	3,550	83,693	87,243	$376,017

David B. Sutcliffe Age: 55 B.C., Canada Director since: 2005 Independent

Mr. Sutcliffe’s principal occupation is corporate director. Previously, Mr. Sutcliffe was the Chief Executive Officer of Sierra Wireless, Inc. (electrical and electronic industrial products) from May 1995 to October 2005. From May 2001 to April 2005, he was also the Chair of the Board of Sierra Wireless, Inc. He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.

	Board and Committee Membership	Attendance		Board Memberships
	Board Audit Corporate Governance & Compensation	9 6 4	90% 100% 100%	Current: BC Social Ventures Partners Previous: Sierra Wireless, Inc.; E-Comm 911; SMART Technologies Inc.
	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (CDN$) (3)
	2015	3,600	112,750	116,350	$335,087
	2014	3,600	99,698	103,298	$445,214

Ian Sutcliffe Age: 62 Ontario, Canada Director since: 2013 Independent

Mr. Sutcliffe’s principal occupation is corporate director. Mr. Sutcliffe has been a partner at Sutcliffe & Associates Management Consultants (management consulting services) since June 1985. Previously, Mr. Sutcliffe was co-CEO of PHeMI, Inc. (medical software and IT infrastructure) form July 2010 to November 2012; CEO, Chairman and independent director of BluePoint Data (IT services) from Sept 2001 to June 2011; and Vice Chair and CEO of BCS Global (video conferencing services) from January 2003 to March 2004. Mr. Sutcliffe was President of Mediconsult.com (public internet health services) from June 1995 to June 1999 and President and CEO from 1999 to 2001. Prior to that, Mr. Sutcliffe was with Coopers & Lybrand (chartered accounting and consultancy firm) in Vancouver and London, England from June 1979 to June 1985.

	Board and Committee Membership	Attendance		Board Memberships
	Board Audit Corporate Governance & Compensation	10 6 4	100% 100% 100%	Current: Vita Nova Foundation; Restore Canada Method of Care; Purefacts Financial Solutions Inc. Previous: BluePoint Data Inc.(6)
	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (CDN$) (3)
	2015	10,000	26,848	36,848	$106,123
	2014	10,000	13,797	23,797	$102,565

(1)	Mr. Bourne is an ex officio member of each of the committees.
(2)	As of April 10, 2015 and April 11, 2014, respectively.
(3)	Based on a CDN$2.88 and CDN$4.31 closing Share price on the TSX as of April 10, 2015 and April 11, 2014, respectively.

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(4)	Mr. MacEwen was appointed to the board as of October 6, 2014 and has attended all board and committee meetings from that date.
(5)	Mr. Roche was appointed to the board as of April 1, 2015.
(6)	Canadian securities legislation requires disclosure of any company that becomes insolvent while a director is a member of its board, or within one year from ceasing to act as a director. In this regard, Mr. Hayhurst was a director of Catalyst Paper Corporation, which sought an Initial Order under the Companies’ Creditors Arrangement Act on January 31, 2012. Mr. Ian Sutcliffe was a director of BluePoint Data Inc. on May 12, 2012 when the British Columbia Securities Commission issued a cease trade order against it for failure to file its financial statements and management’s discussion and analysis related thereto for the year ended December 31, 2011. Mr. Sutcliffe resigned as a director on June 27, 2012, subsequent to which BluePoint sold its business and distributed the proceeds to its shareholders.

APPOINTMENT OF AUDITORS

Our Audit Committee has recommended that KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, be nominated at the Meeting for re-appointment as our external auditors. Our Audit Committee will fix the remuneration of our external auditors if authorized to do so by Shareholders at the Meeting. It is expected that representatives of KPMG LLP will be present at the Meeting. KPMG LLP were appointed as our external auditors in 1999. Total fees paid to KPMG in 2014 and 2013 are set forth in the table below. We comply with the requirement regarding the rotation of our audit engagement partner every five years. The current audit engagement partner at KPMG LLP may continue in his role until the end of 2016.

The following table shows the fees we incurred with KPMG LLP in 2014 and 2013:

Type of Audit Fees	2014	2013
	(CDN$)	(CDN$)
Audit Fees	$438,362	$447,170
Audit-Related Fees	$7,350	Nil
Tax Fees(1)	$3,467	Nil
All Other Fees	Nil	Nil

(1)       The Tax Fees for 2012 related to tax advisory and transfer pricing services.

For a more detailed description of the Audit Committee or to see the Audit Committee’s mandate, a copy of which is posted on our website (www.ballard.com), see the section entitled "Audit Committee Matters" in our Annual Information Form dated February 26, 2015, which section is incorporated by reference into this Management Proxy Circular.

ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION

The Corporate Governance & Compensation Committee ("CGCC") monitors developments and trends relating to say-on-pay in Canada and elsewhere. In the United States, the SEC has established say-on-pay advisory shareholder vote requirements. Although the Corporation’s shares are traded on NASDAQ, Ballard is a “foreign private issuer” with the SEC and accordingly these requirements do not apply to it. Say-on-pay shareholder votes have been implemented by a number of larger issuers in Canada, but such votes are still not mandated in Canada to date. At the request of the Board, our Shareholders have passed resolutions on an advisory basis accepting the Corporation’s approach to executive compensation since 2011.

The CGCC recommended to the Board that Ballard Shareholders again be provided the opportunity, on an advisory basis, to vote at the Meeting in respect of the Corporation’s approach to executive compensation. The CGCC also recommended that adoption of a formal say-on-pay policy by the Board should continue to be deferred until Canadian regulatory requirements applicable to the Corporation are known.

Accordingly, the Shareholders of the Corporation are being given the opportunity to vote at this Meeting, on an advisory and non-binding basis, “FOR” or “AGAINST” the Corporation’s approach to executive compensation through the following resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Corporation, that the Shareholders accept the approach to executive compensation

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disclosed in the Corporation’s management proxy circular delivered in advance of the Corporation’s 2015 annual meeting of Shareholders.”

The Board believes that Shareholders should be well informed about and fully understand the objectives, philosophy and principles that it has used to make executive compensation decisions. For information regarding Ballard’s approach to executive compensation, Shareholders should review the section entitled "Executive Compensation – Compensation Discussion and Analysis" appearing below in this Management Proxy Circular.

Approval of the above resolution will require an affirmative vote of a majority of the votes cast on the matter at the Meeting. As the vote on this resolution is advisory, the results will not be binding on the Board or the CGCC. However, the Board and the CGCC will take the results of the advisory vote into account, as appropriate, as part of their ongoing review of executive compensation philosophy, principles, objectives, policies and programs.

EQUITY-BASED COMPENSATION PLANS

The Corporation adopted two equity-based compensation plans approved by our Shareholders at the 2009 Annual Meeting and re-approved at the 2012 Annual Meeting(1):

(a)	a consolidated share option plan (the "Option Plan"; and

(b)	a consolidated share distribution plan (the "SDP").

For a detailed description of the principal terms of our equity-based compensation plans, see Appendix "A" and "B" of this Management Proxy Circular.

The following table sets out, as of December 31, 2014, the number of securities we are authorized to issue under our equity-based compensation plans and the relevant exercise prices at which such securities may be issued.

Number of Securities Remaining
	Number of Securities to be	Weighted-Average Exercise	Available for Future Issuance
	Issued Upon Exercise of	Price of Outstanding	Under Equity Compensation
	Outstanding Options,	Options, Warrants and	Plans excluding securities
	Warrants and Rights (#)	Rights (CDN$)	reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity-based compensation plans	5,875,485	2.26	7,334,927
approved by security holders
Equity-based compensation plans	Nil	N/A	N/A
not approved by security holders
Total	5,875,485	2.26	7,334,927

The TSX requires that equity-based compensation plans of a listed issuer be re-approved by a majority of the issuer’s directors and by its shareholders every three years if such plan does not have a fixed maximum number of securities that can be issued under them. The Option Plan and SDP provide that the maximum number of the Corporation’s Shares available for issuance under them, in aggregate, cannot exceed 10% of the issued and outstanding Shares at the time of grant.

Shareholders will be asked at the Meeting to consider and, if deemed appropriate, to approve, by a simple majority of votes cast at the Meeting, a resolution, in the form below, to re-confirm and approve the Option Plan and SDP. If this resolution is not passed at the Meeting, no further awards will be made under
____________________

(1)	The Corporation also adopted a plan, administered by an independent trustee, for the purchase of Ballard Shares on the open market for the redemption of RSU awards (the "Market Purchase RSU Plan"). The independent trustee makes these open market purchases through the facilities of the TSX, and holds the purchased Shares in escrow until the restriction period is complete and any performance criteria have been satisfied. Shares purchased under this plan do not count against the 10% rolling cap under the Option Plan or SDP.

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the Equity-based Compensation Plans, however, the plans will continue on the same terms as they were the day before the Meeting in respect of equity-based compensation previously granted.

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The consolidated option plan (“Option Plan”), in the form approved by the Board, and its adoption by the Corporation, is hereby re-confirmed and approved.

2.	The consolidated share distribution plan (“SDP”), in the form approved by the Board, and its adoption by the Corporation, is hereby re-confirmed and approved.

3.	Any one officer or director of the Corporation is authorized on behalf and in the name of the Corporation to execute all such documents and to take all such actions as may be necessary or desirable to implement and give effect to this resolution or any part thereof."

In order for this ordinary resolution to be passed, it requires the positive approval of a simple majority (greater than 50%) of the votes cast thereon at the Meeting.

The Board recommends that Shareholders vote “FOR” the foregoing resolutions. The representatives of management named in the enclosed form of proxy, if named as proxyholders, intend to vote for the resolution, unless the Shareholder has specified in the form of proxy that his or her shares are to be voted against the resolution.

CORPORATE GOVERNANCE

Our Board and senior management consider good corporate governance to be central to our effective and efficient operation. We monitor corporate governance initiatives as they develop and benchmark industry practices to ensure that we are in compliance with corporate governance rules.

Our corporate governance practices are reflected in our Corporate Governance Policy, which provide for board composition and director qualification standards, tenure and term limits, director responsibilities, the form and amount of director compensation, director orientation and continuing education, management succession planning and performance evaluation of the Board. A copy of the Corporate Governance Policy can be found on our website (www.ballard.com). We have also reviewed our internal control and disclosure procedures, and are satisfied that they are sufficient to enable our Chief Executive Officer and Chief Financial Officer to certify our interim and annual reports filed with Canadian securities regulatory authorities, and to certify our annual reports filed with or submitted to the SEC.

In addition, we have set up a process for Shareholders to communicate to the Board, the details of which can be found on our website. A summary of shareholder feedback is provided to the Board through a semi-annual report.

We believe that we comply with all applicable Canadian securities administrators (“CSA”) and NASDAQ corporate governance rules and guidelines. The CSA requires that listed corporations subject to National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") disclose their policies respecting corporate governance. We comply with NI 58-101, which addresses matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. We are exempt from the NASDAQ corporate governance rule requiring that each NASDAQ quoted company has in place a minimum quorum requirement for shareholder meetings of 33 1/3% of the outstanding shares of the company’s voting common stock. Our by-laws currently provide that a quorum is met if holders of at least five percent of the votes eligible to be cast at a Shareholders’ meeting are present or represented by proxy at the meeting.

BOARD COMPOSITION AND NOMINATION PROCESS

All of our directors are independent except for Randall MacEwen, our President and Chief Executive Officer. "Independence" is judged in accordance with the provisions of the United States Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), and as determined by the CSA and the NASDAQ. We conduct an annual review of the other corporate boards on which our directors sit, and have determined that currently there are

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no board interlocks with respect to our directors. The Board has also established a guideline for the maximum number of corporate boards on which a director should sit. This guideline has been set at five corporate boards (not including non-profit boards).

The Board believes that its membership should be composed of highly qualified directors from diverse backgrounds who demonstrate integrity and suitability for overseeing management. The CGCC and the Board have determined that the criteria to be considered when selecting directors and recommending their election by the Shareholders include the following:

a)	Direct experience in leading a business as a CEO or other senior executive

b)	Strategy development experience

c)	Sales/Marketing experience

d)	Finance/Accounting experience & education

e)	Product development experience

f)	Corporate governance experience & education

g)	Early-Stage business commercialization experience

h)	CleanTech sector knowledge

i)	Asian market experience

Our CGCC conducts an annual process under which an assessment is made of the skills, expertise and competencies of the directors and is compared to our needs and the needs of the Board. This process culminates in a recommendation to the Board of individual nominee directors for election at our annual Shareholders’ meeting. To this end, the CGCC will, when identifying candidates to recommend for appointment or election to the Board:

a)	consider only candidates who are highly qualified based on their experience, expertise, perspectives, and personal skills and qualities;

b)	consider diversity criteria including gender, age, ethnicity and geographic background; and

c)	in addition to its own search, as and when appropriate from time to time, engage qualified independent external advisors to conduct a search for candidates who meet the Board’s expertise, skills and diversity criteria.

Currently, we have one woman serving on our board, a representation of 14%. As part of its approach to Board diversity, the Board has not established targets for any diversity criteria at this time. The CGCC will assess the effectiveness of this policy annually and recommend amendments to the Board, including adoption measurable objectives for achieving Board diversity, as appropriate.

The following table identifies some of the current skills and other factors considered as part of the competency matrix developed by the CGCC. Each director was asked to indicate the top three competencies which he/she believes they possess.

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	Ian A.	Douglas P.	Edwin J.	R. Randall	James	Carol M.	David B.	Ian Sutcliffe
	Bourne	Hayhurst	Kilroy	MacEwen	Roche	Stephenson	Sutcliffe

President/CEO				✓		✓	✓	✓
Experience
Strategy	✓	✓	✓		✓	✓	✓
Sales/Marketing			✓
Finance/Accounting	✓	✓						✓
Product			✓		✓
Development
Corporate	✓	✓				✓
Governance
Early Stage Business				✓	✓		✓	✓
Commercialization
Clean Technology				✓
Asian Markets

MAJORITY VOTING POLICY

At any meeting of Ballard’s Shareholders where directors are to be elected, Shareholders will be able to either: (a) vote in favor; or (b) withhold their Shares from being voted in respect of each nominee separately. If, with respect to any nominee, the total number of Shares withheld exceeds the total number of Shares voted in favor, then the nominee will immediately submit his or her resignation to the Board to take effect immediately upon acceptance by the Board. Upon receipt of such conditional resignation, the CGCC will consider the matter and, as soon as possible, make a recommendation to the full Board regarding whether or not such resignation should be accepted. After considering the recommendation of the CGCC, the Board will decide whether or not to accept the tendered resignation and will, not later than 90 days after the annual Shareholders’ meeting, issue a press release which either confirms that it has accepted the resignation or provides an explanation for why it has refused to accept the resignation. The director tendering his or her resignation will not participate in any meeting of the Board or the CGCC at which the resignation is considered. Subject to any restrictions or requirements contained in applicable corporate law or Ballard’s constating documents, the Board may: (a) leave a resulting vacancy unfilled until the next annual Shareholders’ meeting; (b) appoint a replacement director whom the Board considers merits the confidence of the Shareholders; or (c) call a special meeting of Shareholders to elect a replacement director who may be a person nominated by management. The policy does not apply in respect of any contested Shareholders’ meeting, which is any meeting of Shareholders where the number of nominees for director is greater than the number of directors to be elected.

TENURE AND TERM LIMITS

Directors are elected yearly at our annual Shareholders’ meeting and serve on the Board until the following annual Shareholders’ meeting, at which time they either stand for re-election or leave the Board. If no meeting is held, each director serves until his or her successor is elected or appointed, unless the director resigns earlier.

A director is expected to serve on at least one Committee of the Board. The CGCC and Audit Committee are tasked with ensuring a rotation of Committee members and Chairs to broaden the experience and skills of each member of the Board, and ensure an appropriate mix of experience and expertise in respect of the various roles of the Board and its committees. Currently, each independent director serves as a member of the Audit Committee and the CGCC. A director may only serve on the Board for a maximum of 15 consecutive years. These provisions do not apply to the President & Chief Executive Officer in his/her role as a Board member.

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In addition to the majority voting policy, the Board has established additional guidelines that set out the circumstances under which a director would be compelled to submit a resignation or be asked to resign.

DIRECTOR SHARE OWNERSHIP GUIDELINES

We have minimum share ownership guidelines that apply to our independent directors. The guidelines were revised by the Board effective September 21, 2011.

All independent directors must hold the number of Ballard Shares having a value equivalent to three times the director’s annual retainer. Directors may apply DSUs they have received as payment for all or part of their annual retainer towards the minimum share ownership requirements.

The value of Shares held by directors will be measured on or about September 1st of each year based on the purchase price actually paid by the director for such Shares, or the value of DSUs or Shares received by the director when issued to him or her by the Corporation, as applicable.

Directors have five years from the date that they are first elected to the Board to comply. The Chair of the Board has five years to satisfy the minimum share ownership requirements. Any director who fails to comply with the share ownership requirement may not stand for re-election. Currently, all directors have met or are on track to achieve these guidelines.

BOARD MEETINGS

The Board meets on a regularly scheduled basis and directors are kept informed of our operations at meetings of the Board and its committees, and through reports by and discussions with management. In 2014, in-camera sessions, chaired by the Chair of the Board, were held after each regularly scheduled Board meeting involving all of the independent directors without the presence of management. In addition, communications between the directors and management occur apart from regularly scheduled Board and committee meetings. The Board has set a minimum meeting attendance guideline of 70%. Non-compliance with this guideline by a director is one of the factors considered in his or her individual performance evaluation at the end of the year.

ROLES AND RESPONSIBILITIES

The Board operates under a formal mandate (a copy of which is attached as Appendix "A" and is posted on our website: www.ballard.com), which sets out its duties and responsibilities, including matters such as corporate strategy, fiscal management and reporting, selection of management, legal and regulatory compliance, risk management, external communications and performance evaluation. The Board has also established terms of reference and corporate governance guidelines for individual directors (copies of which are also posted on our website), which set out the directors’ individual responsibilities and duties. Terms of reference are also established for the Board Chair and the CEO. These terms of reference and guidelines serve as a code of conduct with which each director is expected to comply, and address matters such as conflicts of interest, the duties and standard of care of directors, the level of availability expected of directors, requirements for maximizing the effectiveness of Board and committee meetings, and considerations that directors are to keep in mind in order to make effective and informed decisions.

In addition, we have a Board-approved "Code of Ethics", which applies to all members of the Board, as well as our officers and employees. A copy of the Code of Ethics can be found on our website (www.ballard.com). This document is reviewed annually and updated or revised as necessary. Annually, all employees in Sales & Marketing, Finance & Administration, Supply Chain, Customer Service and Quality, and all management employees and officers, are required to formally acknowledge they have read, reviewed and comply with the Code of Ethics. A compliance report is then presented to the Audit Committee and Board.

The Chair of the Board is responsible for ensuring the appropriate organization, content and flow of information to the Board and that all concerns of the directors are addressed. The Chair of the Board reviews and sets the agenda for each Board meeting. The Chair of the Board is also responsible for organizing and

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setting the frequency of Board meetings and ensuring that Board meetings are conducted efficiently. The Chair of the Board is an independent director.

Each year, the Board identifies a list of focus priorities for the Board during the year. The CGCC regularly monitors the Board’s progress against these priorities throughout the year.

BOARD ORIENTATION AND EDUCATION

We have established a formal director orientation and ongoing education program. Upon joining our Board, each director receives an orientation regarding our business. Such orientation consists of site visits to our manufacturing facilities, presentations regarding our business, technology and products, and a manual that contains various reference documents and information. Continuing education is offered by way of ongoing circulation of informative materials aimed at topical subject matters and management presentations at Board meetings, as well as guest speakers who are invited to speak to our Board on various topics. In the past, we have invited guest speakers to speak to our Board about the fuel cell industry, government regulation, corporate governance and risk management, and internal management representatives to speak about various issues relating to our technology and business. The educational presentations that are made by internal management provide an opportunity for Board members to meet and interact with members of our management team.

SHAREHOLDER FEEDBACK AND COMMUNICATION

We have set up an e-mail process for Shareholders to communicate with the Board, through the Chair of the Board. Shareholders who wish to send a message to the Chair of the Board can find the details of this process on our website (www.ballard.com). In addition, a summary of shareholder feedback that is received by us is provided to the Board through a semi-annual report.

BOARD AND DIRECTOR PERFORMANCE EVALUATIONS

Each year, the Board conducts an evaluation and review of its performance during the past year. The evaluation is conducted through a process determined from time to time by the CGCC which elicits responses from individual directors on a confidential basis regarding the Board and individual directors. The process may include the completion of a questionnaire by all of the directors as well as individual director self-evaluations and peer evaluations. The CGCC presents the summary results to the full Board, which then, based on the results of the evaluation, determines appropriate changes to improve Board effectiveness.

COMMITTEES OF THE BOARD

The Board has established two standing committees: (1) the Audit Committee; and (2) the Corporate Governance & Compensation Committee (“CGCC”).

Each committee has been delegated certain responsibilities, performs certain advisory functions and either makes certain decisions or makes recommendations to the Board. Each committee chair reports on the activities of the committee to the Board following each committee meeting. None of the members of these committees are current or former officers or employees of ours, or any of our subsidiaries.

The following chart sets out current members of our standing committees:

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Corporate Governance &
Compensation
	Audit Committee	Committee
Ian A. Bourne	✓[1]	✓[1]
Douglas P. Hayhurst	✓	✓[2]
Edwin J. Kilroy	✓ (Chair)	✓[2]
R. Randall MacEwen	✓[3]	✓[3]
John W. Sheridan	✓[3]	✓[3]
James Roche	✓	✓
Carol M. Stephenson	✓[4]	✓ (Chair)
David B. Sutcliffe	✓	✓
Ian Sutcliffe	✓	✓
1	Chair of the Board and designated financial expert. Mr. Bourne is an ex officio member of each of the committees.
2	Mr. Hayhurst and Mr. Kilroy joined the CGCC on June 3, 2014.
3	Non-independent directors. Mr. MacEwen joined the board as of October 6, 2014; Mr. Sheridan resigned from the board effective December 31, 2014. Mr. MacEwen and Mr. Sheridan attended the meetings but were not voting members of the committees.
4.	Ms. Stephenson joined the Audit Committee on June 3, 2014.

After the Meeting, we will reconstitute all of the standing committees to reflect the newly elected Board.

In addition to the standing committees of the Board, two ad hoc committees, the CEO Search Committee and the Director Search Committee, were established in 2014.

Audit Committee

The Audit Committee met 6 times during 2014. The Audit Committee is constituted in accordance with SEC rules, applicable securities laws and applicable NASDAQ rules, and assists the Board in fulfilling its responsibilities by reviewing financial information, the systems of corporate controls and the audit process.

The Audit Committee is responsible for overseeing the audit process and the preparation of our financial statements, ensuring that our financial statements are fairly presented in accordance with International Financial Reporting Standards (“IFRS”), approving our quarterly financial statements, and reviewing and recommending to the Board our year-end financial statements and all financial disclosure contained in our public documents. The Audit Committee meets with our financial officers and our internal and external auditors to review matters affecting financial reporting, the system of internal accounting and financial disclosure controls and procedures, and the audit procedures and audit plans. The Audit Committee reviews our significant financial risks and the appointment of senior financial executives, and annually reviews our insurance coverage, tax loss carry forwards, pension and health care liabilities, and off-balance sheet transactions. The Audit Committee has at least two members, Ian A. Bourne and Douglas P. Hayhurst, who qualify as audit committee financial experts under applicable securities regulations. All of the members of the Audit Committee are independent directors in accordance with the applicable Canadian and United States securities laws and exchange requirements and are financially literate.

The Audit Committee is responsible for recommending the appointment of our external auditors (for Shareholder approval at our annual general meeting), monitoring the external auditors’ qualifications and independence, and determining the appropriate level of remuneration for the external auditors. The external auditors report directly to the Audit Committee. The Audit Committee also approves in advance, on a case-by-case basis, any services to be provided by the external auditors that are not related to the audit.

In addition, the Audit Committee is mandated to review all financial disclosure contained in prospectuses, annual reports, annual information forms, management proxy circulars and other similar

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documents. The Audit Committee is also responsible for ensuring that the internal audit function is being effectively carried out. The Audit Committee reviews and approves, in advance, related party transactions (including transactions and agreements in respect of which a director or executive officer has a material interest) on a case-by-case basis.

For a more detailed description of the Audit Committee or to see the Audit Committee’s mandate, a copy of which is posted on our website, see the section entitled "Audit Committee Matters" in our Annual Information Form dated February 26, 2014, which section is incorporated by reference into this Management Proxy Circular.

Corporate Governance & Compensation Committee

The CGCC met 4 times during 2014. Collectively, the CCGC members have extensive compensation-related experience as senior executives (past and present) and members of the board of directors and committees of other public and private corporations. The Board is confident that the CCGC collectively has the knowledge, experience and background to carry out the Committee’s mandate effectively and to make executive compensation decisions in the best interests of the Corporation and its Shareholders.

The CGCC is responsible for the following:

●	recommending the size of the Board and the formation and membership of committees of the Board;

●	review and approval of all director nominations to the Board;

●	determining director compensation;

●	maintaining an ongoing education program for Board members;

●

ensuring a formal process exists to evaluate the performance of the Board, Board committees, individual directors, and the Chair of the Board, and ensuring that appropriate actions are taken, based on the results of the evaluation, to improve the effectiveness of the Board;

●	conducting succession planning for the Chair of the Board; and

●	monitoring corporate governance and making recommendations to enable the Board to comply with best corporate governance practices in Canada and the United States;

The CGCC is also responsible for:

●

considering and authorizing the terms of employment and compensation of executive officers and providing advice on organizational and compensation structures in the various jurisdictions in which we operate;

●	reviewing and setting the minimum share ownership requirement for executive officers;

●	reviewing all distributions under our equity-based compensation plans, and reviewing and approving the design and structure of, and any amendments to, those plans;

●	ensuring appropriate CEO and senior management succession planning, recruitment, development, training and evaluation; and

●	annually reviewing the performance objectives of our CEO and conducting his annual performance evaluation.

Any compensation consultants engaged by us, at the direction of the CGCC, report directly to the CGCC, which has the authority to appoint such consultants, determine their level of remuneration, and oversee and terminate their services.

The CGCC does not have a written policy regarding succession planning or recruitment of executive officers. However, the CGCC takes the same approach when identifying candidates for executive officers that it takes in respect of director candidates. The CGCC will, when identifying executive officer candidates:

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a)	consider only candidates who are highly qualified based on their experience, expertise, perspectives, and personal skills and qualities; and

b)	consider diversity criteria including gender, age, ethnicity and geographic background.

The CGCC has not established targets for any diversity criteria for executive officers at this time. The CGCC and Board annually review executive succession plans and emerging leadership candidates, including a review of demographic information to ensure the correct focus on diversity. Individual development plans are established by management, including those for female leaders, and the Corporation has sponsored and supported participation in activities including the Minerva “Women in” annual luncheon series and Board-led career discussions. As of the Record Date, there are no women executive officers of the Corporation.

A copy of the CGCC’s mandate is posted on our website (www.ballard.com). The mandate is reviewed annually and the CGCC’s performance is assessed annually through a process overseen by the Board.

CEO Search Committee

The CEO Search Committee was a temporary committee of the Board established in 2014 for the purpose of interviewing and recommending suitable CEO candidates for consideration by the Board.

The CEO Search Committee met 3 times during 2014. The members were Carol M. Stephenson (Chair), Ian A. Bourne and Ian Sutcliffe. The committee engaged Spencer Stuart to provide services in support of the CEO candidate selection and interview process. Following the appointment of Mr. MacEwen in October, the committee was dissolved.

Director Search Committee

The Director Search Committee is a temporary sub-committee of the CGCC established in 2014 for the purpose of establishing and leading a search and selection process of potential director nominees for consideration by the Board.

The Director Search Committee met once during 2014. The members are Carol M. Stephenson (Chair), Ian A. Bourne and David B. Sutcliffe. The committee engaged Spencer Stuart to provide services in support of the director nominee candidate selection and interview process.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This section of this Management Proxy Circular contains a discussion of the elements of compensation earned by our "Named Executive Officers", who are listed in the Summary Compensation Table below: Randall MacEwen (President and Chief Executive Officer), Tony Guglielmin (Vice President and Chief Financial Officer), Christopher J. Guzy (Vice President and Chief Technical Officer), Paul Cass (Vice President and Chief Operations Officer) and Steven Karaffa (Vice President and Chief Commercial Officer).

John W. Sheridan was President and Chief Executive Officer from January 1, 2014 until October 6, 2014, upon which date Mr. MacEwen was appointed as President and Chief Executive Officer. Mr. Sheridan continued to serve as an employee in an advisory capacity until his retirement on December 31, 2014.

Objectives of Our Executive Compensation Program

The structure of our executive compensation program is designed to compensate and reward executives appropriately for driving superior performance. For our Named Executive Officers, a significant portion of their total direct compensation is "at risk" and tied closely to the success of the Corporation’s short and long-term objectives. "At risk" means that the executive will not realize value unless specified goals, many of which are directly tied to the Corporation’s performance, are achieved or the price at which our

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Shares are traded on the TSX or NASDAQ appreciates. In 2014, these performance goals, and resulting compensation awards, were largely focused on the Corporation’s key business drivers including growing revenue, Adjusted EBITDA(2) performance, gross margin performance, cash opex management, on-time product deliveries and the delivery of key strategic business enablers to position the Corporation for long term success. This compensation philosophy puts a strong emphasis on pay for performance, and uses equity awards as a significant component in order to correlate the long-term growth of shareholder value with management’s most significant compensation opportunities. The strategic goals of the Corporation are reflected in the incentive-based executive compensation programs so that executives’ interests are aligned with Shareholders’ interests.

Philosophy and Objectives

Our philosophy and objectives regarding compensation are to:

(c)	attract and retain experienced, qualified, capable executive officers by paying salaries which are competitive in the markets in which we compete for executive talent;

(d)	motivate short and long-term performance by directly linking annual bonuses to performance; and

(e)	link our executive officers' interests with those of our Shareholders by providing our executive officers with equity-based compensation, requiring them to comply with minimum share ownership guidelines and build a sustained ownership position.

Compensation Risk Considerations

The CGCC and Board believe that relative to other market sectors (e.g. Financial) the risk associated with our compensation practices is low. Given the increased emphasis being placed on ensuring that compensation practices do not encourage behaviours that expose the corporation to greater risk, this is an area that the CGCC and Board continue to monitor regularly.

The CGCC and Board currently consider the risks associated with the Corporation’s compensation policies and practices are mitigated by:

●	evaluating the impact of each compensation component on management behaviour:

○	for base pay, there is no unusual risk-taking being encouraged;

○	for long-term equity-based incentive programs, the potential risks are considered low, in part due to the mix of RSU and Option awards with time and/or performance based vesting terms, and overall generally consistent with other public company risks;

○	for short term cash incentives, the potential risks are low since the plan uses multiple metrics in the Corporate Multiplier, both quantitative and qualitative (described below) and has caps to the maximum earnings available under each component of the plan.

●	ensuring the CGCC and Board mandates reflect the correct accountabilities, oversight and controls on the Corporation’s compensation policies and practices, especially as they relate to executive compensation; and

●	working with management and/or external consultants to stress test each compensation component, to ensure boundary conditions are reasonable and do not produce unexpected or unintended financial windfalls.

The CGCC and Board consider that these mitigation approaches results in the Corporation’s risk profile associated with its compensation practices being low.

____________________

(2)     For a discussion of EBITDA and Adjusted EBITDA, please refer to Ballard’s 2014 Management’s Discussion & Analysis.

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How Executive Compensation is Determined

The CGCC is charged with reviewing and approving executive officers’ benefit policies and compensation plans, including our annual bonus plan and our long-term equity-based compensation plans. As part of its mandate, the CGCC approves and recommends to the Board the appointment of our executive officers. The CGCC also reviews and approves the amount and form of their compensation, their development and succession plans, and any significant organizational or management changes. When appropriate, the CGCC retains independent compensation consultants for professional advice and as a source of competitive market information. In 2014, the CGCC continued to retain Towers Watson on an as-needed basis, to provide independent advice related to Ballard executive compensation items. The CGCC also seeks the advice and recommendations of our President and CEO with respect to the compensation of our other executive officers. The President and CEO does not participate in the portions of the CGCC discussions that relate directly to his personal compensation.

Executive Pay Mix and the Emphasis on "At Risk" Pay

We place emphasis on performance by having a significant proportion of our executive officers’ total annual compensation linked to corporate and individual performance. For 2014, an average of 56% of the annual compensation earned by each of our Named Executive Officers came from "at risk", variable, performance-related compensation containing inherent market performance risk, where annual compensation includes base salary, annual bonus and equity-based long-term incentives (including share options and RSUs). Due to the timing of Mr. MacEwen’s appointment and issuance of his new hire award, Mr. MacEwen did not receive “at risk” compensation in 2014, and therefore was not included in this calculation.

The Use of Benchmarking

Our overall compensation objective is to pay executives on average at the 50th percentile of the comparator group for full achievement of performance goals. Over-achievement or under-achievement will result in being over or under the average.

In late 2011, the CGCC, working with Towers Watson, updated the comparator companies contained within the Corporation’s compensation comparator group to reflect the Corporation’s current business size and market focus. A revised list of comparator companies was reviewed and accepted by the CGCC, which selected the group of comparators ensuring a suitable mix of Canadian and United States companies exhibiting a growth oriented mix of revenues, employee base, asset base, market capitalization and market focus. This same comparator group was maintained in 2014. This comparator group comprises the primary source of compensation data for review of the Corporation’s market competitiveness. The CGCC reviews the composition of the comparator company list on an annual basis.

The Corporation’s current comparator group is:

Canadian Companies	United States Companies
EXFO Inc	AeroVironment Inc
Hydrogenics Corp.	Allied Motion Technologies Inc
New Flyer Industries Inc	American Superconductor Corporation
Sierra Wireless Inc	Fuel Cell Energy Inc
Westport Innovations Inc	GrafTech International Ltd
Plug Power Inc

The CGCC compares each executive officer’s annual salary, target annual incentive bonus and long-term incentive compensation value, both separately and in the aggregate, to amounts paid for similar positions at comparator group companies. As noted above, the CGCC’s practice is to target annual total direct compensation for each executive at approximately the 50th percentile among the comparator group companies.

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Towers Watson has been retained by the CGCC since 2008 to provide executive compensation benchmarking and general executive compensation, equity plan and Board compensation advisory services. In 2014, Towers Watson provided their opinion of the new CEO compensation and proposed re-design of the 2015 Corporate Bonus Plan.

The following table sets out the fees paid to Towers Watson during each of the two most recently completed financial years:

	Executive Compensation-	All Other Fees
	Related Fees
2014	$10,194	Nil
2013	Nil	Nil

Current Executive Compensation Elements

Our compensation program for our executive officers has three primary components:

(a)	annual salary;

(f)	annual incentives (bonus); and

(g)	equity-based long-term incentives comprised of awards that may be issued under our Option Plan, Share Distribution Plan or under the Market Purchase RSU Plan.

Significant Compensation Program Changes Planned in 2015

A new bonus scorecard approach has been adopted starting in 2015. The new scorecard approach retains many of the key elements of the prior program (including a suitable mix of quantitative and qualitative metrics to drive the annual performance of the business), integrating the concept of reward for stretch performance into one singular scorecard.

As part of the CEO transition in late 2014, a clawback provision was included to Mr. MacEwen’s employment contract to allow the Corporation to claw back certain financial benefits in the event of the Corporation’s financial statements being materially restated as a result of wilful misconduct or fraud.

In addition, Mr. MacEwen’s base salary ($500,000) and annual target LTI amount ($625,000) were set at levels below that of the previous CEO ($530,000 and $800,000, respectively).

We will now refer to restricted share units subject to time and performance vesting as “PSUs” to distinguish them from restricted share units subject to time vesting only (“RSUs”). A new PSU vesting criteria based on corporate performance metrics is being formulated for implementation in 2015.

Annual Salary

The CGCC approves the annual salary of our executive officers. Salary guidelines and salary adjustments for our executive officers are considered with reference to:

(a)	comparative market assessments performed by external compensation consultants;

(h)	the experience and qualifications of each executive officer;

(i)	the individual performance of each executive officer; and

(j)	the roles and responsibilities of each executive officer.

The Corporation chooses to pay this element of compensation because the Corporation’s view is that a competitive base salary is a necessary element for attracting and retaining qualified and experienced executive talent.

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The Corporation’s decisions about this element of compensation and its annual level impacts decisions about the level of target annual incentive an executive might receive, but only in the sense that the incentive bonus target is set as a percentage of annual salary.

In 2014, there was no annual salary increase for the President and CEO, with the other Named Executive Officers receiving merit based increases as detailed in the Summary Compensation Table.

Annual Bonus for Executive Officers

The CGCC reviews and approves the annual bonus for each executive officer based on the recommendations of our President and CEO in accordance with the factors described in the foregoing section.

The annual target bonus for each of Mr. Guglielmin, Mr. Guzy, Mr. Cass and Mr. Karaffa was set at 60% of base salary in 2014. This target was initially established in 2012 in response to the Towers Watson benchmarking study conducted in Fall 2011.

This annual bonus target is split into 2 parts. The first 50% is determined by individual and corporate performance relative to the Corporation’s annual goals. The second 50% is based on a stretch performance metric. In 2014, this stretch performance metric was over-achievement of a target total cash usage.

Therefore, 50% of each executive officer’s actual 2014 bonus was based on a combination of his individual performance and our corporate performance relative to goals, as discussed below under the section entitled "Methodology for Determining Annual Incentives", with the remaining 50% based on a stretch performance element related to over-achievement of annual total cash usage targets.

The Corporation maintains an annual bonus program in order to motivate short and long-term performance by directly linking annual bonuses to the performance and progress of the Corporation.

The Corporation’s decisions about this element of compensation do not directly affect decisions about any other element of the Corporation’s compensation program.

For a full discussion of annual incentive compensation for our President and CEO, see the section entitled "CEO Compensation". The section below entitled "Methodology for Determining Annual Incentives" applies equally to the President and CEO as it does to the other executives.

Methodology for Determining Annual Incentives

The actual annual bonus for each executive officer is determined by the CGCC on the basis of the following formula:

actual bonus = annual base salary x bonus percentage x individual performance multiplier

bonus percentage =	(50% of target bonus x corporate scorecard multiplier) + (50% of target bonus x stretch performance goal multiplier)

Corporate Scorecard Multiplier

The corporate scorecard multiplier is determined by the CGCC and approved by the Board with reference to achievement against the corporate goals set out in a Corporate Performance Scorecard approved by the CGCC and the Board at the commencement of the year. Each corporate performance goal on the scorecard is assigned a relative weighting in terms of importance to annual performance and growth of the Corporation, as well as a range of targeted outcomes, such that below a certain performance level the contribution of that goal to the overall corporate scorecard multiplier is zero. For 2014, the Corporate Performance Scorecard reflected a balance of Quantitative annual goals focussed on delivery of the 2014 operating plan (60% of the scorecard) and Qualitative goals focussed on key strategic outcomes during 2014 to position the Corporation for longer term success (40% of the scorecard). The Quantitative portion of the scorecard had 4 financial elements (Revenue, Gross Margin, Cash Opex and Adjusted EBITDA) and 1 operational elements (on-time product delivery). The Qualitative portion of the scorecard had 4 elements

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(Demonstrating progress in the Telecoms Back-Up Power systems market, Building a sustainable Engineering Services business, Customer Satisfaction and Health & Safety).

The goal related to Engineering Services was achieved above the 100% level. Goals related to on-time delivery and managing Cash Opex were achieved at or close to the 100% level. The goals related to Customer Satisfaction and Health & Safety were only partially achieved, while the financial goals related to Revenue, Gross Margin and Adjusted EBITDA were not achieved and received a zero score.

In aggregate the Corporate Scorecard Multiplier achievement equalled 37%, which as previously described, affected 50% of the annual bonus target for each of the Named Executive Officers.

Stretch Performance Goal Multiplier

The stretch performance goal related to over-achievement of the annual Total Cash Usage target was not achieved. As a result, the stretch performance goal multiplier for 2014 was 0%. This zero payout affected 50% of the executive’s annual bonus target.

Individual Performance Multiplier

The individual performance multiplier is determined with reference to achievement against the individual goals set for each executive officer, with an individual performance multiplier greater than 100% being awarded for superior performance against these goals, and an individual performance multiplier of less than 100% being awarded for substandard performance against these goals. Individual goals are set for individual executive officers by the CEO and are based on agreed-upon objective/identifiable measures relative to their respective functional accountabilities, which are aligned to the corporate performance goals. Individual multipliers for each Executive ranged from 80% to 125%. A summary of their individual performance is as follows:

Mr. Guglielmin met or exceeded all of his 2014 functional and personal goals related to cost management targets, strengthening liquidity and key IR objectives.

Mr. Guzy met or exceeded his key goals in 2014 related to key deliverables for the VW Engineering program, and other Technology Solutions contracts. New product programs were not delivered on schedule.

Mr. Cass met key goals in 2014 related to production delivery and establishing a new long term commercial agreement with Plug Power. Good progress was also made on new safety initiatives; however, goals related to enhancing the Quality organization were not fully met.

Mr. Karaffa met key goals in 2014 related to building a new Commercial organization structure, processes and adding key talent, however, revenue performance, particularly in the Back-Up Power segment was not achieved.

Long Term Incentives

We provide our executive officers with equity-based long-term incentives through the Option Plan, Market Purchase RSU Plan and the SDP. These equity- based long-term incentives typically take the form of Stock Options, RSUs (time-based vesting) or PSUs (time and performance-based vesting). These plans are designed to reinforce the connection between executive officer remuneration and our performance by motivating and rewarding participants for improving our long-term financial strength and enhancing shareholder value, and also providing retention value to executives. With respect to equity-based long-term compensation awards for our executive officers, individual performance and future contribution expectations are taken into account in determining the award. For 2014 awards, the President and CEO recommended to the Compensation Committee a value amount in dollars for each Named Executive Officer: see the amounts set out under “Share-Based Awards” and “Option-Based Awards” in our Summary Compensation Table. This value amount was broadly the same as for 2013 awards. For 2014, an incremental PSU value of $30,000 was granted to each of Mr. Guglielmin, Mr. Guzy and Mr. Cass to recognize the additional responsibilities and workload expected during the CEO transition period. This value amount was then converted to PSUs at the then current market price by dividing the dollar value by the closing Share price on either the TSX or NASDAQ on the award date. The remaining approximately 10-25% of this value amount was converted to options by dividing the dollar value by the Black-Scholes value of a Ballard option on the award date. These

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options were then priced at the closing Share price on the day prior to the award date. Mr. Karaffa received a new hire grant of RSUs (time vested only) and Stock Options as detailed below. Additionally, Mr. Karaffa received a $30,000 grant of RSUs (time vested only) in September to assist with one-time cost differentials associated with his transition from U.S. to Canada. Mr. Karaffa was subject to a trading blackout at the time of this award and therefore the RSUs were not issued until February 26, 2015. Mr. MacEwen was awarded a new hire grant upon his appointment in October 2014 equal to 200,000 stock options and $500,000 of RSUs (time vested only). Mr. MacEwen was also subject to a trading blackout at the time of this award and therefore the RSUs were not issued until February 26, 2015.

This element of compensation and the Corporation’s decisions about this element fit into the Corporation’s overall compensation objectives in that they link our Shareholders’ interests with those of our executive officers by providing our executive officers with equity-based compensation, and requiring them to comply with minimum share ownership guidelines.

The Corporation’s decisions about this element of compensation do not affect decisions about any other element of the Corporation’s compensation.

Share Options

Share options are granted annually in respect of approximately 10-25% of the long-term incentive compensation to be provided to an executive. As a result, previous grants of Share options are not generally taken into account when making new grants. The actual number of Share options granted is determined by dividing the dollar value of the portion of the long-term incentive to be satisfied though an option grant by the Black-Scholes value of a Ballard option on the award date.

Under our Option Plan:

(a)	the exercise price of each option is determined by the Board, but must not be less than the closing price per Share on the TSX or NASDAQ on the last trading day before the date the option is granted; and

(b)	each option may be exercised by the holder in respect of up to one-third of the Shares subject to the option on or after the first, second and third anniversary of the effective date of the option on a cumulative basis.

Share options are typically granted for a term of seven years.

Restricted Share Units

Employees and executive officers are eligible to receive new PSU and RSU awards under the Market Purchase RSU Plan or SDP, which provide for vesting over periods of up to three years and awards may be subject to certain performance criteria, as determined by the Board upon the recommendation of the CGCC. Redemption of these share units is satisfied either with Shares bought under the Market Purchase RSU Plan or by treasury based shares reserved under the SDP.

The amount of the long-term incentive that is awarded to each executive officer is typically determined in the first quarter of each financial year, in conjunction with the determination of that executive officer’s annual bonus for the prior financial year. Since the long-term incentive is tied to future (as opposed to past) corporate performance, in our summary compensation table we report the grant of the long-term incentive in the "Share-Based Awards" column and the "Option-Based Awards" column for the particular year in which they were actually granted. The year-end values of unexercised or unvested Share options, PSUs and RSUs, and the vesting during the year of Share options, PSUs and RSUs are reported in the tables under the heading "Incentive Plan Awards".

In 2014, the performance criteria for PSUs were based on a tiered approach to vesting related to the annual performance of the Corporation (as prescribed by the Corporate Performance Scorecard).

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Corporate Scorecard	PSU Vesting
<50%	0%
≥50% and <75%	50%
≥75%	100%

New Issuances

On February 26, 2014, 339,811 PSUs were issued to the Named Executive Officers, including the President and CEO. For all our executive officers who received an award on that date, the PSU awards included a performance criteria achievement goal of a minimum corporate scorecard multiplier of 50% in each of the 3 years of the award, with 50% vesting if this threshold was achieved and 100% vesting if a corporate scorecard multiplier achievement of greater than 75% is achieved. Failure to meet this minimum corporate performance threshold in any one year results in that year’s award portion expiring and not being redeemed (see the section above entitled "Methodology for Determining Annual Incentives" for a description of the determination of the corporate scorecard multiplier). In February 2015, the Board determined, after setting the corporate multiplier to 37% for the purpose of determining annual bonus, that 0% of this year’s PSUs vested, per the terms of the PSU awards.

On February 26, 2014, Mr. Karaffa received a new hire grant of 41,791 RSUs, which are subject to time vesting annually over 3 years.

As described above, Mr. Karaffa and Mr. MacEwen received RSU awards in 2014 at a time when they were subject to trading blackouts. These awards ($30,000 and $500,000 respectively) were subsequently issued on February 26, 2015. Both awards are subject to time vesting only.

Redemptions

A redemption of PSUs to Shares for the Named Executive Officers, based on partial vesting of annual awards granted in 2011, 2012 and 2013 was approved by the Board on February 25, 2014.

On February 26, 2014, 228,992 PSUs vested and after statutory withholdings, 128,919 PSUs were redeemed into Shares, representing one-third of the 2012 annual PSU long-term incentive award granted to Messrs. Sheridan, Gugllielmin, Guzy and Cass.

On March 7, 2014, 136,506 PSUs vested and after statutory withholdings, 76,851 PSUs were redeemed into Shares, representing one-third of the 2011 annual PSU long-term incentive award granted to Messrs. Sheridan, Guglielmin, Guzy and Cass.

On March 7, 2014, 342,213 PSUs vested and after statutory withholdings, 192,663 PSUs were redeemed into Shares, representing one-third of the 2013 annual PSU long-term incentive award granted to Messrs. Sheridan, Guglielmin, Guzy and Cass.

CEO Compensation

Mr. Sheridan served as President and CEO from February 22, 2006 until his resignation on October 6, 2014. Mr. MacEwen was appointed President and CEO as of the same date. Mr. Sheridan continued to serve as an employee in an advisory capacity until his retirement on December 31, 2014.

Mr. Sheridan’s base salary was fixed at CDN$530,000 per year, from his initial appointment in 2006, and remained so for 2014. Upon his appointment, Mr. MacEwen’s base salary was set at CDN$500,000 per year.

The President & CEO is entitled to receive an RRSP contribution that is subject to an equivalent matching contribution from the President & CEO. Mr. MacEwen received a pro-rated RRSP benefit amount of CDN$5,354 for 2014; Mr. Sheridan received CDN$12,135. The President & CEO is also entitled to receive company-paid insurance premiums. Mr. MacEwen received CDN$198 and Mr. Sheridan received

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CDN$1,857 in 2014. In addition, the Board approved an additional one-time payment to Mr. Sheridan of CDN$60,235 for expenses related to an initial period of post-retirement US healthcare coverage.

Mr. Sheridan’s bonus for 2014 was determined by the CGCC on the basis of corporate financial and operational performance reflected in the Corporate Performance Scorecard rating, plus performance relative to the CEO’s individual goals for 2014, as approved by the Board. Mr. Sheridan’s target bonus for 2014 was equal to 80% of his annual base salary. Mr. MacEwen was not eligible for the annual incentive program in 2014, given his start date late in the year. Instead, Mr. MacEwen received a CDN$100,000 payment, effective his start date in lieu of bonus.

The CGCC determined that Mr. Sheridan had performed well in 2014, meeting individual goals related to Corporate Strategy development, CEO succession planning and creating a smooth CEO transition event, and senior leadership talent management, while exceeding goals related to Investor Relations and Shareholder value, and employee retention and engagement. Commensurate with this evaluation, the CGCC determined that the appropriate Individual Bonus Multiplier for Mr. Sheridan was 120%.

As noted earlier, the stretch performance goal related to over-achievement of the Total Cash Usage target was not achieved. As a result, the stretch performance goal multiplier for 2014 was 0%. This zero payout affected 50% of the Mr. Sheridan’s annual bonus target.

On February 25, 2014, the Board approved the recommendation by the CGCC and Mr. Sheridan was granted a long-term incentive award, equivalent at the time of grant to a total value of CDN$800,000; with CDN$200,000 converted to options in respect of 104,166 Shares (at an exercise price of CDN$3.73 per Share) and a PSU award of CDN$600,000 (160,858 PSUs at a price of CDN$3.73 per Share). These awards formed Mr. Sheridan’s 2014 long-term incentive package, and the overall value and equity mix was approved by the CGCC and the Board. Consistent with other Named Executive Officers, the PSU award has performance criteria and time vesting as described above, and the share options were granted with a 7-year term, with one-third of the options vesting at the end of each of the first three years.

Mr. MacEwen received a new hire long term incentive award, equivalent to 200,000 stock options and $500,000 RSU value (time vesting only). Due to being under a Corporate blackout as of his start date, the award was granted on February 26, 2015, upon the lifting of the trading blackout.

The cash portion of Mr. Sheridan’s total compensation in 2014 was CDN$721,200 (for base salary, bonus and benefits). The non-cash compensation portion related to the theoretical value of Options and RSUs at grant received in 2014, but to vest in later years, was CDN$800,000. The total value of Mr. Sheridan’s nominal compensation in 2014, the sum of the cash and non-cash components, was CDN$1, 521,200.

The cash portion of Mr. MacEwen’s total compensation in 2014 was CDN$226,766 (for base salary and benefits). The non-cash compensation portion related to the theoretical value of Options and RSUs at grant received in 2014, but to vest in later years, was CDN$0. The total value of Mr. MacEwen’s nominal compensation in 2014, the sum of the cash and non-cash components, was CDN$226,766.

Termination and Change of Control Benefits

For a description of the termination and change of control benefits under Ballard's employee contracts and equity compensation plans for the President & CEO and other Named Executive Officers, see the section entitled "Termination and Change of Control Benefits" below.

Perquisites

In addition to cash and equity compensation, the Corporation provides Named Executive Officers with certain personal benefits, consistent with similar benefits coverage within the comparator group. These benefits include a car allowance, medical benefits program, long and short-term disability coverage, life insurance, an annual medical and a financial planning allowance.

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Retirement Benefits

In 2010, the Corporation made changes to its overall RRSP program each executive to make a matching contribution to receive an RRSP benefit. As a result of these changes, the maximum benefit each executive can receive is up to 50% of the maximum amount allowable under the Income Tax Act (Canada).

In 2014, Mr. Sheridan, Mr. Guglielmin, Mr. Guzy and Mr. Cass each received an RRSP contribution from the Corporation, equal to 50% of the maximum amount allowable under the Income Tax Act (Canada), as each of them made an equivalent personal matching contribution. In 2014, Mr. Karaffa participated in the Company 401k matching program from February 24, 2014 to September 1, 2014 while he was employed by the US subsidiary, and then received a pro-rated RRSP contribution based on the formula above for the remainder of the year. Mr. MacEwen also received a pro-rated amount of this benefit, based on his start date.

None of the Named Executive Officers currently participates in a Corporation-sponsored Defined Benefits Plan, Defined Contribution Plan, or Supplemental Executive Retirement Plan, nor do they receive contributions to any such plan on their behalf from the Corporation.

Total Executive Officer Compensation

The total value of the compensation of the CEO together with all of the other Named Executive Officers (as defined below in the section entitled "Executive Compensation") was CDN$4,558,087.

Minimum Share Ownership Guidelines

Our executive officer minimum share ownership guidelines obligate each executive officer to own a minimum number of our Shares.

For the President and CEO the minimum share ownership guideline is equal to the lesser of:

(a)	the number of Shares that have a fair market value of three times the President and CEO’s base salary; or

(b)	the number of Shares equal to three times the President and CEO’s base salary divided by the closing share price of Shares on the TSX or Nasdaq on the trading day of the date of hire.

For executive officers other than the President and CEO, the minimum share ownership guideline is equal to the lesser of:

(a)	the number of Shares with a fair market value equal to the executive officer’s annual base salary; or

(c)	the number of Shares equal to the executive officer’s annual base salary divided by the closing share price of Shares on the TSX or Nasdaq on the trading day of the date of hire. (3)

For the purposes of this section, the "fair market value" is defined as the closing price of our Shares as listed on the TSX on the date of review of the guideline. All executive officers have met or are on track to achieve the applicable guidelines. (4)

Executives and directors are not permitted to hedge the market value of the Corporation securities granted to them as compensation or otherwise held, directly or indirectly, by them.
____________________

(3)	For executives who were employed as at December 2007, the minimum share ownership guideline is equal to the lesser of: (a) the number of Shares with a fair market value equal to the executive officer’s annual base salary; or (b) 35,300 Shares.
(4)	For the President and Chief Executive Officer, the share acquisition period is five years from the date of hire. For other executive officers who were employed as at December 2007, the time for acquiring the new minimum share ownership level is eight years. For executive officers hired after December 2007, the minimum number of Shares must be acquired over a five-year period.

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PERFORMANCE GRAPH

The following graph compares the total cumulative return to a Shareholder who invested $100 in our Shares on December 31, 2009, assuming reinvestment of dividends, with the total cumulative return of $100 on the NASDAQ Composite Index for the last five years.

	2009 (Dec 31)	2010 (Dec 31)	2011 (Dec 31)	2012 (Dec 31)	2013 (Dec 31)	2014 (Dec 31)
	($)	($)	($)	($)	($)	($)
Ballard	100	79	57	32	80	105
NASDAQ	100	117	115	133	184	209
Composite
Index

The trend shown by this graph does not reflect the trend in the Corporation’s compensation to its Named Executive Officers.

EXECUTIVE COMPENSATION TABLES

The following table summarizes the compensation paid for the fiscal years ended on December 31, 2012, December 31, 2013 and December 31, 2014 to our Named Executive Officers.

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Summary Compensation Table
				Long-Tern Incentives
				Share-Based	Option-Based	All Other	Total
Name and Principal		Salary(3)	Bonus(4)(5)	Awards(6)	Awards(7)	Compensation(8)	Compensation
Position	Year	(CDN$)	(CDN$)	(CDN$)	(CDN$)	(CDN$)	(CDN$)
R. Randall MacEwen(1)	2014	117,808	0	0	0	108,958	226,766
President and Chief Executive	2013	0	0	0	0	0	0
Officer	2012	0	0	0	0	0	0

John W. Sheridan(2)	2014	530,000	94,128	600,000	200,000	97,072	1,521,200
President and Chief Executive	2013	530,000	359,340	750,000	81,250	36,829	1,757,419
Officer	2012	530,000	0	675,000	225,000	29,910	1,459,910

Tony Guglielmin	2014	316,663	43,909	222,500	57,500	36,010	676,582
Vice President and Chief	2013	310,000	157,635	167,500	48,750	31,533	715,418
Financial Officer	2012	310,000	0	162,000	54,000	29,596	555,596

Paul Cass	2014	287,488	25,469	222,500	57,500	29,625	622,582
Vice President and Chief	2013	265,000	89,835	167,500	48,750	29,959	601,044
Operations Officer	2012	265,000	0	162,000	54,000	28,318	509,318

Christopher J. Guzy	2014	316,663	35,127	222,500	57,500	39,344	671,134
Vice President and Chief	2013	310,000	136,617	167,500	48,750	43,443	706,310
Technical Officer	2012	310,000	0	162,000	54,000	43,154	569,154

Steven Karaffa	2014	291,639	23,532	162,414	336,000	26,238	839,823
Vice President and Chief	2013	0	0	0	0	0	0
Commercial Officer	2012	0	0	0	0	0	0

(1)	Mr. MacEwen was appointed President and Chief Executive Officer as of October 6, 2014. He is also a director, but receives no compensation for his service as a director.

(2)	Mr. Sheridan was also a director, but received no compensation for his service as a director. Mr. Sheridan resigned as President & Chief Executive Officer as of October 6, 2014. He continued to serve as an employee in an advisory capacity and a director until his retirement on December 31, 2014.

(3)	Salary of each of the Named Executive Officers was paid in Canadian dollars, with the exception of Mr. Karaffa whose compensation was paid in part in United States dollars, which was converted into Canadian dollars using the Bank of Canada noon rate of exchange on December 31, 2014. The United States dollar amounts for 2014 were US$101,550, US$456,857, US$272,962, US$247,813, US$272,962, and US$251,391 for Messrs. MacEwen, Sheridan, Guglielmin, Cass, Guzy, and Karaffa, respectively. The United States dollar amounts for 2013 were US$0, US$456,857, US$267,218, US$228,429, US$267,218, and US$0 for Messrs. MacEwen, Sheridan, Guglielmin, Cass, Guzy, and Karaffa, respectively. The United States dollar amounts for 2012 were US$0, US$456,857, US$267,218, US$228,429, US$267,218, and US$0 for Messrs. MacEwen, Sheridan, Guglielmin, Cass, Guzy and Karaffa, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2014.

(4)	In 2014 and 2012, the bonus of each of the Named Executive Officers was paid in Canadian dollars. The corresponding United States dollar amounts for 2014 were US$0, US$81,138, US$37,849, US$21,954, US$30,279, and US$20,284 for Messrs. MacEwen, Sheridan, Guglielmin, Cass, Guzy and Karaffa, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2014.

(5)	In 2013, the bonus for Messrs. Sheridan, Guglielmin, Cass, and Guzy was issued as DSUs and this amount is based on the grant date fair market value of the award, which equals the closing price of the Shares on the TSX on the date of issuance of the award. The number of DSUs awarded is equal to the dollar amount of the award divided by the fair market value of the Shares at the time of issuance (based on the closing price of the Shares on the TSX on the date of issuance). The number of DSUs issued to Messrs. Sheridan, Guglielmin, Cass, and Guzy in respect of the fiscal year ended December 31, 2013 is as follows:

Bonus
			Fair Market Value
Named Executive		DSUs	of a Share	Total
Officer	Year	(#)	(CDN$)(A)	(CDN$)(B)
John W. Sheridan	2013	96,338	3.73	359,340
Tony Guglielmin	2013	42,261	3.73	157,635
Paul Cass	2013	24,084	3.73	89,835
Christopher J. Guzy	2013	36,627	3.73	136,617

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	(A)	The fair market value of a Share has been calculated using the Canadian dollar closing price of the Shares underlying the DSUs on the TSX on the date of issuance.

	(B)	The United States dollar amounts for 2013 were US$309,749, US$135,881, US$77,437, and US$117,763 for Messrs. Sheridan, Guglielmin, Cass and Guzy, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2014.

(6)	Represents the total fair market value of RSUs issued to each Named Executive Officer during the 2014, 2013, and 2012 fiscal years. This amount is based on the grant date fair market value of the award, which equals the closing price of the Shares on the TSX and NASDAQ on the date of issuance of the award. Fair value is determined in accordance with IFRS 2 of the International Financial Reporting Standards (accounting fair value) is recorded as compensation expense in the statement of operations over vesting periods of one to three years. There is no difference in Canadian dollars between the grant date fair market value of the award and the accounting fair value.

As noted above, a dollar value is approved for the long term incentive awarded to each executive and approximately 50-80% of this amount is awarded in the form of RSUs with the remaining 20-50% being awarded in the form of share options in 2014. In 2013, approximately 75-90% of this amount is awarded in the form of RSUs with the remaining 10-25% being awarded in the form of Share options. In 2012, approximately 75% of this amount was awarded in the form of RSUs with the remaining 25% being awarded in the form of Share options. The number of RSUs awarded is equal to the dollar amount of the award divided by the fair market value of the Shares at the time of issuance (based on the closing price of the Shares on the TSX and NASDAQ on the date of issuance). The number of RSUs issued to each Named Executive Officer in respect of the fiscal years ended December 31, 2014, December 31, 2013 and December 31, 2012 is as follows:

Share-Based Awards
			Fair Market Value
Named Executive		RSUs	of a Share	Total
Officer	Year	(#)	(CDN$)(A)	(CDN$)(B)
R. Randall MacEwen	2014	0	0	0
	2013	0	0	0
	2012	0	0	0
John W. Sheridan	2014	160,858	3.73	600,000
	2013	614,754	1.22	750,000
	2012	399,408	1.69	675,000
Tony Guglielmin	2014	59,651	3.73	222,500
	2013	137,295	1.22	167,500
	2012	95,858	1.69	162,000
Paul Cass	2014	59,651	3.73	222,500
	2013	137,295	1.22	167,500
	2012	95,858	1.69	162,000
Christopher J. Guzy	2014	59,651	3.73	222,500
	2013	137,295	1.22	167,500
	2012	95,858	1.69	162,000
Steven Karaffa	2014	41,791	3.89	162,414
	2013	0	0	0
	2012	0	0	0

	(A)	The fair market value of a Share has been calculated using the Canadian dollar closing price of the Shares underlying the RSUs on the TSX or NASDAQ on the date of issuance.

	(B)	The United States dollar amounts for 2014 were US$0, US$517,197, US$191,794, US$191,794, US$191,794, and US$140,000 for Messrs. MacEwen, Sheridan, Guglielmin, Cass, Guzy and Karaffa, respectively. The United States dollar amounts for 2013 were US$0, US$646,496, US$144,384, US$144,384, US$144,384, and US$0 for Messrs. MacEwen, Sheridan, Guglielmin, Cass, Guzy and Karaffa, respectively. The United States dollar amounts for 2012 were US$0, US$581,846, US$139,643, US$139,643, US$139,643, and US$0 for Messrs. MacEwen, Sheridan, Guglielmin, Cass, Guzy and Karaffa, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2014.

(7)	Represents the total of the fair market value of options to purchase our Shares issued under the Option Plan granted to each Named Executive Officer during each fiscal year. This amount is based on the grant date fair market value of the award determined using the Black-Scholes valuation model using the following key assumptions: expected life of 4 years, expected volatility of 68% and risk free interest rate of 1% for 2014; expected life of 5 years, expected volatility of 63% and risk free interest rate of 1% for 2013; and expected life of 5 years, expected volatility of 62% and risk free interest rate of 2% for 2012. Accounting fair value is recorded as compensation expense in the statement of operations over the vesting period. There is no difference in Canadian dollars between the grant date fair market value of the award determined using the Black-Scholes valuation model and accounting fair value determined in accordance with IFRS 2 of the International Financial Reporting Standards (accounting fair value).

As noted above, a dollar value is approved for the long term incentive awarded to each executive and approximately 50-80% of this amount is awarded in the form of RSUs with the remaining 20-50% being awarded in the form of Share options in 2014. In 2013, approximately 75-90% of this amount is awarded in the form of RSUs with the remaining 10-25% being awarded in the form of Share options. In 2012, approximately 75% of this amount is awarded in the form of RSUs with the remaining 25% being awarded in the form of Share options. The number of Share options awarded is equal to the dollar amount of the award divided by the fair market value of the Shares at the time of issuance (based on the

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closing trading price of the Shares on the TSX on the day prior to issuance). The number of Share options issued to each Named Executive Officer in respect of the fiscal years ended December 31, 2014, December 31, 2013 and December 31, 2012 is as follows:

Option-Based Awards
			Black-Scholes Value of Shares
		Shares Under	Underlying Options on Date of
Named Executive		Options	Grant	Fair Market Value
Officer	Year	(#)	(CDN$/Share)(A)	(CDN$))(B)
R. Randall MacEwen	2014	0	0	0
	2013	0	0	0
	2012	0	0	0
John W. Sheridan	2014	104,166	1.92	200,000
	2013	125,000	0.65	81,250
	2012	252,808	0.89	225,000
Tony Guglielmin	2014	29,947	1.92	57,500
	2013	75,000	0.65	48,750
	2012	60,674	0.89	54,000
Paul Cass	2014	29,947	1.92	57,500
	2013	75,000	0.65	48,750
	2012	60,674	0.89	54,000
Christopher J. Guzy	2014	29,947	1.92	57,500
	2013	75,000	0.65	48,750
	2012	60,674	0.89	54,000
Steven Karaffa	2014	175,000	1.92	336,000
	2013	0	0	0
	2012	0	0	0

	(A)	The fair market value of a Share has been calculated based on the Black-Scholes valuation model using the Canadian dollar closing price of the Shares underlying the options on the TSX on the date of issuance.

	(B)	The United States dollar amounts for 2014 were US$0, US$172,400, US$49,565, US$49,565, US$49,565, and US$289,630 for Messrs. MacEwen, Sheridan, Guglielmin, Cass, Guzy, and Karaffa, respectively. The United States dollar amounts for 2013 were US$0, US$70,037, US$42,022, US$42,022, US$42,022, and US$0 for Messrs. MacEwen, Sheridan, Guglielmin, Cass, Guzy, and Karaffa, respectively. The United States dollar amounts for 2012 were US$0, US$193,948, US$46,548, US$46,548, US$46,548, and US$0 for Messrs. MacEwen, Sheridan, Guglielmin, Cass, Guzy, and Karaffa, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2014.

(8)	All Other Compensation was paid in Canadian dollars. The United States dollar amounts for 2014 were US$93,922, US$83,675, US$31,040, US$25,536, US$33,914, and US$22,617 for Messrs. MacEwen, Sheridan, Guglielmin, Cass, Guzy, and Karaffa, respectively. The United States dollar amounts for 2013 were U$0, US$31,747, US$27,181, US$25,825, US$37,447, and US$0 for Messrs. MacEwen, Sheridan, Guglielmin, Cass, Guzy, and Karaffa, respectively. The United States dollar amounts for 2012 were US$0, US$25,782, US$25,511, US$24,410, US$37,198, and US$0 for Messrs. MacEwen, Sheridan, Guglielmin, Cass, Guzy, and Karaffa, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of the table above using the Bank of Canada noon rate of exchange on December 31, 2014.

The value of the items included in this amount was based on the aggregate incremental cash cost to the Corporation. All Other Compensation, including the type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites reported for a Named Executive Officer, includes:

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All Other Compensation
		Retirement Benefits
		(RRSP / 401k /
Named Executive		Defined Benefits)	Insurance Premiums	Other(A)	Total
Officer	Year	(CDN$)	(CDN$)	(CDN$)	(CDN$)
R. Randall MacEwen	2014	5,354	198	103,406	108,958
	2013	0	0	0	0
	2012	0	0	0	0
John W. Sheridan	2014	12,135	1,857	83,080	97,072
	2013	11,910	2,198	22,721	36,829
	2012	11,485	2,128	16,297	29,910
Tony Guglielmin	2014	12,135	1,059	22,816	36,010
	2013	11,910	1,075	18,548	31,533
	2012	11,485	1,041	17,070	29,596
Paul Cass	2014	12,135	1,023	16,467	29,625
	2013	11,910	1,075	16,974	29,959
	2012	11,485	1,041	15,792	28,318
Christopher J. Guzy	2014	12,135	914	26,295	39,344
	2013	11,910	1,075	30,458	43,443
	2012	11,485	1,041	30,628	43,154
Steven Karaffa	2014	12,372	326	13,540	26,238
	2013	0	0	0	0
	2012	0	0	0	0

(A)	Includes automobile allowances, temporary living and travel allowances, financial planning services and medical and health benefits. For Mr. MacEwen, other compensation also includes a $100,000 payment in lieu of bonus.

INCENTIVE PLAN AWARDS

The following table sets forth all option-based and share-based awards granted to our Named Executive Officers that are outstanding as of December 31, 2014.

Outstanding Share-Based Awards and Option-Based Awards
(as of December 31, 2014)

	Option-Based Awards					Share-Based Awards
	Number of				Value of
	Securities				Unexercised		Market or Payout
	Underlying		Option		In-The-	Number of	Value of PSUs/RSUs
	Unexercised		Exercise	Option	Money	PSUs/RSUs That	That Have Not
Named Executive	Options		Price(1)	Expiration	Options(2)	Have Not Vested	Vested(3)
Officer	(#)		(CDN$)	Date	(CDN$)	(#)	(CDN$)
R. Randall	0		0	N/A	0	0	0
MacEwen
John W. Sheridan	123,762		4.17	May 13, 2015	0	703,830	1, 668,077
	84,270	(4)	1.69	Feb. 24, 2019	0
	83,334	(4)	1.22	Mar. 8, 2020	0
	104,166	(4)	3.73	Feb. 27, 2021	0
Tony Guglielmin	103,448		2.10	Mar. 9, 2018	27,931	183,134	434,026
	60,674	(5)	1.69	Feb. 24, 2019	27,505
	75,000	(6)	1.22	Mar. 8, 2020	28,750
	29,947	(4)	3.73	Feb. 27, 2021	0
Paul Cass	14,000		5.08	Feb 22, 2015	0	183,134	434,026
	103,448		2.10	Mar. 9, 2018	27,931
	60,674	(5)	1.69	Feb. 24, 2019	27,505
	75,000	(6)	1.22	Mar. 8, 2020	28,750
	29,947	(4)	3.73	Feb. 27, 2021	0
Christopher J.	42,553		5.08	Feb. 22, 2015	0	183,134	434,026
Guzy	20,225	(4)	1. 69	Feb. 24, 2019	0
	50,000	(4)	1.22	Mar. 8, 2020	0
	29,947	(4)	3.73	Feb. 27, 2021	0
Steven Karaffa	175,000	(4)	3.89	Feb. 27, 2021	0	41,791	95,994

(1)	All figures are in Canadian dollars.

(2)	This amount is based on the difference between the closing price of the Shares underlying the options on the TSX or NASDAQ as at December 31, 2014, and the exercise price of the option. Where the difference is a negative number, the value is deemed to be 0.

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(3)	This amount is calculated by multiplying the number of PSUs/RSUs that have not vested by the closing price of the Shares underlying the PSUs/RSUs on the TSX or NASDAQ as at December 31, 2014.

Such amounts may not represent the actual value of the PSUs/RSUs which ultimately vest, as the value of the Shares underlying the PSUs/RSUs may be of greater or lesser value and/or the exchange rate may be higher or lower on vesting. However, given that it would be not be feasible for the Corporation to estimate, with any certainty, the market value of its Shares or the exchange rate on vesting, the Corporation has used the market value and exchange rate at the end of the most recently completed financial year for the purpose of calculating the amount disclosed.

(4)	Unvested options.

(5)	Comprising 40,449 vested and 20,225 unvested options.

The following table sets forth the value of the incentive plan awards vested or earned during the year ended December 31, 2014 by our Named Executive Officers.

Incentive Plan Awards – Value Vested or Earned During the Year
(2014)

	Option-Based Awards –		Non-equity incentive plan
	Value Vested During the	Share-Based Awards – Value	compensation – Value earned
	Year(1)	Vested During the Year(2)	during the year
Named Executive Officer	(CDN$)	(CDN$)	(CDN$)
R. Randall MacEwen	0	0	0
John Sheridan	743,612	2,159,653	0
Tony Guglielmin	273,781	498,331	0
Paul Cass	273,781	498,331	0
Christopher J. Guzy	273,781	498,331	0
Steven Karaffa	0	0	0

(1)	This value was determined by calculating the difference between the market price of the underlying Shares on the TSX on the vesting date and the exercise price of the options on the vesting date.

(2)	This value was determined by calculating the dollar value realized by multiplying the number of Shares by the market value of the underlying Shares on the TSX on the vesting date.

The number of options vesting to Named Executive Officers under the Option Plan during the most recently completed financial year is 480,002.

Summaries of the Corporations’ Option Plan and SDP are provided in Appendix “B” and “C”, respectively.

As noted in the Outstanding Share-Based Awards and Option-Based Awards table, as at December 31, 2014, there were 1,295,023 PSUs/RSUs awarded to Named Executive Officers that were still unvested. The performance criteria for each of these RSUs will be determined by the Board at the appropriate time, and they are set to vest (subject to the terms of the Consolidated Share Distribution Plan or Market Purchase RSU Plan) as follows:

Named Executive Officer	Number of RSUs That Have Not Vested	Vesting Date
R. Randall MacEwen	0	N/A
John W. Sheridan	133,136	February 22, 2015
	53,619	February 26, 2015
	204,918	March 7, 2015
	53,619	February 26, 2016
	204,918	March 6, 2016
	53,620	February 25, 2017
Tony Guglielmin	31,952	February 22, 2015
	19,884	February 26, 2015
	45,765	March 7, 2015
	19,884	February 26, 2016
	45,765	March 6, 2016
	19,884	February 25, 2017
Paul Cass	31,952	February 22, 2015
	19,884	February 26, 2015
	45,765	March 7, 2015
	19,884	February 26, 2016
	45,765	March 6, 2016
	19,884	February 25, 2017

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Named Executive Officer	Number of RSUs That Have Not Vested	Vesting Date
Christopher J. Guzy	31,952	February 22, 2015
	19,884	February 26, 2015
	45,765	March 7, 2015
	19,884	February 26, 2016
	45,765	March 6, 2016
	19,884	February 25, 2017
Steven Karaffa	13,930	February 26, 2015
	13,930	February 26, 2016
	13,931	February 25, 2017

PENSION PLAN BENEFITS

None of the Named Executive Officers participate in a Corporation-sponsored Defined Benefits Plan or Defined Contribution Plan, nor do they receive contributions to any such plan on their behalf from the Corporation.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Contracts

Ballard employs a standard-form executive employment agreement which all of our Named Executive Officers have executed. These agreements have indefinite terms, provide for payments to be made on termination and otherwise include standard industry terms and conditions, including intellectual property, confidentiality, and non-competition and non-solicitation provisions in favour of Ballard.

The annual salary paid to each of our Named Executive Officers under their employment agreements for 2014 was as follows: Mr. MacEwen received CDN$117,808 (Pro-rated based on his CDN$500,000 base salary and his service date); Mr. Guglielmin received CDN$316,663; Mr. Cass received CDN$287,488; Mr. Guzy received CDN$316,663; and Mr. Karaffa received CDN$291,639 (Pro-rated based on his service date).

Pursuant to these employment agreements, we can terminate a Named Executive Officer’s employment immediately, without any required period of notice or payment in lieu thereof, for just cause, upon the death of the executive, or if the executive does not renew any required work permits. In every other circumstance for Mr. MacEwen, Mr. Guglielmin, Dr. Guzy, Mr. Cass and Mr. Karaffa, other than one following a change of control, we are required to provide notice of 12 months plus one month for every year of employment completed with us, to a maximum of 24 months, or payment in lieu of such notice, consisting of the salary, bonus and other benefits that would have been earned during such notice period. All of the employment contracts for the Named Executive Officers include a "double-trigger" in relation to a change of control – if the executive’s employment is terminated (including a constructive dismissal) within 2 years following the date of a change of control, the executive is entitled to a payment equivalent to payment in lieu of a 24 month notice period. For these purposes, a "change of control" under the employment agreements is defined as occurring when:

(a)	a person or persons acting in concert acquires at least one-half of Ballard’s shares;

(b)	the persons who comprise the Board of Ballard do not consist of a majority of persons who were previously directors of Ballard, or who were recommended to the Shareholders for election to the Board by a majority of the Directors;

(c)	there is a disposition of all or substantially all of Ballard’s assets to an entity in which Ballard does not have a majority interest; or

(d)	Ballard is involved in any business combination that results in Ballard’s Shareholders owning less than one-half of the voting shares of the combined entity.

In addition, Mr. MacEwen’s contract includes a clawback provision in the event of the Corporation’s financial statements being materially restated as a result of wilful misconduct or fraud.

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Equity-Based Compensation Plans

The Option Plan provides that, if a participant ceases to be an employee of Ballard or its subsidiaries (other than by reason of death/disability or being retired), he or she will have up to 90 days, in the event of termination other than for just cause, or 30 days, in the event of voluntary resignation, in which to exercise his or her vested options (in each case subject to extension if the option would otherwise expire during, or within 9 business days after the end of, a blackout period). In the event of termination other than for just cause, the CEO has the discretion to extend the exercise period to up to one year after the optionee ceases to work for Ballard and to accelerate the vesting of unvested options that would have otherwise vested during that period in the next year (in effect, enabling the continuance of the options during a notice period).

All Ballard PSUs/RSUs awarded under either the SDP or the Market Purchase RSU Plan expire on the last day on which the participant works for Ballard or any of its subsidiaries (other than by reason of death/disability or being retired).

DSUs will be redeemed for Shares under the SDP by no later than December 31 of the first calendar year commencing after the holder’s employment with Ballard and its subsidiaries is terminated, except in the case of US holders, whose DSUs will be redeemed for Shares approximately 6 months after termination of employment.

The Option Plan provides for the acceleration of vesting of options upon a change of control, which is defined as:

(a)	a person making a take-over bid that could result in that person or persons acting in concert acquiring at least two-thirds of Ballard’s shares and in respect of which the Board approves the acceleration of options;

(b)	any person or persons acting in concert acquiring at least two-thirds of the outstanding Shares;

(c)	there is a disposition of all or substantially all of Ballard’s assets to an entity in which Ballard does not have a majority interest;

(d)	Ballard joins in any business combination that results in Ballard’s Shareholders owning one-third or less of the voting shares of the combined entity and Ballard is privatized (or the parties to the business combination have publicly expressed an intention to privatize Ballard); or

(e)	any other transaction, a consequence of which is to privatize Ballard is approved by Ballard security holders or, if such approval is not required, is approved by Ballard.

If an accelerated vesting event occurs, any outstanding option may be exercised at any time before the 60th day after such event.

Under the SDP and the Market Purchase RSU Plan, the occurrence of any of the accelerated vesting events described above triggers (subject to Board approval in the case of a take-over bid) the termination of the restriction period applicable to PSUs/RSUs such that holders will become immediately entitled to receive Shares in respect of their PSUs/RSUs (subject to satisfaction of any performance criteria or other conditions specified in the award).

The following table shows, for each Named Executive Officer, the amount such person would have been entitled to receive if on December 31, 2014: their employment was terminated without just cause; a change of control occurred; or, their employment was terminated without just cause and that termination occurred following a change in control.

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	Triggering Event (as of December 31, 2014)
			Termination of Employment
Named Executive Officer	Termination of Employment (2)	Change of Control (3)	following Change of Control
	(CDN$)(1)	(CDN$)(1)	(CDN$)(1)
R. Randall MacEwen
Severance	$900,000	$0	$1,800,000
Other benefits	$37,085	$0	$99,170
Accelerated vesting	$0	$0	$0
Total	$937,085	$0	$1,899,170
Tony Guglielmin
Severance	$678,400	$0	$1,017,600
Other benefits	$59,316	$0	$113,974
Accelerated vesting	$0	$589,464	$0
Total	$737,716	$589,464	$1,131,574
Christopher J. Guzy
Severance	$890,400	$0	$1,017,600
Other benefits	$104,829	$0	$144,804
Accelerated vesting	$0	$491,525	$0
Total	$995,229	$491,525	$1,136,804
Paul Cass
Severance	$622,933	$0	$934,400
Other benefits	$105,723	$0	$183,584
Accelerated vesting	$0	$589,464	$0
Total	$728,656	$589,464	$1,117,984
Steven Karaffa
Severance	$508,800	$0	$1,017,600
Other benefits	$47,085	$0	$94,170
Accelerated vesting	$0	$99,045	$0
Total	$555,885	$99,045	$1,111,770

(1)	All values are in Canadian dollars.

(2)	Based on accrued service to December 31, 2014.

(3)	All options and PSUs/RSUs vest immediately upon a change of control. Value shown equals, in the case of PSUs/RSUs, the price of the underlying Shares on December 31, 2014 multiplied by the number of PSUs/RSUs. Value shown in the case of Options is the difference between the market price on December 31, 2014 and the exercise price for options, for those options where the market price on that date is greater than the exercise price.

DIRECTOR COMPENSATION

Our CGCC has the responsibility for determining compensation for our Directors. The committee has determined that the principal method of compensating Directors should be through an annual retainer and meeting fees. Directors have not been issued any stock options in the last 5 years, and there is no current intention to do so in the future.

The objective of the committee is to ensure that the annual retainer and meeting fees paid to Directors is commensurate with the high quality of candidates Ballard has enjoyed in the past and expects in the future. As a result, the committee seeks to provide compensation for directors at approximately the 50% mark for the comparator group of North American companies. The committee retains independent

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compensation consultants for professional advice and as a source of competitive market information. In 2011, the committee retained Towers Watson to provide independent compensation analysis and advice related to director compensation. Effective June 1, 2012, based on the Towers Watson report the Board raised its retainer fees to better approximate the median of the market comparators. At the same time the use of DSUs as partial compensation for Board and committee retainers was reinstituted. This fee structure continued in 2014.

We remunerate directors who are not executive officers for services to the Board, committee participation and special assignments. The following table describes the compensation of independent directors:

CDN$(1)
Annual Retainer (Non-Executive Chair of the Board)	$140,000
Annual Retainer (Director)	$65,000
Annual Retainer (Committee Chairs)	$10,000
Committee Meeting Attendance Fee (per meeting)	$1,500
Board Meeting Attendance Fee (per meeting)	$1,500

At the discretion of the Chair, a meeting fee may be paid to independent directors for meetings that the director is requested or required to attend that are not official meetings of the Board or committees.

Directors are also reimbursed for travel and other reasonable expenses incurred in connection with fulfilling their duties. If a meeting or group of meetings is held on a continent other than the continent on which an independent director is resident, that director will receive an additional fee of U.S.$2,250 (or CDN$2,250 in the case of a non-United States resident), in recognition of the additional time required to travel to and from the meeting or meetings.

In 2014, compensation was earned by the directors as follows(1):

Compensation
			Board and
		Committee	Committee	Total
	Board Retainer	Retainer	Attendance Fees	Compensation
Director	(CDN$)	(CDN$)	(CDN$)	(CDN$)
Ian A. Bourne	140,000	N/A	N/A	140,000
Douglas P. Hayhurst	65,000	0	25,500	90,500
Edwin J. Kilroy	65,000	10,000	27,000	102,000
Carol M. Stephenson	65,000	10,000	33,000	108,000
David B. Sutcliffe	65,000	0	28,500	93,500
Ian Sutcliffe	65,000	0	37,500	102,500

(1)	All figures are in Canadian dollars.

Historically, we have satisfied our Chair’s annual retainer by utilizing up to 1/3 cash and the remainder in equity-based compensation, and our Directors’ annual retainers by utilizing 100% in equity-based compensation. In 2003, we ceased the practice of annual grants of share options to our independent Directors.

Commencing on June 1, 2012, the mix of cash and compensation was adjusted, such that the Chair now receives 50% cash and 50% DSUs for his annual retainer, with the other directors receiving Committee Chair fees 100% in DSUs and annual retainer fees in a cash/DSU mix (approx. 40%/60%, with the individual option to elect a greater portion of DSUs).

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Directors are entitled to participate in the deferred share unit section for directors (the "DSU Plan for Directors") in the SDP. Each DSU is convertible into one Share. The number of DSUs to be credited to a Director is determined quarterly by dividing the amount of the eligible remuneration to be deferred into DSUs by the fair market value per Share, being a price not less than the closing sale price at which the Shares are traded on the TSX (in respect of a DSU issued or to be issued to a person who is resident in any country other than the U.S.) or NASDAQ (in respect of a DSU issued or to be issued to a person who is resident in the U.S.) on the trading day before the relevant date. For the Directors, DSUs are credited to an account maintained for each eligible person by Ballard at the time specified by the Board (DSUs are granted in equal instalments over the course of a year, at the end of each quarter). However, a DSU is not redeemed until the Director leaves the Board, and its value on redemption will be based on the value of our Shares at that time. The SDP or any successor plans will be used to satisfy the redemption of DSUs issued pursuant to the DSU Plan for Directors.

INCENTIVE PLAN AWARDS

The following table sets forth all option-based and share-based awards granted to our non-executive directors that are outstanding as of December 31, 2014.

Outstanding Share-Based Awards and Option-Based Awards (as of December 31, 2014)

	Option-Based Awards
	Number of Securities			Value of Unexercised
	Underlying	Option Exercise Price(1)		In-The-Money
Name	Unexercised Options	(CDN$)	Option Expiration Date	Options(2) (CDN$)
Ian A. Bourne	0	—	—	—
Doug Hayhurst	0	—	—	—
Edwin J. Kilroy	0	—	—	—
Carol Stephenson	0	—	—	—
David B. Sutcliffe	0	—	—	—
Ian Sutcliffe	0	—	—	—

(1)	All figures are in Canadian dollars.

(2)	This amount is based on the difference between the closing price of the Shares underlying the options on the TSX as at December 31, 2014, and the exercise price of the option. Where the difference is a negative number the value is deemed to be 0.

No incentive plan awards vested for, or were earned by, our Directors during the year ended December 31, 2014.

Directors are not permitted to hedge the market value of the Corporation securities they hold.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of December 31, 2014, the number of securities we are authorized to issue under our equity-based compensation plans and the relevant exercise prices at which such securities may be issued.

Number of Securities Remaining
	Number of Securities to be	Weighted-Average Exercise	Available for Future Issuance
	Issued Upon Exercise of	Price of Outstanding	Under Equity Compensation
	Outstanding Options,	Options, Warrants and	Plans excluding securities
	Warrants and Rights (#)	Rights (CDN$)	reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity-based compensation plans	5,875,485(1)	2.26	7,334,927
approved by security holders
Equity-based compensation plans	Nil	N/A	N/A
not approved by security holders
Total	5,875,485	2.26	7,334,927

(1)	Shares issuable under the DSU Plan for Directors and the DSU Plan for Executive Officers (together, the "DSU Plans") will be satisfied with Shares reserved under the SDP or any successor plan.

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For a detailed description of our equity-based compensation plans, see Appendix "B" and "C" of this Management Proxy Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the best of our knowledge, no informed person, proposed director or person who has been a director or executive officer of the Corporation (or any associate of affiliate of such persons) had any interest in any material transactions during the past year or has any interest in any material transaction to be considered at the Meeting, except as disclosed in this Management Proxy Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

In compliance with Sarbanes-Oxley, we do not make or arrange personal loans to directors or executive officers. As of April 10, 2015, our current or former directors, officers and employees have no outstanding indebtedness to the Corporation, its subsidiaries or to any other entity and which is guaranteed by the Corporation or its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

We purchase and maintain insurance for the benefit of our directors and officers for losses arising from claims against them for certain actual or alleged wrongful acts they may undertake while performing their director or officer function. The total annual premium in respect of our directors’ and officers’ liability insurance program was approximately US$226,000 for 2014 and US$245,000 for 2013. The aggregate maximum coverage provided by the policy for all claims, for both directors and officers, in any single policy year is US$30 million. In addition to the payment of the premiums, we are accountable for the payment of the policy deductible of US$0 to US$200,000 per claim. We have also agreed to indemnify each of our directors and officers against all expenses, liability and loss, reasonably incurred or suffered, arising from the performance of his or her duties as an officer or director of Ballard.

ADDITIONAL INFORMATION

Additional information relating to us is included in the following public filings, which are incorporated by reference (the "Incorporated Documents") into, and form an integral part of, this Management Proxy Circular:

●	Annual Information Form dated February 26, 2015;

●	Audited Annual Financial Statements for the year ended December 31, 2014 together with the auditors’ report thereon; and

●	Management's Discussion and Analysis for the year ended December 31, 2014.

Copies of the Incorporated Documents and all our other public filings providing additional information relating to us may be obtained at www.sedar.com or www.sec.gov, or upon request and without further charge from either our Corporate Secretary, at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8, or by calling our Investor Relations Department at (604) 454-0900.

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PROPOSALS

Any Shareholder who intends to present a proposal at our 2016 annual Shareholders’ meeting must send the proposal to our Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8. In order for the proposal to be included in the proxy materials we send to Shareholders for that meeting, the proposal:

●	must be received by us no later than January 11, 2016; and

●	must comply with the requirements of section 137 of the Canada Business Corporations Act.

We are not obligated to include any shareholder proposal in our proxy materials for the 2016 annual Shareholders’ meeting if the proposal is received after the January 11, 2016 deadline.

APPROVAL BY THE BOARD

Our Board has approved the contents and the sending of this Management Proxy Circular to the Shareholders of the Corporation.

BY ORDER OF THE BOARD

"Kerry Hillier"

Kerry Hillier
Corporate Secretary
Ballard Power Systems Inc.

Dated: April 10, 2015

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DEFINED TERMS

In this Management Proxy Circular:

"Ballard", "Corporation", "we", "us" and "our" refer to Ballard Power Systems Inc.

"Beneficial Shareholders" means holders of our Shares that do not hold our Shares in their own name, but instead, whose Shares are held on the Record Date by a bank, trust company, securities broker or other nominee.

"Board" means the board of directors of Ballard.

"CDN$" refers to Canadian currency.

"CBCA" means the Canadian Business Corporations Act.

"Equity-based Compensation Plans" means the Option Plan and the SDP.

"DSU" means deferred share unit.

"$" or "dollars" refer to United States currency unless specifically stated otherwise.

"Meeting" means the 2015 annual meeting of our Registered Shareholders and includes any adjournment thereof, unless otherwise indicated.

"NASDAQ" means the NASDAQ Global Market.

"Option Plan" means the Corporation’s consolidated share option plan, the principal terms of which are set out in Appendix "B".

"PSU" means restricted share unit subject to time and performance vesting criteria.

"Record Date" means 5:00 p.m. Pacific Daylight Time on April 10, 2015.

"Registered Shareholders" means registered holders of our Shares on the Record Date.

"RSU" means restricted share unit subject to time vesting only.

"SDP" means the Corporation’s consolidated share distribution plan, the principal terms of which are set out in Appendix "C".

"SEC" means the U.S. Securities and Exchange Commission

"Shares" means common shares without par value in the capital of Ballard.

"TSX" means the Toronto Stock Exchange.

"US$" refers to United States currency.

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APPENDIX "A"
BOARD MANDATE

PURPOSE

The board of directors (the "Board") is responsible for the overall corporate governance of the Corporation. It oversees and directs the management of the Corporation’s business and affairs. In doing so, it must act honestly, in good faith, and in the best interests of the Corporation. The Board guides the Corporation’s strategic direction, evaluates the performance of the Corporation’s executive officers, monitors the Corporation’s financial results, and is ultimately accountable to the Corporation’s shareholders, employees, customers, suppliers, and regulators. Board members are kept informed of the Corporation’s operations at meetings of the Board and its committees, and through reports and analyses by, and discussions with, management. The Board manages the delegation of decision-making authority to management through Board resolutions under which management is given authority to transact business, but only within specific limits and restrictions. In this Mandate, the "Corporation" means Ballard Power Systems Inc. and a "director" means a Board member.

COMPOSITION

A.	As stated in the Articles of the Corporation, the Board will be composed of no fewer than five and no more than fifteen directors.

B.	The Board will have a majority of independent directors.

C.	The Board will appoint its own Chair.

MEETINGS

D.	Meetings of the Board will be held as required, but at least four times a year.

E.	The Board will appoint its own Secretary, who need not be a director. The Secretary, in conjunction with the Chair of the Board, will draw up an agenda, which will be circulated in advance to the members of the Board along with the materials for the meeting. The Secretary will be responsible for taking and keeping the Board’s meeting minutes.

F.	As set out in the By-laws of the Corporation, meetings will be chaired by the Chair of the Board, or if the Chair is absent, by a member chosen by the Board from among themselves.

G.	If all directors consent, and proper notice has been given or waived, a director or directors may participate in a meeting of the Board by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a director participating in such a meeting by any such means is deemed to be present at that meeting.

H.	The Board will conduct an in-camera session excluding management at the end of each Board meeting.

I.	A majority of directors constitute a quorum.

J.	All decisions made by the Board may be made at a Board meeting or evidenced in writing and signed by all Board members, which will be fully effective as if it had been made or passed at a Board meeting.

DUTIES AND RESPONSIBILITIES

K.	Selection of Management

The Board is responsible for appointing the Chief Executive Officer ("CEO"), for monitoring and evaluating the CEO’s performance, and approving the CEO’s compensation. Upon recommendation of the CEO and the Corporate Governance & Compensation Committee, the Board is also responsible for appointing all officers. The Board also ensures that adequate plans are in place for management development and succession and conducts an annual review of such plans.

L.	Corporate Strategy

The Board is responsible for reviewing and approving the Corporation’s corporate mission statement and corporate strategy on a yearly basis, as well as determining the goals and objectives to achieve and implement the corporate strategy, while taking into account, among other things, the opportunities and risks of the business. Each year, the Board meets for a strategic planning session to set the plans for the upcoming year. In addition to the general management of the business, the Board expects management to achieve the corporate goals set by the Board, and the Board monitors throughout the year the progress made against these goals.

In addition, the Board approves key transactions, which have strategic impact to the Corporation, such as acquisitions, key collaborations, key supply arrangements, and strategic alliances. Through the delegation of signing authorities, the Board is responsible for setting out the types of transactions that require approval of the Board before completion.

M.	Fiscal Management and Reporting

The Board monitors the financial performance of the Corporation and must ensure that the financial results are reported: (a) to shareholders and regulators on a timely and regular basis; and (b) fairly and in accordance with generally accepted accounting principles. The Board must also ensure that all material developments of the Corporation are disclosed to the public on a timely basis in accordance with applicable securities regulations. In the spring of each year, the Board reviews and approves the Annual Report, which is sent to shareholders of the Corporation and describes the achievements and performance of the Corporation for the preceding year.

N.	Legal Compliance

The Board is responsible for overseeing compliance with all relevant policies and procedures by which the Corporation operates and ensuring that the Corporation operates at all times in compliance with all applicable laws and regulations, and to the highest ethical and moral standards.

O.	Statutory Requirements

The Board is responsible for approving all matters, which require Board approval as prescribed by applicable statutes and regulations, such as payment of dividends and issuances of shares. Management ensures that such matters are brought to the attention of the Board as they arise.

P.	Formal Board Evaluation

The Board, through a process led by the Corporate Governance& Compensation Committee, conducts an annual evaluation and review of the performance of the Board, Board committees, and the Chair of the Board. The Corporate Governance & Compensation Committee reviews the results of such evaluation and together with the Chair of the Board, discusses potential ways to improve Board effectiveness. The Corporate Governance& Compensation Committee discusses the results of the evaluation and the recommended improvements with the full Board. The Board also sets annual effectiveness goals and tracks performance against those goals. In addition, each individual director’s performance is evaluated and reviewed regularly.

Q.	Risk Management

The Board is responsible for identifying the Corporation’s principal risks and ensuring the implementation of appropriate systems to manage these risks. The Board is also responsible for the integrity of the Corporation’s internal controls and management information systems.

R.	External Communications

The Board is responsible for overseeing the establishment, maintenance and annual review of the Corporation’s external communications policies which address how the Corporation interacts with analysts and the public and which also contain measures for the Corporation to avoid selective disclosure. The Board is responsible for establishing a process for receiving shareholder feedback. This is achieved through a semi-annual presentation of an investor relations report, which contains a summary of the feedback and common enquiries received from shareholders, as well as a Board e-mail address, which has been set up for the public to submit messages to the Board.

APPENDIX "B"
DESCRIPTION OF OPTION PLAN

All directors, officers and employees of Ballard and its subsidiaries are eligible to participate in the Option Plan. Former Ballard employees who were transferred to AFCC Automotive Fuel Cell Cooperation Corp. ("AFCC") on January 31, 2008 (the "Transferred Employees") are also permitted to participate in the Option Plan for so long as they remain employees of AFCC. New Ballard options may not be granted to Transferred Employees under either the Option Plan or the prior option plans.

As at April 10, 2015, the total number of Shares issued and reserved and authorized for issue under the Option Plan was 5,676,265 Shares, representing 4.3% of the issued and outstanding Shares as that date.

The number of options granted under the Option Plan may adjust if any share reorganization, stock dividend or corporate reorganization occurs.

The Option Plan limits insider participation such that the number of Shares issued to insiders, within any one-year period, and issuable to insiders, at any time, under the plan and any other Ballard equity-based compensation arrangements, cannot exceed 10% of Ballard’s issued and outstanding Shares.

In any year, a non-executive Director’s participation in all Ballard equity-based compensation arrangements is limited to that number of shares (or that number of securities in respect of underlying shares) having a value of not more than CDN$100,000 on the date of grant, excluding any securities issued in respect of the non-executive Director’s annual retainer.

Apart from the limits on Shares issued or issuable to insiders and to non-executive Directors, described above, the Option Plan does not restrict the number of Shares that can be issued to any one person or to Directors.

The exercise price of a Ballard option will be determined by the Board and is to be no less than the closing price per Share on the TSX on the last trading day before the date the option is granted.

Ballard options may have a term of up to 10 years from the date of grant, and unless otherwise determined by the Board, will vest in equal amounts on the first, second and third anniversaries of the date of grant.

If an "accelerated vesting event" occurs, any outstanding option may be exercised at any time before the 60th day after such event. An accelerated vesting event occurs when: (a) a person makes a take-over bid that could result in that person or persons acting in concert acquiring at least two-thirds of Shares; (b) any person or persons acting in concert acquire at least two-thirds of Shares; (c) there is a disposition of all or substantially all of Ballard’s assets; (d) Ballard joins in any business combination that results in Ballard’s shareholders owning one-third or less of the voting shares of the combined entity and Ballard is privatized (or the parties to the business combination have publicly expressed an intention to privatize Ballard); or (e) any other transaction is approved, a consequence of which is to privatize Ballard.

The Option Plan also contains a "double trigger" in the event of a take-over. Accordingly, vesting will only be accelerated if the Board approves the acceleration. In such circumstances, the Board will also have the ability to make such changes as it considers fair and appropriate, including accelerating vesting, otherwise modifying the terms of options to assist the holder to tender into the take-over bid or terminating options which have not been exercised prior to the successful completion of the accelerated vesting event.

Under the Option Plan each option will expire (or no longer be capable of being exercised) on the earlier of:

(a)	the expiration date as determined by the Board, which date will not be more than 10 years from the date of grant; and

(a)	if the optionee is a director, officer or employee, the optionee ceases to hold such position, except that, an option will be capable of exercise, if the optionee ceases to be a director, officer or employee:

	(i)	because of his or her death, for one year after the optionee dies;

	(ii)	as a result of voluntary resignation, for 30 days after the last day on which the optionee ceases to be a director, or the officer or employee ceases to work for Ballard; or

	(iii)	other than as a result of voluntary resignation (in the case of a director) or termination other than for just cause (in the case of an officer or employee), for 90 days after the last day on which the optionee ceases to be a director, or the officer or employee ceases to work for Ballard (although in these circumstances, the Chief Executive Officer has discretion to extend the exercise period to up to one year after the optionee ceases to work for Ballard).

In the event that the optionee dies, all previously unvested options vest and, in the circumstances described in (b)(iv) above, the Chief Executive Officer has discretion to accelerate the vesting of unvested options that would have otherwise vested in the next year. In the other circumstances described above, an option is only capable of being exercised in respect of options that were vested at the time the optionee ceased to be a director or ceased to work for Ballard.

In the event that an optionee becomes "totally disabled" (as defined in the Option Plan), his or her options will continue to vest and be exercisable as they would have had the optionee continued to be a director, officer or employee of Ballard.

Similarly, if an optionee becomes "retired" (as defined in the Option Plan), his or her options will continue to vest and be exercisable as they would have had the optionee continued to be a director, officer or employee of Ballard.

If an option would otherwise expire or cease to be exercisable during a blackout period or within nine business days after the end of a blackout period (that is, a period during which employees and/or directors cannot trade in securities of the Corporation because they may be in possession of insider information), the expiry date of the option is extended to the date which is 10 business days after the end of the blackout period.

The Board is entitled to make, at any time, and from time to time, and without obtaining shareholder approval, any of the following amendments

(a)	amendments to the definitions and other amendments of a clerical nature;

(b)	amendments to any provisions relating to the granting or exercise of options, including but not limited to provisions relating to the term, termination, amount and payment of the subscription price, vesting period, expiry or adjustment of options, provided that, without shareholder approval, such amendment does not entail:

	(i)	a change in the number or percentage of Shares reserved for issuance under the plan;

	(ii)	a reduction in the exercise price of an option or the cancellation and reissuance of options;

	(iii)	an extension of the expiry date of an outstanding option;

	(iv)	an increase to the maximum number of Shares that may be:

		(A)	issued to insiders within a one-year period; or

		(B)	issuable to insiders at any time,

under all of Ballard’s equity-based compensation arrangements, which could exceed 10% of the issued and outstanding Shares at that time;

(v)	an increase in the maximum number of securities that can be granted to directors (other than directors who are also officers) under all of Ballard’s equity-based compensation arrangements, which could exceed such number of securities in respect of which the underlying Shares have a Fair Market Value (as defined in the plan) on the date of grant of such securities of CDN$100,000;

(vi) permitting options to be transferable or assignable other than for normal course estate settlement purposes; or

(vii) a change to the amendment provisions of the plan;

(c)	the addition or amendment of terms relating to the provision of financial assistance to optionees or resulting in optionees receiving any Ballard securities, including pursuant to a cashless exercise feature;

(d)	any amendment in respect of the persons eligible to participate in the plan, provided that, without shareholder approval, such amendment does not permit non-employee directors to re-gain participation rights under the plan at the discretion of the Board if their eligibility to participate had previously been removed or increase limits previously imposed on non-employee director participation;

(e)	such amendments as are necessary for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of any applicable stock exchange or regulatory authority; or

(f)	amendments to correct or rectify any ambiguity, defective provision, error or omission in the plan or in any agreement to purchase options.

Options are not assignable except as permitted by applicable regulatory authorities in connection with a transfer to an optionee’s registered retirement savings plan or registered retirement income fund or to the personal representative of an optionee who has died.

APPENDIX"C"
DESCRIPTION OF SDP

The SDP is a single plan divided into the following three principal sections:

1.	A deferred share unit section for senior executives (the "DSU Plan for Executive Officers"). Under the SDP, DSUs are granted at the election of each executive officer of Ballard who is eligible (as determined by the Board) in partial or full payment of his or her annual bonus, which otherwise is paid in Shares.

2.	A deferred share unit section for directors (the "DSU Plan for Directors"). Under the DSU Plan for Directors, each independent outside director elects annually the proportion (0% to 100%) of his or her annual retainer that he or she wishes to receive in DSUs.

Under the SDP, DSUs are credited to an account maintained for each eligible person by Ballard. Each DSU is convertible into one Share. The number of DSUs to be credited to an eligible person is determined on the relevant date by dividing the amount of the eligible remuneration to be deferred into DSUs by the fair market value per Share, being a price not less than the closing sale price at which the Shares are traded on the TSX (in respect of a DSU issued or to be issued to a person who is resident in any country other than the U.S.) or NASDAQ (in respect of a DSU issued or to be issued to a person who is resident in the U.S.) on the trading day before the relevant date. In the case of the executive officers, the relevant date is set by the Board but if such date occurs during a trading blackout, the number of DSUs will be determined on the first trading day after the day on which the blackout is lifted. For directors, DSUs are credited at the time specified by the Board (currently DSUs are granted in equal instalments over the course of a year, at the end of each quarter).

On any date on which a dividend is paid on the Shares, an eligible person's account will be credited with the number of DSUs calculated by: (i) multiplying the amount of the dividend per Share by the aggregate number of DSUs that were credited to that account as of the record date for payment of the dividend; and (ii) dividing the amount obtained in (i) by the fair market value (determined as set out above) of Shares on the date on which the dividend is paid.

A departing director or executive officer may receive Shares in respect of the DSUs credited to that person's account (at the ratio of one Share per DSU, subject to the deduction of any applicable withholding tax in the case of an eligible person who is a United States citizen or resident for the purpose of United States tax). A DSU, however, cannot be redeemed until such time as the director leaves the Board or the executive officer ceases to work for Ballard, and its value on redemption will be based on the value of Shares at that time. All DSUs vest immediately as they are issued in respect of remuneration that would have otherwise been paid in Shares or cash. DSUs do not expire. Except in the case of death, DSUs can only be assigned with consent.

3.	A restricted share unit section (the "RSU Plan"). All employees (excluding non-executive directors) are eligible to participate in the RSU Plan.

The vesting of RSUs issued under the SDP occurs up to three years from the date of issuance, subject to the achievement of any performance criteria which may be set by the Board and to earlier vesting upon the occurrence of any accelerated vesting event (as defined in the SDP). Each RSU is convertible into one Share, which will be issued under the SDP.

A "double trigger" is included in the event of a take-over. Accordingly, in the event of a take-over the accelerated vesting of an RSU (technically, the shortening of the restriction period) will only occur if the Board so determines. In such circumstances, the Board will also have the ability to make such changes as it considers fair and appropriate in the circumstances, including the date on which the restriction period ends or otherwise modifying the terms of RSUs to assist the holder to tender into the take-over bid.

In addition, the Board has the discretion to deem performance criteria or other conditions to have been met on the occurrence of an accelerated vesting event.

If any performance criteria or other conditions specified in an award of RSUs is not met on or before the last day of the restriction period applicable to the relevant grant (usually three years less one day from the date of grant), the RSUs will expire and the participant will no longer be entitled to receive any Shares upon conversion of those RSUs.

All RSUs awarded to a participant under the SDP will also expire on the last day on which the participant works for Ballard or any of its subsidiaries (or, in the case of a Transferred Employee, AFCC or its subsidiaries) except that,

(a)	in the event of the participant's death or total disability, the performance criteria and conditions specified in the participant's award of RSUs will, unless otherwise specified in the award, be deemed satisfied and the RSUs will be converted into Shares; and

(b)	if the participant is retired, the vesting of RSUs will continue on the same terms as they would have had the participant continued to be an officer or employee of Ballard.

RSUs cannot be assigned other than by will or the laws of descent and distribution.

Under the SDP, the Board can elect to satisfy the conversion of RSUs through Ballard Shares purchased on the open market.

As of April 10, 2015, the total number of Shares issued and reserved and authorized for issue under the SDP was 1,399,527 Shares, representing 1.1% of the issued and outstanding Shares as of April 10, 2015.

The SDP limits insider participation such that the number of Shares issued to insiders, within any one-year period, and issuable to insiders, at any time, under the plan and any other Ballard equity-based compensation arrangements, cannot exceed 10% of Ballard’s issued and outstanding Shares.

Under the SDP, in any year, a non-executive Director’s participation in all Ballard equity-based compensation arrangements is limited to that number of shares (or that number of securities in respect of underlying shares) having a value of not more than CDN$100,000 on the date of grant, excluding any securities issued in respect of the non-executive Director’s annual retainer.

The SDP does not limit the number of DSUs that can be issued to executive officers.

The SDP does not limit the number of RSUs that can be issued to any one participant.

Apart from the limits on Shares issued or issuable to insiders and non-executive Directors described above, the SDP does not restrict the number of Shares that can be issued to any one person, to executive officers or to Directors.

The SDP permits the Board, without obtaining shareholder approval, to amend any provision of the SDP and/or any RSU and/or DSU governed by it (whether outstanding or otherwise) (subject to any stock exchange or regulatory requirement at the time of any such amendment) including, without limitation, any of the following amendments:

(f)	amendments to the definitions and other amendments of a clerical nature;

(c)	amendments to any provisions relating to the issuance of Shares, granting or conversion of DSUs or RSUs, including but not limited to provisions relating to the term, termination, and number of DSUs or RSUs to be awarded, provided that, without shareholder approval, such amendment does not entail:

	(i)	a change in the number or percentage of Shares reserved for issuance under the plan;

	(ii)	a reduction of the issue price of the Shares issued under the plan or the cancellation and reissue of Shares;

	(iii)	a reduction to the fair market value used to calculate the number of DSUs to be awarded;

	(iv)	an extension of time for redemption of a DSU or an extension beyond the original restriction period of a RSU;

	(v)	an increase to the maximum number of Shares that may be:

		(A)	issued to insiders within a one-year period; or

		(B)	issuable to insiders at any time,

under all of Ballard’s equity-based compensation arrangements, which could exceed 10% of the issued and outstanding Shares at that time;

	(vi)	an increase in the maximum number of securities that can be granted to directors (other than directors who are also officers) under all of Ballard’s equity-based compensation arrangements, which could exceed such number of securities in respect of which the underlying Shares have a Fair Market Value (as defined in the plan) on the date of grant of such securities of CDN$100,000;

	(vii)	permitting DSUs or RSUs to be transferable or assignable other than for normal course estate settlement purposes; or

	(viii)	a change to the amendment provisions of the plan;

(d)	any amendment in respect of the persons eligible to participate in the plan (or any part of it), provided that, without shareholder approval, such amendment does not permit non-employee directors to:

	(i)	participate as holders of RSUs at the discretion of the Board;

	(ii)	re-gain participation rights under any section of the plan at the discretion of the Board if their eligibility (as a class) to participate had previously been removed; or

	(iii)	increase limits previously imposed on non-employee director participation;

(e)	such amendments as are necessary for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of any applicable stock exchange or regulatory authority; or

(f)	amendments to correct or rectify any ambiguity, defective provision, error or omission in the plan or in any option agreement, notice to redeem DSUs or RSU agreement.

FINANCIAL INFORMATION

Management’s Discussion and Analysis

Consolidated Financial Statements

D-1

MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion and analysis of financial condition and results of operations of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”) is prepared as at February 25, 2015 and should be read in conjunction with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2014. The results reported herein are presented in U.S. dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information relating to the Company, including our Annual Information Form, is filed with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov) and is also available on our website at www.ballard.com.

BUSINESS OVERVIEW

At Ballard, we are building a clean energy growth company. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell development and commercialization. Our principal business is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on our “commercial stage” markets of Telecom Backup Power and Material Handling and on our “development stage” markets of Bus and Distributed Generation, as well as the provision of Engineering Services and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. Ballard fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness. Embedded in each Ballard PEM fuel cell product lies a stack of unit cells designed with our proprietary technology which draws on intellectual property from our patent portfolio together with our extensive experience in key areas of fuel cell stack operation, system integration, and fuel processing.

We provide our customers with the positive economic and environmental benefits unique to fuel cell power. We plan to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading fuel cell products to meet the needs of our customers in select target markets. Our focus is on leveraging the inherent reliability and durability derived from our legacy automotive technology into non-automotive markets where demand is near term and on our core competencies of PEM fuel cell design, development, manufacture, sales and service.

Our business strategy is a two-pronged approach to build shareholder value through the sale and service of power products and the delivery of technology solutions. In product sales, our focus is on meeting the power needs of our customers by delivering high value, high reliability, high quality and clean energy power products that reduce customer costs and risks. Through technology solutions, our focus is on enabling our customers to solve their technical and business challenges and accelerate their fuel cell programs by delivering customized, high value, bundled technology solutions, including specialized engineering services, access to our deep intellectual property portfolio and know-how through licensing or sale, and providing technology component supply. To support our business strategy and our capability to execute on our clean energy growth priorities, we have also focused our efforts on bolstering our cash reserves in addition to continued efforts on both product cost reduction and managing our operating expense base including overall expense reductions, the pursuit of government funding for our research and product development efforts, and the redirection of engineering resources to revenue generating technology solutions and engineering service projects.

We are based in Canada, with head office, research and development, testing and manufacturing facilities in Burnaby, British Columbia. We also use a contract manufacturing facility in Tijuana, Mexico, have research and development facilities in Oregon and Maryland, U.S.A., and have a sales, manufacturing, and research and development facility in Hobro, Denmark.

RECENT DEVELOPMENTS

On February 11, 2015, we entered into a transaction with Volkswagen Group (“Volkswagen”) to transfer certain automotive-related fuel cell intellectual property for an aggregate amount of approximately $80 million including the benefits of a two-year extension of our existing technology development and engineering services agreement with Volkswagen previously announced on March 6, 2013. Under the transfer agreement (“Volkswagen IP Agreement”), Ballard transferred the automotive-related portion of the fuel cell intellectual property assets previously acquired from United Technologies Corporation (“UTC”) on April 24, 2014 to Volkswagen, in exchange for $50 million payable in two tranches; $40 million of which was received at the closing of the transaction on February 23, 2015 with the remaining $10 million payable on or before February 16, 2016. Ballard also received a royalty-free license to all the intellectual property transferred to Volkswagen to utilize in our bus and non-automotive applications and in certain limited pre-commercial purposes for automotive applications. Pursuant to initial acquisition of intellectual property assets from UTC in April 2014, we are required to pay UTC a 25% license fee, or $10 million, on the initial $40 million received from Volkswagen. Ballard will also remit a 9% payment, or $0.9 million, to UTC on the receipt of the final $10 million from Volkswagen when collected in 2016. In connection with the transaction, Volkswagen extended the existing long-term technology development and engineering services agreement signed by Ballard and Volkswagen in 2013 for 2-years to February 2019. This extension has an incremental value estimated at Canadian $30-50 million. Over the full 6-years, the technology development and engineering services contract has an estimated value of Canadian $100-$140 million and contemplates the design and manufacture of next-generation fuel cell stacks for use in Volkswagen’s fuel cell demonstration car program. Volkswagen also retains an option to extend this agreement for a further 2-year term.

On January 2, 2015, we announced that we have given termination notice on two licensing agreements in the China market as a result of material breaches of these agreements by Azure Hydrogen Energy Science and Technology Corporation (“Azure”). The first license agreement, originally announced on September 26, 2013, related to the assembly of Ballard’s FCvelocity®-HD7 Bus power modules for the Chinese market. The second license agreement, announced on June 19, 2014 is related to the assembly of Ballard’s ElectraGen® Telecom Backup Power systems in China for the Chinese market. As a result of

Azure’s breaches under both contracts, and notwithstanding Ballard’s good faith efforts to reach a settlement, we provided notice of termination of both contracts as we consider our legal remedies. In the fourth quarter of 2014, we did not recognize any revenue on these contracts and recorded an impairment loss on trade receivables of $4.4 million related to the outstanding amounts owed by Azure.

On October 8, 2014, we completed a long term supply agreement with Plug Power Inc (“Plug Power”) to provide fuel cell stacks for use in Plug Power’s GenDrive™ systems deployed in forklift trucks. The new supply agreement replaces an existing agreement and runs to the end of 2017, with the provision for two 1-year extensions.

On September 1, 2014, we announced the appointment of Randall MacEwen as President and Chief Executive Officer, effective October 6, 2014. Mr. MacEwen replaced John Sheridan, who retired after serving as the Company’s President and Chief Executive Officer since 2006.

On June 29, 2014, we completed a definitive agreement for the sub-license of intellectual property to M-Field Energy Corporation (“M-Field”) for material handling systems to be deployed in Europe (“M-Field Licensing Agreement”). Ballard will also provide M-Field with engineering services support into early-2015 to assist in optimizing system integration activities utilizing Ballard fuel cell stacks. The agreement has an initial value of approximately $1 million. Also under the agreement, Ballard will be the exclusive supplier of fuel cell stacks, including the FCgen®-1020ACS air-cooled and FCvelocity®-9SSL liquid-cooled stack products, for all material handling systems deployed by M-Field in Europe. Amounts earned from the M-Field Licensing Agreement (approximately $0.1 million in the fourth quarter of 2014 and $0.8 million in 2014) are recorded as either Material Handling or Engineering Services revenues depending on the nature of the work performed. Prior to the completion of the M-Field Licensing Agreement, we acquired the material handling intellectual property portfolio of H2 Logic A/S, a leading European manufacturer of hydrogen refueling stations and fuel cell systems for applications such as forklift trucks and tow tractors when H2 Logic A/S made a strategic decision to narrow its business focus to hydrogen refueling stations. Ballard is sub-licensing this intellectual property to M-Field.

On June 19, 2014, we completed a definitive agreement with Azure Hydrogen Energy Science and Technology Corporation (“Azure”) in relation to an assembly license for Telecom Backup Power systems for the China market (“Azure Telecom Backup Power Licensing Agreement”). The agreement had an estimated value of $7.2 million over 2014 and 2015. In addition to the payment for the assembly license, Ballard was to be the exclusive supplier of subsystems to Azure including FCgen®-1020ACS air-cooled fuel cell stacks and fuel processors and was to receive a royalty payment for each Telecom Backup Power system sold in China should Azure successfully execute its Business Plan and achieve volume commitments. On January 2, 2015, we announced that we have given termination notice on this agreement as a result of material breaches by Azure. Amounts earned from the Azure Telecom Backup Power Licensing Agreement (nil in the fourth quarter of 2014 and $3.8 million in 2014) prior to the contract termination are recorded as either Backup Power or Engineering Services revenues depending on the nature of the work performed.

On April 24, 2014, we acquired the transportation and stationary related fuel cell intellectual property assets of United Technologies Corporation (“UTC”) for total consideration of $22.3 million. The acquired assets consist of approximately 800 patents and patent applications, as well as patent licenses, invention disclosures and know-how primarily related to PEM fuel cell technology. In addition to incremental intellectual property licensing revenue opportunities, the acquired intellectual property assets will support other key elements of Ballard’s corporate strategy: engineering service capabilities will be expanded in both automotive and non-automotive markets; and fuel cell product sales will be accelerated through product development initiatives in areas such as durability and balance of plant simplification. As consideration for the acquired intellectual property assets, UTC received 5.1 million Ballard common shares valued at $20.3 million, $2 million in cash, a grant back license to use the patent portfolio in UTC’s existing businesses, and a portion (typically 25%) of Ballard’s future intellectual property sale and licensing income generated from the combined intellectual property portfolio for a period of 15-years expiring in April 2029. On February 11, 2015, we entered into an agreement with Volkswagen to transfer the automotive-related portion of the acquired UTC intellectual property assets to Volkswagen in exchange for total net payments of approximately $39 million while retaining a royalty-free license to utilize the entire UTC portfolio in our bus and non-automotive applications as well as for certain limited pre-commercial purposes in automotive applications. We retain a royalty obligation to pay UTC a portion (typically 25%) of any additional future intellectual property sale and licensing income generated from our intellectual property portfolio until April 2029.

During 2014, a total of 7.9 million share purchase warrants were exercised for Ballard common shares generating net proceeds of $12.3 million. The share purchase warrants were issued as part of two underwritten offerings which closed in March 2013 and October 2013 (see below for additional details). As of December 31, 2014, 0.25 million share purchase warrants from the March 2013 Offering and 1.7 million share purchase warrants from the October 2013 Offering remain outstanding.

During 2014, a total of 3.6 million employee share purchase options were exercised for Ballard common shares generating proceeds of $6.8 million. As of December 31, 2014, 4.4 million share purchase options at a variety of prices and vesting dates remain outstanding.

During March 2014, Anglo American Platinum Limited (“Anglo”) converted its $4.0 million non-interest bearing promissory note into 4.76 million Ballard common shares as per the terms of an agreement announced on March 3, 2013 (see below for additional details). On conversion, the entire $4.0 million Note (which was classified as an equity instrument on initial issuance in 2013) was reclassified from Contributed Surplus to Share Capital.

On November 27, 2013, all of the convertible debt issued by our subsidiary Dantherm Power to Ballard and the non-controlling interests in Dantherm Power was exercised and converted into shares of Dantherm Power. The conversion did not impact the respective ownership of Dantherm Power with Ballard retaining a 52% ownership interest as compared to a 38% interest held by Dantherm A/S and a 10% interest held by Azure. On conversion, the convertible debt held by the non-controlling interests, Dantherm A/S and Azure, totaling $3.5 million was reclassified on Ballard’s statement of financial position from debt to equity.

On October 9, 2013, we closed an underwritten offering (“October 2013 Offering”) of 10.35 million units at a price of $1.40 per unit for gross proceeds of $14.5 million. Each unit in the October 2013 Offering was comprised of one common share and 0.25 of a warrant to purchase one common share. Each whole warrant was exercisable immediately upon issuance, having a five-year term and an exercise price of $2.00 per share. Net proceeds from the October 2013 Offering were $13.1 million, after deducting underwriting discounts, commissions and other offering expenses. During 2014, 0.9 million share purchase warrants from the October 2013 Offering were exercised for Ballard common shares generating proceeds of $1.8 million. As of December 31, 2014, 1.7 million share purchase warrants from the October 2013 Offering remain outstanding.

On September 26, 2013, we completed multi-year definitive agreements with Azure to support Azure’s zero emission fuel cell bus program for the China market. Azure planned to partner with Chinese bus manufacturers in a phased development program for deployment of zero emission fuel cell buses in China, using Ballard’s world leading fuel cell technology (“Azure Bus Licensing Agreement”). For the first phase of the program, Ballard had agreed to provide a license, associated equipment and engineering services to enable assembly of Ballard’s FCvelocity®-HD7 bus power modules by Azure in China. Once this assembly capability was established, Azure would assemble modules with fuel cell stacks to be supplied exclusively by Ballard. The expected value of the contract to Ballard over the initial 12-months of the first phase was approximately $11 million, related to the license for module assembly together with associated equipment and engineering services. On January 2, 2015, we announced that we have given termination notice on this agreement as a result of material breaches by Azure. Amounts earned from the Azure Bus Licensing Agreement ($nil in the fourth quarter of 2014 and $4.9 million in 2014, and $3.0 million in the fourth quarter of 2013 and $5.0 million in 2013) prior to the contract termination are recorded as either Bus or Engineering Services revenues depending on the nature of the work performed.

On March 31, 2013, our subsidiary Dantherm Power completed an agreement whereby Azure acquired a 10% ownership position in Dantherm Power for proceeds of $2.0 million to Dantherm Power. The $2.0 million investment consisted of the issuance of Dantherm Power share capital of $1.4 million and Dantherm Power convertible debentures of $0.6 million (which was subsequently converted to Dantherm Power share capital in November 2013). Following the transaction in March 2013, Ballard’s ownership position in Dantherm Power was reduced from 57% to 52% while still retaining control over Dantherm Power.

On March 28, 2013, we completed an agreement with Anglo under which Anglo invested $4.0 million in Ballard through its PGM Development Fund to support continued development and commercial advancement of our fuel cell production. The investment was in the form of a $4.0 million, 5-year, non-interest bearing convertible promissory note (“Note”) issued by Ballard. The Note was repayable through the issuance of Ballard common shares at Anglo’s option on or before the loan maturity date of April 1, 2018. The conversion price was set at a fixed price of $0.84 per share (or 4.76 million Ballard common shares on conversion of the entire $4.0 million Note) which was equal to a 20% discount to the market price of the Ballard common shares on the closing date of the transaction. In March 2014, the entire $4.0 million Note was converted into 4.76 million Ballard common shares.

On March 26, 2013, we closed on an underwritten offering (“March 2013 Offering”) of 7.275 million units at a price of $1.10 per unit for gross proceeds of $8.0 million. Each unit in the March 2013 Offering was comprised of one common share and one warrant to purchase one common share. Each warrant was exercisable immediately upon issuance, having a five-year term and an exercise price of $1.50 per share. Net proceeds from the March 2013 Offering were $6.8 million, after deducting underwriting discounts, commissions and other offering expenses, legal and accounting fees, and previously incurred costs related to the 2012 base shelf prospectus under which the units were issued. During 2014, 7.0 million share purchase warrants from the March 2013 Offering were exercised for Ballard common shares generating proceeds of $10.5 million. As of December 31, 2014, 0.25 million share purchase warrants from the March 2013 Offering remain outstanding.

On March 6, 2013, we entered into a technology development and engineering services agreement with Volkswagen Group (“Volkswagen”) to advance development of fuel cells for use in powering demonstration cars in Volkswagen’s fuel cell automotive research program. The contract term is 4-years commencing in March 2013, with an option for a 2-year extension. The expected contract value is in the range of approximately $60 - $100 million Canadian. Amounts earned from this agreement ($4.0 million in the fourth quarter of 2014, $18.5 million in 2014, and $13.5 million in 2013) are recorded primarily as Engineering Services revenues. On closing of the Volkswagen IP Agreement in February 2015, this technology development and engineering services was extended 2-years to February 2019. Over the full 6-years, this technology development and engineering services contract now has an estimated value of Canadian $100-140 million and consists of the design and manufacture of next-generation fuel cell stacks for use in Volkswagen’s fuel cell demonstration car program. This agreement includes a further optional 2-year extension.

On January 31, 2013, we completed an agreement to sell substantially all of the assets in our Lowell, Massachusetts based Material Products division for net cash proceeds of $9.0 million after deducting for working capital adjustments, broker commissions and expenses, and legal and other expenses. In March 2014, we received additional proceeds of $0.3 million payable through a product credit in 2014 and 2015 for fuel cell gas diffusion layers (“GDLs”) based on the 2013 financial results of the former Material Products division. The Material Products segment is classified as a discontinued operation in our consolidated financial statements.

On January 15, 2013, we reached an agreement with Technology Partnerships Canada (“TPC”) to terminate all existing and future potential royalties payable in respect of future sales of fuel cell based stationary power products under the Utilities Development Program (Phase 2) in exchange for a final repayment to TPC of $1.9 million Canadian. Under the terms of the Utilities Development Program (Phase 2) with TPC, total royalties were payable annually at 4% of revenue of such products and limited to a total maximum repayment of $38.3 million Canadian. On settlement with TPC on January 15, 2013, we recorded a charge of ($1.2) million to Finance income (loss) representing the excess of the settlement amount of $1.9 million over royalty amounts accrued as of the date of settlement of $0.7 million. The $1.9 million settlement was paid in four equal quarterly installments during 2013.

In June 2011, we obtained a $7.0 million Canadian (revised to $7.3 million Canadian in December 2012) award agreement from Sustainable Development Technology Canada

(“SDTC”) for the period from 2011 to 2015 for extending the operating life and lowering the product cost of FCgen™-1300, the fuel cell product that powers Ballard’s CLEARgen™ distributed generation system. This award is in addition to a $4.8 million Canadian (revised to $6.9 million Canadian in June 2012) award agreement from SDTC announced in 2010 and successfully completed in 2014 for helping to develop the FCvelocity®-HD7, Ballard’s next-generation of fuel cell power module designed specifically for integration into bus applications and reflecting improved durability and reliability as well as a significant reduction in cost. These awards are recorded primarily as a cost offset against our research and product development expenses as the expenses are incurred on these programs.

OPERATING SEGMENTS

We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of fuel cell products for our “commercial stage” markets of Telecom Backup Power and Material Handling and for our “development stage” markets of Bus and Distributed Generation, as well as the provision of Engineering Services and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

SELECTED ANNUAL FINANCIAL INFORMATION

Results of Operations	Year ended,
	2014	2013	2012
(Expressed in thousands of U.S. dollars, except per share
amounts and gross margin %)
From continuing operations
Revenues	$68,721	$61,251	$43,690
Gross margin	$10,246	$16,759	$7,369
Gross margin %	15%	27%	17%
Cash Operating Costs (1)	$26,367	$28,084	$30,301
Adjusted EBITDA (1)	$(18,635)	$(8,188)	$(22,076)
Normalized Net Loss (1)	$(21,833)	$(18,056)	$(31,750)
Normalized Net Loss per share	$(0.17)	$(0.18)	$(0.36)
Net loss from continuing operations attributable to Ballard	$(28,188)	$(19,988)	$(42,320)
Net loss per share attributable to Ballard, basic and diluted	$(0.22)	$(0.20)	$(0.48)
From discontinued operations
Net earnings (loss) from discontinued operations	$320	$24	$(65)
Net earnings (loss) per share from discontinued operations	$-	$-	$-

Financial Position	At December 31,
(expressed in thousands of U.S. dollars)	2014	2013	2012
Assets from continuing operations	$127,905	$120,214	$116,749
Assets from discontinued operations	$-	$-	$10,798
Total assets	$127,905	$120,214	$127,547
Cash and cash equivalents	$23,671	$30,301	$9,770
Short-term investments	$-	$-	$12,068
Bank operating line	$-	$-	$(9,358)
Net cash reserves	$23,671	$30,301	$12,480
[1]

Cash Operating Costs, Adjusted EBITDA, Normalized Net Loss and Normalized Net Loss per share are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section.

2014 Performance compared to our 2014 Revised Business Outlook

On January 2, 2015, we announced that we had given termination notices on the Azure Telecom Backup Power Licensing Agreement and the Azure Bus Licensing Agreement as a result of contract breaches by Azure. As a result of these contract breaches, we noted that we would not recognize expected revenue of over $3 million and would incur an impairment loss on Azure trade receivables of $4.4 million in the fourth quarter of 2014. As a result of these contract breaches by Azure, we announced that we would not achieve our revised 2014 revenue and Adjusted EBITDA outlook on January 2, 2015.

Our actual results compared to our revised business outlook for 2014 are as follows:

●

Our revised 2014 revenue guidance was for revenue growth of approximately 20% over 2013 revenue of $61.3 million, or approximately $73.5 million in 2014. Actual revenues of $68.7 million in 2014 were only 12% higher than revenues in 2013, representing a shortfall of approximately ($5) million against our revised revenue guidance. This shortfall is due to (i) the lost Azure revenue of approximately ($3) million; and (ii) approximately ($2) million due to delays from forecast in terms of closing and shipping expected sales orders primarily in our Telecom Backup Power market as expected customer purchase orders were not received due to the relatively long, protracted sales cycle that includes additional time required for qualification, onsite testing, field trialing and certification.

●

Our revised 2014 Adjusted EBITDA guidance was for improvement of approximately 65% over 2013, or approximately ($3) million in 2014. Actual Adjusted EBITDA in 2014 was ($18.6) million, representing a shortfall of approximately ($15.6) million against our revised Adjusted EBITDA guidance. This shortfall is attributable to (i) the impact of lost Azure gross margin of approximately ($3) million; (ii) the ($4.4) million Azure impairment charge; (iii) unexpected increases in warranty, inventory and service related expenses of approximately ($5) million related primarily to our Telecom Backup Power market in Asia; (iv) unexpected additional impairment of trade receivables of approximately ($1.8) million related to non-collection of certain of our customers primarily in Asia; (v) lower than anticipated government recoveries of approximately ($0.6) million related primarily to Dantherm Power; and (vi) lower than anticipated absolute revenue growth and the related impact of higher manufacturing overhead and related costs of approximately ($0.6) million.

RESULTS OF OPERATIONS – Fourth Quarter of 2014

Revenue and gross margin

(Expressed in thousands of U.S. dollars)	Three months ended December 31,

Fuel Cell Products and	2014		2013	$ Change	% Change
Services
Telecom Backup Power	$3,136		$5,904	$(2,768)	(47%	)
Material Handling	4,316		1,968	2,347	119%
Engineering Services	6,075		6,215	(140)	(2%	)
Development Stage	2,120		3,229	(1,108)	(34%	)
Revenues	15,647		17,316	(1,669)	(10%	)
Cost of goods sold	18,680		11,422	7,258	64%
Gross Margin	$(3,033)		$5,894	$(8,927)	(151%	)
Gross Margin %	(19%	)	34%	n/a	(53 pts	)

Fuel Cell Products and Services Revenues of $15.6 million for the fourth quarter of 2014 declined (10%), or ($1.7) million, compared to the fourth quarter of 2013. The (10%) decline was driven by lower Telecom Backup Power and Development Stage revenues, which more than offset the significant increase in Material Handling revenues and relatively flat Engineering Services revenues. As a result of contract breaches by Azure, we did not record any engineering services, bus or Telecom Backup power revenue in the fourth quarter of 2014 from the Azure Bus and Azure Telecom Backup Power Agreements as compared to a total of $3.0 million recognized in the fourth quarter of 2013.

Engineering Services revenues of $6.1 million decreased ($0.1) million, or (2%), as increases in services performed on the Volkswagen Agreement and several other smaller-scale, multi-customer programs were more than offset by lower amounts earned on the Azure Bus Licensing Agreement revenue ($nil in the fourth quarter of 2014 as compared to $0.7 million in the fourth quarter of 2013).

Material Handling revenues of $4.3 million increased $2.3 million, or 119%, as a result of significantly higher shipments in support of Plug Power Inc.’s GenDrive™ systems.

Telecom Backup Power revenues of $3.1 million declined ($2.8) million, or (47%), due to a significant decline in shipments of hydrogen-based backup power stacks, combined with a moderate decline in shipments of methanol-based and hydrogen-based systems (total methanol-based and hydrogen-based system shipments were 132 in the fourth quarter of 2014 as compared to 177 systems in the fourth quarter of 2013). New customer deployments of Telecom Backup Power system solutions were impacted by the relatively long, protracted sales cycle that includes additional time required for qualification, onsite testing, field trialing and certification.

Development stage revenues of $2.1 million decreased ($1.1) million, or (34%), as increased shipments of heavy-duty fuel cell bus modules to our customers primarily in China and North America were more than offset by lower amounts earned on the Azure Bus Licensing Agreement (nil in the fourth quarter of 2014 as compared to $2.3 million in the fourth quarter of 2013).

Fuel Cell Products and Services gross margins declined to ($3.0) million, or (19%) of revenues, for the fourth quarter of 2014, compared to $5.9 million, or 34% of revenues, for the fourth quarter of 2013. The significant decline in gross margin was driven by (i) negative net warranty adjustments in the fourth quarter of 2014 of ($3.7) million related primarily to an increase in customer service related expenses in our Telecom Backup Power market as a result of fuel processor issues in a select Asian deployment, compared to positive net warranty adjustments of $1.3 million in the fourth quarter of 2013 related primarily to warranty expirations in the Bus market; (ii) a lack of high margin revenue earned in the fourth quarter of 2014 on the contract breached Azure Agreements, compared to revenue recognized on the Azure Bus Agreement of $3.0 million in the fourth quarter of 2013; (iii) negative inventory impairments in the fourth quarter of 2014 of ($0.7) million related primarily to excess distributed generation and other excess and obsolete inventory, compared to negative inventory impairments of ($0.5) million in the fourth quarter of 2013 related primarily to excess bus service inventory; and (iv) higher manufacturing overhead and related costs as a result of lower Telecom Backup Power stack and system shipments, combined with higher material usage and direct labour costs primarily as a result of product mix and an increase in service related expenses.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2014	2013	$ Change	% Change
Research and Product
Development (operating cost)	$3,700	$2,374	$1,326	56%
General and Administrative
(operating cost)	2,473	1,945	528	27%
Sales and Marketing (operating cost)	1,658	1,912	(254)	(13%	)
Cash Operating Costs	$7,831	$6,231	$1,600	26%

Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, acquisition costs and financing charges.

Cash Operating Costs (see Supplemental Non-GAAP Measures) for the fourth quarter of 2014 were $7.8 million, an increase of $1.6 million, or 26%, compared to the fourth quarter of 2013. The 26% increase in the fourth quarter of 2014 was driven by significantly higher research and product development costs as increased general and administrative costs were primarily offset by minor reductions in sales and marketing costs.

Research and product development costs for the fourth quarter of 2014 were $3.7 million, an increase of $1.3 million, or 56%, compared to the fourth quarter of 2013. The 56% increase was driven primarily by lower government funding as recoveries in Denmark by Dantherm Power were down significantly, combined with lower government recoveries in Canada as we successfully concluded the multi-year SDTC Bus award in 2014 with the introduction of the FCvelocity®-HD7, Ballard’s next-generation of fuel cell bus power module. Government research funding is reflected as a cost offset to research and product development expenses.

General and administrative costs for the fourth quarter of 2014 were $2.5 million, an increase of $0.5 million, or 27%, compared to the fourth quarter of 2013. The 27% increase was driven by higher legal and transaction related expenses incurred as a result of the

Azure contract breaches and the subsequent Volkswagen IP Agreement, by higher patent renewal costs incurred related to the acquired UTC intellectual property portfolio, and by higher human resources expenses related primarily to CEO transition expenses.

Sales and marketing costs for the fourth quarter of 2014 were $1.7 million, a decline of ($0.3) million, or (13%), compared to the fourth quarter of 2013. The (13%) decrease was driven by lower labour costs as a result of a 8% lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base combined with lower accrued sales compensation as a result of under-performance against our 2014 revenue performance targets.

Operating expenses in the fourth quarter of 2014 benefited from the positive impact of a weaker Canadian dollar, relative to the U.S. dollar. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, operating expenses and Adjusted EBITDA are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately 8% lower in the fourth quarter of 2014 as compared to the fourth quarter of 2013, positive foreign exchange impacts on our Canadian operating cost base and Adjusted EBITDA were approximately $0.5 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.2 million to $0.3 million.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2014	2013	$ Change	% Change
Adjusted EBITDA	$(16,057)	$171	$(16,228)	(9504%	)

EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) for the fourth quarter of 2014 was ($16.1) million, compared to $0.2 million for the fourth quarter of 2013. The ($16.2) million increase in Adjusted EBITDA loss in the fourth quarter of 2014 was driven by the decline in gross margin of ($8.9) million primarily as a result of higher net negative warranty adjustments of ($5.0) million combined with the negative impact of the (10%) overall decline in revenue and the lack of high margin licensing revenue earned in the fourth quarter of 2014 as a result of the Azure contract breaches, by higher other expenses of ($6.0) million primarily as a result of increased impairment losses on trade receivables, and by increases in Cash Operating Costs of ($1.6) million primarily as a result of lower government funding recoveries in Denmark.

Impairment loss on trade receivables for the three months ended December 31, 2014 were ($6.2) million, compared to ($0.2) million for the corresponding period of 2013. Impairment loss on trade receivables in 2014 consists of a ($4.4) million impairment charge as a result of material breaches by Azure of the Azure Telecom Backup Power Licensing Agreement and the Azure Bus Licensing Agreement, and by additional impairment charges of ($1.8) related to non-collection of certain of our customers primarily in Asia. In the event that we are able to recover on these accounts in 2015 through legal or other means, the recovered amount will be recognized in the period of recovery as a reversal of the impairment loss.

Net loss attributable to Ballard

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2014	2013	$ Change	% Change
Net loss attributable to Ballard from	$(17,467)	$(2,274)	$(15,193)	(668%	)
continuing operations

Net loss attributable to Ballard from continuing operations for the fourth quarter of 2014 was ($17.5) million, or ($0.13) per share, compared to a net loss of ($2.3) million, or ($0.02) per share, in the fourth quarter of 2013. The ($15.2) million increase in net loss for the fourth quarter of 2014 was driven primarily by the increase in Adjusted EBITDA loss of ($16.2) million combined with the decline in Finance and other income of ($1.0) million primarily as a result of a decrease in foreign exchange gains on our Canadian dollar-denominated net monetary position, partially offset by lower stock-based compensation expense of $1.4 million as certain outstanding restricted share units ultimately failed to meet the vesting criteria due to under-performance against our 2014 corporate performance targets.

Net loss attributable to Ballard in the fourth quarter of 2013 was also negatively impacted by impairment charges on investments of ($0.2) million on our non-core investment in Chrysalix Energy Limited Partnership. Adjusted EBITDA and Net loss attributable to Ballard in the fourth quarters of 2014 and 2013 were also negatively impacted by impairment loss on trade receivables of ($6.2) million and ($0.2) million, respectively. Excluding the impact of the impairment loss on trade receivables and the impact of the Chrysalix impairment charge, Normalized Net Loss (see Supplemental Non-GAAP Measures) in the fourth quarter of 2014 was ($11.3) million, or ($0.09) per share, compared to ($1.9) million, or ($0.02) per share, for the fourth quarter of 2013.

Net loss attributable to Ballard from continuing operations excludes the net loss attributed to the non-controlling interests in the losses of Dantherm Power. During the fourth quarters of 2014 and 2013, we held a 52% equity interest in Dantherm Power. Net loss attributed to non-controlling interests for the fourth quarter of 2014 was ($0.6) million, as compared to ($0.2) million for the fourth quarter of 2013.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2014	2013	$ Change	% Change
Cash (used in) provided by operating	$(8,195)	$(872)	$(7,323)	(840%	)
activities

Cash used in operating activities in the fourth quarter of 2014 was ($8.2) million, consisting of cash operating losses of ($10.8) million, partially offset by net working capital inflows of $2.6 million. Cash used in operating activities in the fourth quarter of 2013 was ($0.9) million, consisting of cash operating losses of ($0.1) million and net working capital outflows of ($0.8) million. The ($7.3) million increase in cash used by operating activities in the fourth quarter of 2014, as compared to the fourth quarter of 2013, was driven by the relative increase in cash operating losses of ($10.7) million, partially offset by the relative improvement in working capital requirements of $3.4 million. The ($10.7) million increase in cash operating losses in the fourth quarter of 2014 was due primarily to the ($16.2) million increase in Adjusted EBITDA loss, partially offset by the increase in impairment losses on trade receivables of $6.0 million which while included in the Adjusted EBITDA loss, are excluded from cash operating losses.

The total change in working capital of $2.6 million in the fourth quarter of 2014 was due to higher accrued warranty provisions of $3.5 million primarily as a result of an adjustment for an expected increase in customer service related expenses in our Telecom Backup Power market in Asia, combined with lower inventory of $2.6 million as we shipped product purchased and built in prior quarters. These fourth quarter of 2014 working capital inflows were partially offset by lower accounts payable and accrued liabilities of ($3.7) million as a result of increased supplier payments made for higher inventory purchases in the first three quarters of 2014 and by a downward adjustment to accrued cash-based compensation expense in the fourth quarter of 2014 as a result of under-performing against our 2014 corporate performance targets. This compares to a total change in working capital of ($0.8) million in the fourth quarter of 2013 which was due primarily to lower accounts payable and accrued liabilities of ($6.9) million as a result of increased supplier payments made for higher inventory purchases in the first three quarters of 2013, partially offset by lower accounts receivable of $4.6 million due to significant customer collections in the fourth quarter of 2013, and by lower inventory levels of $1.5 million.

RESULTS OF OPERATIONS – Year ended December 31, 2014

Revenue and gross margin

(Expressed in thousands of U.S. dollars)	Year ended December 31,

Fuel Cell Products and	2014	2013	$ Change	% Change
Services
Telecom Backup Power	$15,856	$20,464	$(4,608)	(23%	)
Material Handling	14,491	6,456	8,035	124%
Engineering Services	30,257	21,132	9,125	43%
Development Stage	8,117	13,199	(5,082)	(39%	)
Revenues	68,721	61,251	7,470	12%
Cost of goods sold	58,475	44,492	13,983	31%
Gross Margin	$10,246	$16,759	$(6,513)	(39%	)
Gross Margin %	15%	27%	n/a	(12 pts	)

Fuel Cell Products and Services Revenues of $68.7 million for 2014 increased 12%, or $7.5 million, compared to 2013. The 12% increase was driven by significantly higher Engineering Services and Material Handling revenues, which more than offset the decline in Telecom Backup Power and Development Stage revenues. As a result of contract breaches by Azure, we did not record any engineering services, bus or Telecom Backup power revenue in the fourth quarter of 2014 from the Azure Bus and Azure Telecom Backup Power Agreements. Prior to the contract breaches by Azure, we recognized a total of $8.7 million on the two agreements in 2014 as compared to a total of $5.0 million in 2013.

Engineering Services revenues of $30.3 million increased $9.1 million, or 43%, as services performed in 2014 on the Volkswagen Agreement and several other smaller-scale, multi-customer programs were significantly higher than amounts performed in 2013 on similar type contracts, combined with an increase in servicing revenue earned on the Azure Bus and Telecom Backup Power License Agreements prior to their contract breach by Azure ($3.0 million in 2014 as compared to $1.1 million in 2013).

Telecom Backup Power revenues of $15.9 million decreased ($4.6) million, or (23%) due primarily to a decline in shipments of methanol-based and hydrogen-based systems (total methanol-based and hydrogen-based system shipments were 375 in 2014 as compared to 796 systems in 2013). This decline in Telecom Backup system revenues more than offset the positive impact of an increase in shipments of hydrogen-based backup power stacks and an increase in licensing revenue earned on the Azure Telecom Backup Power License Agreement prior to its contract breach by Azure ($2.7 million in 2014 as compared to $nil million in 2013). New customer deployments of Telecom Backup Power system solutions were impacted by the relatively long, protracted sales cycle that includes additional time required for qualification, onsite testing, field trialing and certification.

Material Handling revenues of $14.5 million increased $8.0 million, or 124%, as a result of significantly higher shipments in support of Plug Power Inc.’s GenDrive™ systems, combined with increased licensing revenue as a result of the M-Field Licensing Agreement.

Development stage revenues of $8.1 million decreased ($5.1) million, or (39%), due to a decline in shipments of heavy-duty fuel cell bus modules as our customers in Europe and North America focused primarily on commissioning and servicing their fuel cell bus fleets in advance of starting expected new programs in 2015, combined with lower amounts earned on the Azure Bus Licensing Agreement prior to its contract breach by Azure ($3.0 million in 2014 as compared to $3.9 million in 2013).

Fuel Cell Products and Services gross margins declined to $10.2 million, or 15% of revenues, for 2014, compared to $16.8 million, or 27% of revenues, for 2013. The significant decline in gross margin was driven by (i) negative net warranty adjustments in 2014 of ($3.5) million related primarily to an increase in customer service related expenses in our Telecom Backup Power market as a result of fuel processor issues in a select Asian deployment, compared to positive net warranty adjustments of $1.8 million in 2013 related primarily to warranty expirations in the Bus market; (ii) negative inventory impairments in 2014 of ($1.4) million related primarily to excess distributed generation and other excess and obsolete inventory, compared to negative inventory impairments of ($0.6) million in 2013 related primarily to excess bus service inventory; and (iii) higher manufacturing overhead and related costs in our Tijuana, Mexico facility as a result of lower Telecom Backup Power system shipments, combined with higher material usage and direct labour costs primarily as a result of product mix and an increase in service related expenses.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2014	2013	$ Change	% Change
Research and Product
Development (operating cost)	$10,436	$12,592	$(2,156)	(17%	)
General and Administrative (operating
cost)	9,127	8,263	864	10%
Sales and Marketing (operating cost)	6,804	7,229	(425)	(6%	)
Cash Operating Costs	$26,367	$28,084	$(1,717)	(6%	)
Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, acquisition costs and financing charges.

Cash Operating Costs (see Supplemental Non-GAAP Measures) for 2014 were $26.4 million, a decline of ($1.7) million, or (6%), compared to 2013. The 6% reduction in 2014 was driven by lower research and product development costs of ($2.2) million as increases in general and administrative costs were primarily offset by reductions in sales and marketing costs.

Research and product development costs for 2014 were $10.4 million, a decline of ($2.2) million, or (17%), compared to 2013. The (17%) reduction was driven by the 43% increase in engineering services revenues resulting in significantly increased engineering staff resources being redirected to revenue generating engineering service projects. This benefit was partially offset by lower government funding due to lower recoveries in Denmark by Dantherm Power and by lower government recoveries in Canada as we successfully concluded the multi-year SDTC Bus award in 2014 with the introduction of the FCvelocity®-HD7, Ballard’s next-generation of fuel cell bus power module. Government research funding is reflected as a cost offset to research and product development expenses, whereas labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold.

General and administrative costs for 2014 were $9.1 million, an increase of $0.9 million, or 10%, compared to 2013. The 10% increase was driven by higher legal and transaction related expenses incurred in 2014 as a result of the Azure Telecom Backup License Power Agreement and related contract breaches, the UTC and H2 Logic A/S intellectual property acquisitions and the subsequent Volkswagen IP Agreement, and by higher patent renewal costs related to the acquired UTC intellectual property portfolio, and by higher human resources expenses related primarily to CEO search and transition expenses.

Sales and marketing costs for 2014 were $6.8 million, a decline of ($0.4) million, or (6%), compared to 2013. The (6%) decrease was driven by lower labour costs as a result of a lower Canadian dollar in 2014 combined with lower accrued sales compensation as a result of under-performance against our 2014 revenue performance targets.

Operating expenses in 2014 benefited from the positive impact of a weaker Canadian dollar, relative to the U.S. dollar. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, operating expenses and Adjusted EBITDA are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately 7% lower in 2014 as compared to 2013, positive foreign exchange impacts on our Canadian operating cost base and Adjusted EBITDA were approximately $1.8 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.2 million to $0.3 million.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2014	2013	$ Change	% Change
Adjusted EBITDA	$(18,635)	$(8,188)	$(10,447)	(128%	)
EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) for 2014 was ($18.6) million, compared to ($8.2) million for 2013. The ($10.4) million increase in Adjusted EBITDA loss in 2014 was driven by the decline in gross margin of ($6.5) million primarily as a result of higher net negative warranty adjustments of ($5.3) million combined with higher net negative inventory adjustments of ($0.8) million, higher manufacturing overhead and related costs in our Tijuana, Mexico facility as a result of lower Telecom Backup Power system shipments and higher material usage and direct labour costs primarily as a result of product mix and an increase in service related expenses, by higher other expenses of ($5.4) million primarily as a result of increased impairment losses on trade receivables, partially offset by the reduction in Cash Operating Costs of $1.7 million primarily as a result of the 43% increase in engineering services revenues resulting in significantly increased engineering staff resources being redirected to revenue generating engineering service projects.

Impairment loss on trade receivables in 2014 were ($6.2) million, compared to ($0.2) million for 2013. Impairment loss on trade receivables in 2014 consists of a ($4.4) million impairment charge as a result of material breaches by Azure of the Azure Telecom Backup Power Licensing Agreement and the Azure Bus Licensing Agreement, and by additional impairment charges of ($1.8) related to non-collection of certain of our customers primarily in Asia. In the event that we are able to recover on these accounts in 2015 through legal or other means, the recovered amount will be recognized in the period of recovery as a reversal of the impairment loss. Other expenses in 2013 include restructuring charges of ($0.6) million related primarily to minor restructurings focused on overhead cost reduction.

Net loss attributable to Ballard

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2014	2013	$ Change	% Change
Net loss attributable to Ballard from continuing	$(28,188)	$(19,988)	$(8,200)	(41%	)
operations

Net loss attributable to Ballard from continuing operations for 2014 was ($28.2) million, or ($0.22) per share, compared to a net loss of ($20.0) million, or ($0.20) per share, in 2013. The ($8.2) million increase in net loss was driven primarily by the increase in Adjusted EBITDA loss of ($10.4) million, partially offset by lower stock-based compensation expense of $1.5 million as certain outstanding restricted share units ultimately failed to meet the vesting criteria due to under-performance against our 2014 corporate performance targets.

Finance and other income was relatively flat year over year as a decrease in foreign exchange gains on our Canadian dollar-denominated net monetary position in 2014 was offset by a ($1.2) million charge in 2013 as a result of the settlement of the TPC obligation.

Net loss attributable to Ballard in 2014 and 2013 was also negatively impacted by impairment charges on investments of ($0.1) million and ($0.5) million, respectively, on our non-core investment in Chrysalix Energy Limited Partnership. Adjusted EBITDA and Net loss attributable to Ballard in 2014 and 2013 were also negatively impacted by impairment losses on trade receivables of ($6.2) million and ($0.2) million, respectively. Excluding the impact of the impairment loss on trade receivables, the Chrysalix impairment charge, and the impact of the TPC settlement charge, Normalized Net Loss (see Supplemental Non-GAAP Measures) in 2014 was ($21.8) million, or ($0.17) per share, compared to ($18.1) million, or ($0.18) per share, for 2013.

Net loss attributable to Ballard from continuing operations excludes the net loss attributed to the non-controlling interests in the losses of Dantherm Power. During 2014, we held a 52% equity interest in Dantherm Power as compared to a 57% equity interest held in the first quarter of 2013 and a 52% equity interest in the second, third and fourth quarters of 2013. Net loss attributed to non-controlling interests for 2014 was ($1.6) million, as compared to ($1.7) million for 2013.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2014	2013	$ Change	% Change
Cash (used in) provided by operating	$(20,671)	$(17,416)	$3,255	19%
activities

Cash used in operating activities in 2014 was ($20.7) million, consisting of cash operating losses of ($15.7) million and net working capital outflows of ($5.0) million. Cash used in operating activities in 2013 was ($17.4) million, consisting of cash operating losses of ($11.8) million and net working capital outflows of ($5.6) million. The ($3.3) million increase in cash used by operating activities in 2014, as compared to 2013, was driven by the relative increase in cash operating losses of ($3.9) million, partially offset by lower relative working capital requirements of $0.6 million. The ($3.9) million increase in cash operating losses was due primarily to the ($10.4) million increase in Adjusted EBITDA loss, partially offset by the increase in impairment losses on trade receivables of $6.0 million which while included in the Adjusted EBITDA loss, are excluded from cash operating losses.

The total change in working capital of ($5.0) million in 2014 was driven by lower accounts receivable of ($4.1) million primarily as a result of impairment losses on trade receivables of ($6.2) million and the timing of Engineering Services, Bus and Telecom Backup Power revenues and the related customer collections, and by lower deferred revenue of ($4.4) million as we completed the contract work on Engineering Services and SDTC government grant contracts for which we received pre-payments in an earlier period. These working capital outflows in 2014 were partially offset by working capital inflows related to higher accrued warranty provisions of $2.4 million primarily as a result of an adjustment for an expected increase in customer service related expenses in our Telecom Backup Power market in Asia, and by lower inventory of $1.5 million as we shipped product purchased and built in prior quarters. This compares to a total change in working capital of ($5.6) million in 2013 which was driven by lower accounts payable and accrued liabilities of ($5.0) million as a result of increased supplier payments made for higher inventory purchases in the fourth quarter of 2013, and by higher inventory of ($2.9) million due to the buildup of inventory to support expected higher product shipments in 2014. These 2013 working capital outflows were partially offset by lower accounts receivable of $1.7 million primarily as a result of the timing of Bus and Telecom Backup Power revenues and the related customer collections, and by higher deferred revenue of $2.4 million as we received Engineering Services and SDTC government grant receipts in advance of incurring the related contract work.

RESULTS OF DISCONTINUED OPERATIONS

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2014	2013	$ Change	% Change
Revenues	$-	$867	$(867)	(100%	)
Cost of goods sold	-	(627)	627	100%
Gross margin	-	240	(240)	(100%	)
Operating expenses	-	(252)	252	100%
Impairment (charge) recovery on	320	45	275	611%
property, plant and equipment
Income taxes	-	(9)	9	100%
Net earnings (loss) from	$320	$24	$296	1233%
discontinued operations

As a result of the disposition of our Materials Products segment on January 31, 2013, the former Material Products segment has been classified as a discontinued operation in our consolidated financial statements. As such, the operating results of the former Material Products segment have been removed from our results from continuing operations and are instead presented separately in the statement of comprehensive income as income from discontinued operations. The former Materials Product segment sold carbon fiber products primarily for automotive transmissions, and GDL’s for fuel cells.

Net earnings from discontinued operations of $0.3 million for the year ended December 31, 2014 relate to additional proceeds to be received in 2014 and 2015 in the form of a 12-month product credit as a result of the disposition of the former Materials Product division. The $0.3 million product credit is to be utilized through the supply of fuel cell gas diffusion layers, a component in our fuel cell modules, and represent the additional potential proceeds that are now payable based on the 2013 financial results of the former Material Products division. The additional proceeds payable have been recorded as a reversal of previously recorded impairment losses on property, plant and equipment.

OPERATING EXPENSES AND OTHER ITEMS

Research and product development expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Research and product development	2014	2013	$ Change	% Change
Research and product development expense	$4,510	$3,636	$874	24%
Less: Depreciation and amortization expense	$(914)	$(967)	$53	5%
Less: Stock-based compensation recovery	$104	$(295)	$399	135%
(expense)
Research and product development (operating	$3,700	$2,374	$1,326	56%
cost)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Research and product development	2014	2013	$ Change	% Change
Research and product development expense	$14,294	$17,117	$(2,823)	(16%	)
Less: Depreciation and amortization expense	$(3,209)	$(3,286)	$77	2%
Less: Stock-based compensation expense	$(649)	$(1,239)	$590	48%
Research and product development (operating	$10,436	$12,592	$(2,156)	(17%	)
cost)

Research and product development expenses for the three months ended December 31, 2014 were $4.5 million, an increase of $0.9 million, or 24%, compared to the corresponding period of 2013. Excluding depreciation and amortization expense of ($0.9) and ($1.0) million, respectively, and stock-based compensation (expense) recovery of $0.1 million and ($0.3), respectively, research and product development costs were $3.7 million in the fourth quarter of 2014, an increase of $1.3 million, or 56%, compared to the fourth quarter of 2013. The 56% increase was driven primarily by lower government funding due to lower recoveries in Denmark by Dantherm Power, combined with lower government recoveries in Canada as we successfully concluded the multi-year SDTC Bus award in 2014 with the introduction of the FCvelocity®-HD7, Ballard’s next-generation of fuel cell bus power module. In addition, the (2%) decline in engineering services revenues in the fourth quarter of 2014 resulted in slightly lower engineering staff resources being redirected to revenue generating engineering service projects.

Research and product development expenses for the year ended December 31, 2014 were $14.3 million, a decrease of ($2.8) million, or (16%), compared to the corresponding period of 2013. Excluding depreciation and amortization expense of ($3.2) million and ($3.3) million, respectively, and stock-based compensation expense of ($0.6) million and ($1.2) million, respectively, research and product development costs were $10.4 million in 2014, a decline of ($2.2) million, or (17%), compared to 2013. The (17%) reduction was driven by the 43% increase in engineering services revenues in 2014 resulting in significantly increased engineering staff resources being redirected to revenue generating engineering service projects, combined with lower labour costs in 2014 as a result of a 7% lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base. These benefits were partially offset by lower government funding due to lower recoveries in Denmark by Dantherm Power and by lower government recoveries in Canada as we successfully concluded the multi-year SDTC Bus award in 2014 with the introduction of the FCvelocity®-HD7, Ballard’s next-generation of fuel cell bus power module.

Government research funding is reflected as a cost offset to research and product development expenses, whereas labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold.

Depreciation and amortization expense included in research and product development expense relates primarily to depreciation expense on our manufacturing equipment and amortization expense on our intangible assets and was relatively consistent period over period.

Stock-based compensation expense included in research and product development expense (recovery) for the three months and year ended December 31, 2014 was ($0.1) million and $0.6 million, respectively, compared to $0.3 million and $1.2 million, respectively, for the corresponding periods of 2013. Stock-based compensation declined in 2014 as a result of a downward adjustment to accrued stock-based compensation expense made in the fourth quarter of 2014 as certain outstanding restricted share units ultimately failed to meet the vesting criteria due to under-performance against our 2014 corporate performance targets.

General and administrative expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
General and administrative	2014	2013	$ Change	% Change
General and administrative expense	$2,085	$2,672	$(587)	(22%	)
Less: Depreciation and amortization expense	$(44)	$(42)	$(2)	(5%	)
Less: Stock-based compensation recovery	$432	$(685)	$1,117	163%
(expense)
General and administrative (operating cost)	$2,473	$1,945	$528	27%

(Expressed in thousands of U.S. dollars)	Year ended December 31,
General and administrative	2014	2013	$ Change	% Change
General and administrative expense	$10,126	$10,545	$(419)	(4%	)
Less: Depreciation and amortization expense	$(183)	$(177)	$(6)	(3%	)
Less: Stock-based compensation expense	$(816)	$(2,105)	$1,289	61%
General and administrative (operating cost)	$9,127	$8,263	$864	10%

General and administrative expenses for the three months ended December 31, 2014 were $2.1 million, a decrease of ($0.6) million, or (22%), compared to the corresponding period of 2013. Excluding relatively insignificant depreciation and amortization expense in each of the periods, and stock-based compensation (expense) recovery of $0.4 million and ($0.7) million, respectively, general and administrative costs were $2.5 million in the fourth quarter of 2014, an increase of $0.5 million, or 27%, compared to the fourth quarter of 2013.

General and administrative expenses for the year ended December 31, 2014 were $10.1 million, a decrease of ($0.4) million, or (4%), compared to the corresponding period of 2013. Excluding relatively insignificant depreciation and amortization expense in each of the periods, and stock-based compensation expense of ($0.8) million and ($2.1) million, respectively, general and administrative costs in 2014 were $9.1 million, an increase of $0.9 million, or 10%, compared to 2013.

The respective 27% and 10% increases in 2014 were primarily as a result of higher legal and transaction related expenses incurred in 2014 as a result of the Azure Telecom Backup License Power Agreement and related contract breaches, the UTC and H2 Logic A/S intellectual property acquisitions and the subsequent Volkswagen IP Agreement, and by higher patent renewal costs related to the acquired UTC intellectual property portfolio, and by higher human resources expenses related primarily to CEO search and transition expenses. These cost pressures in 2014 more than offset lower labour costs in 2014 as a result of a 7% lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base.

Depreciation and amortization expense included in general and administrative expense relates primarily to depreciation expense on our office equipment and was relatively consistent period over period.

Stock-based compensation expense (recovery) included in general and administrative expense for the three months and year ended December 31, 2014 was ($0.4) million and $0.8 million, respectively, compared to $0.7 million and $2.1 million, respectively, for the corresponding periods of 2013. Stock-based compensation declined in 2014 as a result of a downward adjustment to accrued stock-based compensation expense made in the fourth quarter of 2014 as certain outstanding restricted share units ultimately failed to meet the vesting criteria due to under-performance against our 2014 corporate performance targets.

Sales and marketing expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Sales and marketing	2014	2013	$ Change	% Change
Sales and marketing expense	$1,827	$1,934	$(107)	(6%	)
Less: Stock-based compensation expense	$(169)	$(22)	$(147)	(668%	)
Sales and marketing (operating cost)	$1,658	$1,912	$(254)	(13%	)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Sales and marketing	2014	2013	$ Change	% Change
Sales and marketing expense	$7,589	$7,661	$(72)	(1%	)
Less: Stock-based compensation expense	$(785)	$(432)	$(353)	(82%	)
Sales and marketing (operating cost)	$6,804	$7,229	$(425)	(6%	)

Sales and marketing expenses for the three months ended December 31, 2014 were $1.8 million, a decrease of ($0.1) million, or (6%), compared to the corresponding period of 2013. Excluding stock-based compensation expense of ($0.2) million and nil million, respectively, sales and marketing costs were $1.7 million in the fourth quarter of 2014, a decrease of ($0.3) million, or (13%), compared to the fourth quarter of 2013.

Sales and marketing expenses for the year ended December 31, 2014 were $7.6 million, a decrease of ($0.1) million, or (1%), compared to the corresponding period of 2013. Excluding stock-based compensation expense of ($0.8) million and ($0.4) million, respectively, sales and marketing costs were $6.8 million in 2014, a decrease of ($0.4) million, or (6%), compared to 2013.

The respective (13%) and (6%) decreases in 2014 were primarily as a result of lower labour costs as a result of a 7% lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base combined with lower accrued sales compensation as a result of under-performance against our 2014 revenue performance targets.

Stock-based compensation expense included in sales and marketing expense for the three months and year ended December 31, 2014 was $0.2 million and $0.8 million, respectively, compared to nil million and $0.4 million, respectively, for the corresponding periods of 2013. Stock-based compensation increased in 2014 as a result of new long-term awards granted to recently hired sales leadership positions which more than offset a downward adjustment to accrued stock-based compensation expense as certain outstanding restricted share units ultimately failed to meet the vesting criteria due to under-performance against our 2014 corporate performance targets

Other expense for the three months and year ended December 31, 2014 was $6.2 million and $6.3 million, respectively, compared to $0.3 million and $0.9 million, respectively, for the corresponding periods of 2013. The following tables provide a breakdown of other expense for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2014	2013	$ Change	% Change
Impairment loss on trade receivables	$6,159	$228	$5,931	2,601%
Restructuring expense	78	46	32	70%
Acquisition charges	-	-	-	-
Other expenses	$6,237	$274	$5,963	2,176%

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2014	2013	$ Change	% Change
Impairment loss on trade receivables	$6,206	$222	$5,984	2,695%
Restructuring expense	85	568	(483)	(85%	)
Acquisition charges	-	78	(78)	(100%	)
Other expenses	$6,291	$868	$5,423	625%

Impairment loss on trade receivables for the three months and year ended December 31, 2014 was ($6.2) million, compared to ($0.2) million for the corresponding periods of 2013. Impairment loss on trade receivables in 2014 consists of a ($4.4) million impairment charge as a result of material breaches by Azure of the Azure Telecom Backup Power Licensing Agreement and the Azure Bus Licensing Agreement, and by additional impairment charges of ($1.8) million related to non-collection of certain of our customers primarily in Asia. In the event that we are able to recover on these accounts in 2015 through legal or other means, the recovered amount will be recognized in the period of recovery as a reversal of the impairment loss.

Restructuring charges of ($0.6) million in 2013 relate primarily to minor restructurings focused on overhead cost reduction.

Finance income (loss) and other for the three months and year ended December 31, 2014 was ($0.5) million and ($0.1) million, respectively, compared to $0.5 million and $0.2 million, respectively, for the corresponding periods of 2013. The following tables provide a breakdown of finance and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2014	2013	$ Change	% Change
Employee future benefit plan expense	$(48)	$(92)	$44	48%
Pension administration expense	(7)	-	(7)	(100%	)
Investment and other income	44	54	(10)	(19%	)
Foreign exchange gain (loss)	(512)	584	(1,095)	(188%	)
Finance income (loss) and other	$(523)	$546	$(1,069)	(196%	)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2014	2013	$ Change	% Change
Employee future benefit plan expense	$(183)	$(282)	$99	35%
Pension administration expense	(100)	(61)	(39)	(64%	)
Settlement of TPC funding obligation	-	(1,197)	1,197	100%
Investment and other income	139	141	(2)	(2%	)
Foreign exchange gain (loss)	31	1,553	(1,522)	(98%	)
Finance income (loss) and other	$(113)	$154	$(267)	(173%	)

Employee future benefit plan expense for the three months and year ended December 31, 2014 were ($0.1) million and ($0.2) million, respectively, generally consistent with the corresponding periods of 2013. Employee future benefit plan expense primarily represents the excess of expected interest cost on plan obligations in excess of the expected return on plan assets related to a curtailed defined benefit pension plan for certain former United States employees. Pension administration expense of ($0.1) million for the years ended December 31, 2014 and 2013 represent administrative costs incurred in managing the plan.

Settlement expense related to the TPC funding obligation of ($1.2) million recorded in 2013 represents the excess of the settlement amount of $1.9 million over royalty amounts accrued as of the date of settlement of $0.7 million. On January 15, 2013, we reached an agreement with Technology Partnerships Canada (“TPC”) to terminate all existing and future potential royalties payable in respect of future sales of fuel cell based stationary power products under the Utilities Development Program (Phase 2) in exchange for a final repayment to TPC of $1.9 million Canadian.

Foreign exchange gains (losses) for the three months and year ended December 31, 2014 were ($0.5) million and nil, respectively, compared to $0.6 million and $1.6 million, respectively, for the corresponding periods of 2013. Foreign exchange gains and losses are attributable primarily to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position. Foreign exchange gains and losses are also impacted by the conversion of Dantherm

Power’s assets and liabilities from the Danish Kroner to the U.S. dollar at exchange rates in effect at each reporting date.

Finance expense for the three months and year ended December 31, 2014 was ($0.2) million and ($0.9) million, respectively, compared to ($0.3) million and ($1.5) million, respectively, for the corresponding periods of 2013. Finance expense relates primarily to the sale and leaseback of our head office building in Burnaby, British Columbia which was completed on March 9, 2010. Due to the long term nature of the lease, the leaseback of the building qualifies as a finance (or capital) lease. Finance expense in 2013 also includes interest expense on convertible debt issued by our subsidiary Dantherm Power. On November 27, 2013, all of the convertible debt issued by Dantherm Power was exercised and converted into shares of Dantherm Power.

Impairment loss on investment for the three months and year ended December 31, 2014 was $nil and ($0.2) million, respectively, compared to ($0.2) million and ($0.5) million, respectively, for the corresponding periods of 2013. The loss consists of impairment charges related to our now disposed of non-core investment in Chrysalix Energy Limited Partnership (“Chrysalix”) as it was written down to its net realizable value of $nil.

Net loss attributed to non-controlling interests for the three months and year ended December 31, 2014 was ($0.6) million and ($1.6) million, respectively, compared to ($0.2) million and ($1.7) million, respectively, for the corresponding periods of 2013. Amounts represent the non-controlling interest of Dantherm A/S and Azure in the losses of Dantherm Power as a result of their 48% total equity interest in 2014 and the second, third and fourth quarters of 2013 and their 43% total equity interest in the first quarter of 2013.

SUMMARY OF QUARTERLY RESULTS FROM CONTINUING OPERATIONS

The following table provides summary financial data for our last eight quarters from continuing operations:

(Expressed in thousands of U.S. dollars, except per share amounts		Quarter ended,
and weighted average shares outstanding which are expressed in thousands)
	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2014	2014	2014	2014
Revenues from continuing operations	$15,647	$20,611	$18,471	$13,992
Net income (loss) attributable to Ballard from	$(18,021)	$(2,423)	$(4,457)	$(3,841)
continuing operations
Net income (loss) per share attributable to	$(0.13)	$(0.02)	$(0.03)	$(0.03)
Ballard from continuing operations, basic and
diluted
Weighted average common shares outstanding	132,104	132,049	130,392	114,756

	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2013	2013	2013	2013
Revenues	$17,316	$17,003	$14,597	$12,335
Net income (loss) attributable to Ballard	$(2,274)	$(4,574)	$(5,203)	$(7,936)
Net income (loss) per share attributable to	$(0.02)	$(0.05)	$(0.05)	$(0.09)
Ballard from continuing operations, basic and
diluted
Weighted average common shares outstanding	109,113	99,364	99,233	92,233

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results from continuing operations. Variations in our net loss for the above periods were affected primarily by the following factors:

●	Revenues: Variations in fuel cell revenues reflect the demand and timing of our customers’ fuel cell vehicle, bus and fuel cell product deployments as well as the demand and timing of their engineering services projects.

Variations in fuel cell revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts including the contract with Volkswagen which commenced in the first quarter of 2013, the Azure Bus Licensing Agreement which commenced in the third quarter of 2013 and the Azure Telecom Backup Power Licensing Agreement which commenced in the second quarter of 2014 prior to contract breaches by Azure of both the Azure Bus Licensing Agreement and the Azure Telecom Backup Power Licensing Agreement in the fourth quarter of 2014.

●	Operating expenditures: Operating expenses were negatively impacted by impairment losses on trade receivables in the fourth quarter of 2014 of ($6.2) million consisting of a ($4.4) million impairment charge as a result of material breaches by Azure of the Azure Telecom Backup Power Licensing Agreement and the Azure Bus Licensing Agreement, and by additional impairment charges of ($1.8) million related to non-collection of certain of our customers primarily in Asia. Impairment losses on trade receivables are recognized in other expense. Operating expenses also include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated expenditures.

●	Finance income (loss): The net loss for the first quarter of 2013 was negatively impacted by a charge of ($1.2) million related to the settlement of a TPC funding obligation.

CASH FLOWS

Cash, cash equivalents and short-term investments were $23.7 million at December 31, 2014, compared to $30.3 million at December 31, 2013. The ($6.6) million decrease in cash, cash equivalents and short-term investments in 2014 was driven by a net loss (excluding non-cash items) of ($15.7) million, by net working capital requirements of ($5.0) million, and by investing activities of ($4.2) million related primarily to the acquisition and integration of UTC’s intellectual property assets. These outflows were partially offset by net proceeds from share purchase warrant exercises of $12.3 million and employee share purchase option proceeds of $6.8 million.

For the three months ended December 31, 2014, cash used by operating activities was ($8.2) million, consisting of cash operating losses of ($10.8) million, partially offset by net working capital inflows of $2.6 million. For the three months ended December 31, 2013, cash used by operating activities was ($0.9) million, consisting of cash operating losses of ($0.1) million and net working capital outflows of ($0.8) million. The ($7.3) million increase in cash used by operating activities in the fourth quarter of 2014, as compared to the fourth quarter of 2013, was driven by the relative increase in cash operating losses of ($10.7) million, partially offset by the improvement in net working capital inflows of $3.4 million.

The ($10.7) million increase in cash operating losses was due primarily to the ($16.2) million increase in Adjusted EBITDA loss, partially offset by the increase in impairment losses on trade receivables of $6.0 million which while included in the Adjusted EBITDA loss, are excluded from cash operating losses. In the fourth quarter of 2014, net working capital cash inflows of $2.6 million was due primarily to higher accrued warranty provisions of $3.5 million primarily related to an adjustment for an expected increase in customer service related expenses in our Telecom Backup Power market in Asia, combined with lower inventory of $2.6 million as we shipped product purchased and built in prior quarters. These fourth quarter of 2014 working capital inflows were partially offset by lower accounts payable and accrued liabilities of ($3.7) million as a result of increased supplier payments made for higher inventory purchases in the first three quarter of 2014 and by a downward adjustment to accrued cash-based compensation expense in the fourth quarter of 2014 as a result of under-performing against our 2014 corporate performance targets. Working capital outflows of ($0.8) million in the fourth quarter of 2013 was due primarily to lower accounts payable and accrued liabilities of ($6.9) million as a result of increased supplier payments made for higher inventory purchases in the first three quarters of 2013, partially offset by lower accounts receivable of $4.6 million due to significant customer collections in the fourth quarter of 2013, and by lower inventory levels of $1.5 million.

For the year ended December 31, 2014, cash used in operating activities was ($20.7) million, consisting of cash operating losses of ($15.7) million and net working capital outflows of ($5.0) million. For the year ended December, 2013, cash used by operating activities was ($17.4) million, consisting of cash operating losses of ($11.8) million and working capital outflows of ($5.6) million. The ($3.3) million increase in cash used by operating activities in 2014, as compared to 2013, was driven by the relative increase in cash operating losses of ($3.9) million, partially offset by lower relative working capital requirements of $0.6 million. The ($3.9) million increase in cash operating losses was due primarily to the ($10.4) million increase in Adjusted EBITDA loss, partially offset by the increase in impairment losses on trade receivables of $6.0 million which while included in the Adjusted EBITDA loss, are excluded from cash operating losses. In 2014, net working capital outflows of ($5.0) million was driven by lower accounts receivable of ($4.1) million primarily as a result of impairment losses on trade receivables of ($6.2) million and the timing of Engineering Services, Bus and Telecom Backup Power revenues and the related customer collections, and by lower deferred revenue of ($4.4) million as we completed the contract work on Engineering Services and SDTC government grant contracts for which we received pre-payments in an earlier period. These working capital outflows in 2014 were partially offset by working capital inflows related to higher accrued warranty provisions of $2.4 million primarily as a result of an adjustment primarily for an expected increase in customer service related expenses in our Telecom Backup Power market in Asia, and by lower inventory of $1.5 million as we shipped product purchased and built in prior quarters. In 2013, net working capital outflows of ($5.6) million were driven by lower accounts payable and accrued liabilities of ($5.0) million as a result of increased supplier payments made for higher inventory purchases in the fourth quarter of 2013, and by higher inventory of ($2.9) million due to the buildup of inventory to support expected higher product shipments in 2014. These 2013 working capital outflows were partially offset by lower accounts receivable of $1.7 million primarily as a result of the timing of Bus and Telecom

Backup Power revenues and the related customer collections, and by higher deferred revenue of $2.4 million as we received Engineering Services and SDTC government grant receipts in advance of incurring the related contract work.

Investing activities resulted in cash outflows of ($0.5) million and ($4.2) million, respectively, for the three months and year ended December 31, 2014, compared to cash outflows of ($0.1) million and inflows of $20.9 million for the corresponding periods of 2013. Changes in short-term investments resulted in cash inflows of nil for the three months and year ended December 31, 2014, compared to cash inflows of nil and $12.1 million, respectively, for the corresponding periods of 2013. Balances change between cash equivalents and short-term investments as we make investment decisions with regards to the term of investments and our future cash requirements. Other cash investing activities in 2014 consist primarily of the investment in fuel cell technology of ($3.4) million related primarily to the acquisition and integration of the UTC intellectual property assets, and capital expenditures of ($0.8) million. Other cash investing activities in 2013 consist primarily of net proceeds of $9.1 million received on the disposition of the former Material Products segment.

Financing activities resulted in cash outflows of ($0.2) million and cash inflows of $18.5 million, respectively, for the three months and year ended December 31, 2014, compared to cash inflows of $10.5 million and $16.9 million, respectively, for the corresponding periods of 2013. Financing activities in 2014 include net proceeds from share purchase warrant exercises of $12.3 million and employee share purchase option proceeds of $6.8 million. Financing activities in 2013 include net October 2013 Offering proceeds of $13.1 million, net March 2013 Offering proceeds of $6.8 million, Anglo Note financing of $4.0 million, and proceeds related to the Azure investment in Dantherm Power of $2.0 million. These financing cash inflows in 2013 were partially offset by the full repayment of ($9.1) million against our Operating Facility which was used to assist with the financing of our working capital requirements and by finance lease payments of ($1.0) million.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2014, we had total Liquidity of $23.7 million. We measure Liquidity as our net cash position, consisting of the sum of our cash, cash equivalents and short-term investments of $23.7 million, net of amounts drawn on our $7 million Canadian demand revolving facility (“Operating Facility”) of nil. The Operating Facility is occasionally used to assist in financing our short term working capital requirements and is secured by a hypothecation of our cash, cash equivalents and short-term investments. Our Liquidity position was augmented in February 2015 by initial net proceeds of approximately $30 million received from the subsequent Volkswagen IP Agreement with further net proceeds of approximately $9 million expected to be received on or before February 2016.

We also have a $1.8 million Canadian capital leasing facility (“Leasing Facility”) which is occasionally used to finance the acquisition and / or lease of operating equipment and is secured by a hypothecation of our cash, cash equivalents and short-term investments. At December 31, 2014, $1.2 million Canadian was outstanding on the Leasing Facility.

Our Liquidity objective is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities at all times. Our strategy to attain this objective is to continue our drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on Fuel Cell Products and Services revenue growth, improving overall gross margins, minimizing Cash Operating Costs, managing working capital requirements, and securing additional financing to fund our operations as needed until we do achieve profitable operations that are sustainable. As a result of our recent actions to bolster our cash balances including the subsequent Volkswagen IP Agreement, the March and October 2013 equity Offerings and the exercise of certain of the related share purchase warrants in 2014, the disposition of the Material Products division in 2013, and the issuance and conversion of the Anglo Note, we believe that we have adequate liquidity in cash and working capital to meet this Liquidity objective and to finance our operations.

Failure to achieve or maintain this Liquidity objective could have a material adverse effect on our financial condition and results of operations including our ability to continue as a going concern. There are also various risks and uncertainties affecting our ability to achieve this Liquidity objective including, but not limited to, the market acceptance and rate of commercialization of our products, the ability to successfully execute our business plan, and general global economic conditions, certain of which are beyond our control. While we continue to make significant investments in product development and market development activities necessary to commercialize our products, and make increased investments in working capital as we grow our business, our actual liquidity requirements will also vary and will be impacted by our relationships with our lead customers and strategic partners, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product, service and licensing opportunities, our success in managing our operating expense and working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

In addition to our existing cash reserves of $23.7 million at December 31, 2014 (augmented in February 2015 by initial net proceeds of approximately $30 million received from the subsequent Volkswagen IP Agreement), there are 0.25 million warrants outstanding (expire on March 27, 2018) from the March 2013 Offering each of which enables the holder to purchase one common share at a fixed price of $1.50 per common share, and 1.7 million warrants outstanding (expire on October 9, 2018) from the October 2013 Offering each of which enable the holder to purchase one common share at a fixed price of $2.00 per common share. If any of these warrants are exercised, our liquidity position would be further augmented. We may also choose to pursue additional liquidity through the issuance of debt or equity in private or public market financings. To enable such an action and to allow the exercise of warrants, we filed a short form base shelf prospectus (“Prospectus”) in May 2014 in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 (“Registration Statement”) with the United States Securities and Exchange Commission. These filings enable offerings of equity securities during the effective period (to June 2016) of the Prospectus and Registration Statements. However, no assurance can be given that any such additional liquidity will be available or that, if available, it can be obtained on terms favorable to the Company.

2015 BUSINESS OUTLOOK

We expect the positive top-line growth trends in 2012 through 2014 to continue in 2015 as we continue to pursue our growth strategy for fuel cell product sales, engineering services and intellectual property licensing and sale.

While our strategic focus on multiple fuel cell product markets, engineering services and intellectual property monetization serves to mitigate risk, the resulting cadence in customer demand can be uneven through the early stages of market development. As such, our financial results on a quarterly basis are subject to a high degree of variability. Further, given this early stage of fuel cell market development and adoption rate, we have decided not to provide formal guidance for 2015.

Our outlook for 2015 is based on our internal forecast which reflects an assessment of overall business conditions and takes into account actual sales in the first six weeks of 2015, sales orders received for units and services to be delivered in the remainder of 2015, an estimate with respect to the generation of new sales and the timing of deliveries in each of our markets for the balance of 2015, and assumes an average U.S. dollar exchange rate in low 80’s in relation to the Canadian dollar for the remainder of 2015. The primary risk factors to our business outlook for 2015 are delays from forecast in terms of closing and delivering expected sales primarily in our Telecom Backup Power and Bus markets, potential disruptions in the Material Handling market as a result of our reliance on a single customer in this market, and fluctuations in the Canadian dollar, relative to the U.S. dollar, as a significant portion of our Engineering Services revenues (including the technology development and engineering services agreement with Volkswagen) are priced in Canadian dollars.

Furthermore, potential fluctuations in our financial results make financial forecasting difficult. The Company's revenues, cash flows and other operating results can vary significantly from quarter to quarter. Sales and margins may be lower than anticipated due to general economic conditions, market-related factors and competitive factors. Cash receipts may also vary from quarter to quarter due to the timing of cash collections from customers. As a result, quarter-to-quarter comparisons of revenues, cash flows and other operating results may not be meaningful. In addition, due to the early stage of development of the market for hydrogen fuel cell products, it is difficult to accurately predict future revenues, cash flows or results of operations on a quarterly basis. It is likely that in one or more future quarters, financial results will fall below the expectations of securities analysts and investors. If this occurs, the trading price of the Company's shares may be materially and adversely affected.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

Periodically, we use forward foreign exchange and forward platinum purchase contracts to manage our exposure to currency rate fluctuations and platinum price fluctuations. We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are either (i) recorded in our statement of comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in our statement of operations if either not designated, or not qualified, under hedge accounting criteria. At December 31, 2014, we had no outstanding foreign exchange currency contracts and outstanding platinum forward purchase contracts to purchase $1.0 million of platinum at an average rate of $1,400 per troy ounce, resulting in an unrealized loss of ($0.1) million at December 31, 2014.

At December 31, 2014, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

At December 31, 2014, we had the following contractual obligations and commercial commitments:

(Expressed in thousands of U.S. dollars)	Payments due by period,
Contractual Obligations	Total	Less than	1-3 years	3-5 years	After 5
		one year			years
Operating leases	$14,340	$2,358	$4,895	$4,291	$2,796
Capital leases	14,249	1,680	3,020	2,403	7,146
Asset retirement obligations	5,205	-	-	-	5,205
Total contractual obligations	$33,794	$4,038	$7,915	$6,694	$15,147

In addition, we have outstanding commitments of $0.2 million related primarily to purchases of capital assets at December 31, 2014. Capital expenditures pertain to our regular operations and are expected to be funded through cash on hand.

In connection with the acquisition of intellectual property from UTC on April 24, 2014, we retain a royalty obligation to pay UTC a portion (typically 25%) of any future intellectual property sale and licensing income generated from our intellectual property portfolio for a period of 15-years expiring in April 2029.

As of December 31, 2014, we retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of CDN $5.4 million) on sales of certain fuel cell products for commercial distributed utility applications. No royalties have been incurred to date as a result of this agreement. We also retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of CDN $2.2 million) on sales on certain fuel cell products for commercial transit applications. No royalties have been incurred to date as a result of this agreement.

In the ordinary course of business or as required by certain acquisition or disposition agreements, we are periodically required to provide certain indemnities to other parties. Our Arrangement with Superior Plus includes an indemnification agreement dated December 31, 2008 (the "Indemnity Agreement"), which sets out each party’s continuing obligations to the other. The Indemnity Agreement has two basic elements to the final determination date of December 31, 2015: it provides for the indemnification of each party by the other for breaches of representations and warranties or covenants as well as, in our case, any liability relating to our business which is suffered by Superior Plus. Our indemnity to Superior Plus with respect to our representation relating to the existence of our tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of CDN $7.4 million with a threshold amount of CDN $0.5 million before there is an obligation to make a payment. Second, the Indemnity Agreement provides for adjustments to be paid by us, or to us, depending on the final determination of the amount of our Canadian non-capital losses, scientific research and development expenditures and investment tax credits generated to December 31, 2008, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed. At December 31, 2014, we have not accrued any amount owing, or receivable, as a result of the Indemnity Agreement or any other indemnity agreements undertaken in the ordinary course of business.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in either us or Dantherm Power, together with their subsidiaries and affiliates. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices at fair value. For the three months and year ended December 31, 2014 and 2013, related party transactions and balances are limited to transactions between Dantherm Power and its non-controlling interests as follows:

(Expressed in thousands of U.S. dollars)	Three Months Ended December 31,
Transactions with related parties	2014	2013
Purchases	$39	$97
Finance expense on Dantherm Power debt to Dantherm Power non- controlling interests	$8	$64

(Expressed in thousands of U.S. dollars)	Year Ended December 31,
Transactions with related parties	2014	2013
Purchases	$175	$185
Finance expense on Dantherm Power debt to Dantherm Power non- controlling interests	$34	$322

(Expressed in thousands of U.S. dollars)	As at December 31,
Balances with related parties	2014	2013
Trade accounts payable	$70	$139
Interest payable	$45	$16
Dantherm Power debt to Dantherm Power non-controlling interests	$484	$550

On November 27, 2013, all of the convertible debt issued by our subsidiary Dantherm Power to the non-controlling interests in Dantherm Power was exercised and converted into shares of Dantherm Power. The conversion did not impact the respective ownership of Dantherm Power with Ballard retaining a 52% ownership interest as compared to a 38% interest held by Dantherm A/S and a 10% interest held by Azure. On conversion, the convertible debt (including interest payable) held by the non-controlling interests, Dantherm A/S and Azure, totaling $3.5 million, was reclassified on Ballard’s statement of financial position from debt to equity. As of December 31, 2014, the outstanding Dantherm Power debt (including interest) to Dantherm Power non-controlling interests totals $0.5 million, bears interest at 6.0% per annum, is non-convertible, and is repayable by December 31, 2015 (subsequently extended to December 31, 2016).

OUTSTANDING SHARE DATA

As at February 25, 2015
Common share outstanding	132,277,232
Warrants outstanding	1,797,563
Options outstanding	4,070,038

CRITICAL ACCOUNTING POLICIES AND KEY SOURCES OF ESTIMATION UNCERTAINTY

Our consolidated financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical Judgments in Applying Accounting Policies:

Critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements is limited to our assessment of the Corporation’s ability to continue as a going concern (See Note 2 (e) to our annual consolidated financial statements).

Our significant accounting policies are detailed in note 4 to our annual consolidated financial statements for the year ended December 31, 2014.

Key Sources of Estimation Uncertainty:

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next financial year.

REVENUE RECOGNITION

Revenues are generated primarily from product sales and services, the license and sale of intellectual property, and the provision of engineering services. Product and service revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Intellectual property license and sale revenues are derived primarily from license and sale agreements and from long-term fixed price contracts. Engineering service revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

On standard equipment and material sales contracts, revenues are recognized when (i) significant risks and rewards of ownership of the goods has been transferred to the buyer; (ii) we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (iii) the amount of revenue can be measured reliably; (iv) it is probable that the economic benefits associated with the sale will accrue to us; and (v) the costs incurred, or to be incurred, in respect of the transaction can be measured reliably. Provisions are made at the time of sale for warranties. Revenue recognition for standard equipment and material sales contracts does not usually involve significant estimates.

On standard license and sale agreements, revenues are recognized on the transfer of the rights to the licensee if (i) the rights to the assets are assigned to the licensee in return for a fixed fee or a non-refundable guarantee; (ii) the contract is non-cancellable; (iii) the licensee is able to exploit its rights to the asset freely; and (iv) the licensor has no remaining obligations to perform. Otherwise, the proceeds are considered to relate to the right to use the asset over the license period and the revenue is recognized over that period. Revenue recognition for license and sale agreements does not usually involve significant estimates.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided. Revenue recognition for cost-plus reimbursable contracts does not usually involve significant estimates.

On long-term fixed price contracts, revenues are recorded on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

●

The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

●

The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of our attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the probability that the revenue will be received and in determining the measurement of that amount.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones, or that our estimates of the work required to complete a contract may change. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

During the three months and year ended December 31, 2014 and 2013, there was no material adjustments to revenues relating to revenue recognized in a prior period.

ASSET IMPAIRMENT

The carrying amounts of our non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment.

If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated at least annually.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments. For example, our revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in our value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if our market capitalization decreased due to a decline in the trading price of our common stock, which could negatively impact the fair value of our operating segments.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

We perform the annual review of goodwill as at December 31 of each year, more often if events or changes in circumstances indicate that it might be impaired. Under IFRS, the annual review of goodwill requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state. As of December 31, 2014, our consolidated goodwill balance of $36.3 million relates solely to our Fuel Cell Products and Services segment. Based on the impairment test performed as at December 31, 2014, we have concluded that no goodwill impairment charge is required for the year ending December 31, 2014. Details of our 2014 goodwill impairment tests are as follows:

●

One of the methods used to assess the recoverable amount of the goodwill is a fair value, less costs to sale, test. Our fair value test is in effect a modified market capitalization assessment, whereby we calculate the fair value of the Fuel Cell Products and Services segment by first calculating the value of the Company at December 31, 2014 based on the average closing share price in the month of December, add a reasonable estimated control premium of 25% to determine the Company’s enterprise value on a controlling basis after adjusting for excess cash balances, and then deducting the estimated costs to sell from this enterprise value to arrive at the fair value of the Fuel Cell Products segment. As a result of this assessment, we have determined that the fair value of the Fuel Cell Products segment exceeds its carrying value by a significant amount as of December 31, 2014 indicating that no impairment charge is required for 2013.

●

In addition to this fair value test, we also performed a value in use test on our Fuel Cell Products and Services segment that compared the carrying value of the segment to the present value of future cash flows expected to be derived from the segment. The principal factors used in this discounted cash flow analysis requiring significant estimation are the projected results of operations, the discount rate based on the weighted average cost of capital (“WACC”), and terminal value assumptions. Our value in use test was based on a WACC of 15%; an average estimated compound annual growth rate of approximately 27% from 2014 to 2019; and a terminal year EBITDA multiplied by a terminal value multiplier of 10.0. Our value in use assessment resulted in an estimated fair value for the Fuel Cell Products and Services segment that is consistent with that as determined under the above fair value, less costs to sell, assessment. As a result of this assessment, we have determined that the fair value of the Fuel Cell Products segment exceeds its carrying value by a significant amount as of December 31, 2014 indicating that no impairment charge is required for 2014.

In addition to the above goodwill impairment test, we perform a quarterly assessment of the carrying amounts of our non-financial assets (other than inventories) to determine whether there is any indication of impairment. During the three months and years ended December, 2014 and 2013, there was no material adjustments to non-financial assets (other than inventories) relating to these reviews.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received.

In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the three months and year ended December 31, 2014, we recorded provisions to accrued warranty liabilities of $0.5 million and $1.0 million, respectively, for new product sales, compared to $0.1 million and $1.3 million, respectively, for the three months and year ended December 31, 2013.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three months and year ended December 31, 2014 were adjusted (upwards) by a net amount of ($3.6) million and ($3.4) million, respectively, compared to a net adjustment downwards of $1.3 million and $1.8 million, respectively, for the three months and year ended December 31, 2013. The negative adjustments to the accrued warranty liability provisions in 2014 were primarily due to an increase in customer service related expenses in our Telecom Backup Power market in Asia, whereas the positive adjustments to the accrued warranty liability provision in 2013 were due primarily to contractual warranty expirations and improved lifetimes and reliability of our fuel cell bus products.

INVENTORY PROVISION

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the three months and year ended December 31, 2014, negative inventory adjustments of ($0.7) million and ($1.4) million, respectively, were recorded as a charge to cost of product and service revenues, compared to ($0.5) million and ($0.8) million, respectively, for the three months and year ended December 31, 2013.

EMPLOYEE FUTURE BENEFITS

The present value of our defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

INCOME TAXES

We use the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net deferred tax asset or liability are included in income.

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. As of December 31, 2014 and 2013, we have not recorded any deferred income tax assets on our consolidated statement of financial position.

NEW AND FUTURE IFRS ACCOUNTING POLICIES

Recently Adopted Accounting Policy Changes:

As required by IFRS, we adopted the following accounting standard changes and amendments effective January 1, 2014.

AMENDMENTS to IAS 32 – OFFSETTING FINANCIAL ASSETS AND LIABILITIES

Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” clarifies that an entity currently has a legally enforceable right to set-off if that right is:

(a)	not contingent on a future event; and

(b)	enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties.

The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The adoption of the amendments to IAS 32 does not have a material impact on our consolidated financial statements.

AMENDMENTS to IAS 39 – NOVATION OF DERIVATIVES AND CONTINUATION OF HEDGE ACCOUNTING

Amendments to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting” add a limited exception to provide relief from discontinuing an existing hedging relationship when a novation that was not contemplated in the original hedging documentation meets specific criteria.

The adoption of the amendments to IAS 39 did not have a material impact on our consolidated financial statements.

Future Accounting Policy Changes:

The following is an overview of accounting standard changes that we will be required to adopt in future years. We do not expect to adopt any of these standards before their effective dates and we continue to evaluate the impact of these standards on our consolidated financial statements.

IFRS 15 – REVENUE FROM CONTRACTS WITH CUSTOMERS

On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of

Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs.

The new standard is effective for fiscal years ending on or after December 31, 2017 and is available for early adoption.

The Corporation intends to adopt IFRS 15 in its financial statements for the fiscal year beginning on January 1, 2017. The extent of the impact of adoption has not yet been determined.

IFRS 9 – FINANCIAL INSTRUMENTS

In July 2014, the IASB issued IFRS 9 Financial Instruments (“IFRS 9”), which replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. It also introduces additional changes relating to financial liabilities and aligns hedge accounting more closely with risk management.

IFRS 9 is effective for fiscal years beginning on or after January 1, 2018 and is available for early adoption. The Corporation intends to adopt IFRS 9 in its financial statements for the fiscal year beginning January 1, 2018. The extent of the impact of adoption has not yet been determined.

SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are Cash Operating Costs, EBITDA and Adjusted EBITDA, and Normalized Net Loss. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP.

Cash Operating Costs
This supplemental non-GAAP measure is provided to assist readers in determining our operating costs on a cash basis. We believe this measure is useful in assessing performance and highlighting trends on an overall basis.

We also believe Cash Operating Costs is frequently used by securities analysts and investors when comparing our results with those of other companies. Cash Operating Costs differs from the most comparable GAAP measure, operating expenses, primarily because it does not include stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, acquisition costs and financing charges. The following tables show a reconciliation of operating expenses to Cash Operating Costs from continuing operations for the three and months and year ended December 31, 2014 and 2013:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Cash Operating Costs	2014	2013	$ Change
Total Operating Expenses	$14,659	$8,516	$6,143
Stock-based compensation recovery	367	(1,002)	1,369
(expense)
Impairment losses on trade receivables	(6,159)	(228)	(5,931)
Acquisition and integration costs	-	-	-
Restructuring charges	(78)	(46)	(32)
Financing charges	-	-	-
Depreciation and amortization	(958)	(1,009)	51
Cash Operating Costs	$7,831	$6,231	$1,600
(Expressed in thousands of U.S. dollars)	Year ended December 31,
Cash Operating Costs	2014	2013	$ Change
Total Operating Expenses	$38,300	$36,191	$2,109
Stock-based compensation expense	(2,249)	(3,775)	1,526
Impairment losses on trade receivables	(6,206)	(222)	(5,984)
Acquisition and integration costs	-	(78)	78
Restructuring charges	(85)	(568)	483
Financing charges	-	-	-
Depreciation and amortization	(3,393)	(3,464)	71
Cash Operating Costs	$26,367	$28,084	$(1,717)

EBITDA and Adjusted EBITDA
These supplemental non-GAAP measures are provided to assist readers in determining our operating performance and ability to generate operating cash flow. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net loss attributable to Ballard from continuing operations, primarily because it does not include finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, and acquisition costs. The following tables show a reconciliation of net income attributable to Ballard to EBITDA and Adjusted EBITDA from continuing operations for the three months and year ended December 31, 2014 and 2013:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
EBITDA and Adjusted EBITDA	2014	2013	$ Change
Net loss from continuing operations attributable
to Ballard	$(17,467)	$(2,274)	$(15,193)
Depreciation and amortization	1,448	1,557	(109)
Finance expense	234	268	(34)
Income taxes (recovery)	(477)	167	(644)
EBITDA attributable to Ballard	$(16,262)	$(282)	$(15,980)
Stock-based compensation expense	(367)	1,002	(1,369)
(recovery)
Acquisition and integration costs	-	-	-
Finance and other (income) loss	501	(546)	1,047
Impairment of goodwill	-	-	-
Impairment of equity investment	-	150	(150)
Loss (gain) on sale of property, plant and	71	(153)	224
equipment
Adjusted EBITDA	$(16,057)	$171	$(16,228)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
EBITDA and Adjusted EBITDA	2014	2013	$ Change
Net loss from continuing operations attributable
to Ballard	$(28,188)	$(19,988)	$(8,200)
Depreciation and amortization	5,610	5,655	(45)
Finance expense	942	1,486	(544)
Income taxes	417	485	(68)
EBITDA attributable to Ballard	$(21,219)	$(12,362)	$(8,857)
Stock-based compensation expense	2,249	3,775	(1,526)
Acquisition and integration costs	-	78	(78)
Finance and other (income) loss	113	(215)	328
Impairment of goodwill	-	-	-
Impairment of equity investment	149	513	(364)
Loss (gain) on sale of property, plant and	73	23	50
equipment
Adjusted EBITDA	$(18,635)	$(8,188)	$(10,447)

Normalized Net Loss
This supplemental non-GAAP measure is provided to assist readers in determining our financial performance. We believe this measure is useful in assessing our actual performance by adjusting our results from continuing operations for one-time transactional gains and losses and impairment losses. Normalized Net Loss differs from the most comparable GAAP measure, net loss attributable to Ballard from continuing operations, primarily because it does not include transactional gains and losses and asset impairment charges. The following table shows a reconciliation of net loss attributable to Ballard from continuing operations to Normalized Net Loss for the three months and year ended December 31, 2014 and 2013.

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Normalized Net Loss	2014	2013	$ Change
Net loss attributable to Ballard from continuing
operations	$(17,467)	$(2,274)	$(15,193)
Impairment loss on trade receivables	6,159	227	5,932
Impairment of equity investment	-	150	(150)
Impairment of goodwill	-	-	-
Impairment of property, plant and equipment	-	-	-
Normalized Net Loss	$(11,308)	$(1,897)	$(9,411)
Normalized Net Loss per share	$(0.09)	$(0.02)	$(0.07)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Normalized Net Loss	2014	2013	$ Change
Net loss attributable to Ballard from continuing
operations	$(28,188)	$(19,988)	$(8,200)
Settlement of TPC funding obligation	-	1,197	(1,197)
Impairment loss on trade receivables	6,206	222	5,984
Impairment of equity investment	149	513	(364)
Impairment of goodwill	-	-	-
Impairment of property, plant and equipment	-	-	-
Normalized Net Loss	$(21,833)	$(18,056)	$(3,777)
Normalized Net Loss per share	$(0.17)	$(0.18)	$0.01

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosures.

As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and the CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (“Exchange Act”). The CEO and CFO have concluded that as of December 31, 2014, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein, and accumulated and reported to management to allow timely discussions regarding required disclosure.

Internal control over financial reporting

The CEO and CFO, together with other members of management, are responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over financial reporting is designed under our supervision, and effected by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management, including the CEO and CFO, have evaluated the effectiveness of internal control over financial reporting, as defined in Rules 13a–15(f) of the Exchange Act, in relation to criteria described in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, Management has determined that internal control over financial reporting was effective as of December 31, 2014.

KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2014.

Changes in internal control over financial reporting

During the year ended December 31, 2014, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Our design of disclosure controls and procedures and internal controls over financial reporting includes controls, policies and procedures covering Dantherm Power.

RISKS & UNCERTAINTIES
An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described below and in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results (which are summarized below), please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

A summary of our identified risks and uncertainties are as follows:

●	We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all;

●	We expect our cash reserves will be reduced due to future operating losses and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary;

●	A mass market for our products may never develop or may take longer to develop than we anticipate;

●	We have limited experience manufacturing fuel cell products on a commercial basis;

●	Warranty claims could negatively impact our gross margins and financial performance;

●	We may not be able to successfully execute our business plan;

●	In our Engineering Services market, we depend on a single customer for the majority of our revenues;

●	In our material handling market, we depend on a single customer for the majority of our revenues;

●	Global economic conditions are beyond our control and may have an adverse impact on our business or on our key suppliers and / or customers;

●	Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan;

●	We could be adversely affected by risks associated with acquisitions;

●	We are subject to risks inherent in international operations;

●	Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability;

●	Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability;

●	We are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products;

●	We are dependent on third party suppliers for the supply of key materials and components for our products and services;

●	We currently face and will continue to face significant competition;

●	We could lose or fail to attract the personnel necessary to run our business;

●	Public Policy and regulatory changes could hurt the market for our products;

●	We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success;

●	We could be liable for environmental damages resulting from our research, development or manufacturing operations; and

●	Our products use flammable fuels and some generate high voltages, which could subject our business to product liability claims.

FORWARD-LOOKING STATEMENTS DISCLAIMER
This document contains forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as

amended. Such statements include, but are not limited to, statements with respect to our objectives, goals, liquidity, sources of capital and our outlook including our estimated revenue and gross margins, cash flow from operations, Cash Operating Costs, EBITDA and Adjusted EBITDA (see Non-GAAP Measures) contained in our “Business Outlook”, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict.

In particular, these forward-looking statements are based on certain factors and assumptions disclosed in our “Outlook” as well as specific assumptions relating to our expectations with respect to the generation of new sales, producing, delivering and selling the expected product and service volumes at the expected prices, and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding product development efforts, manufacturing capacity, product and service pricing, market demand, and the availability and prices of raw materials, labour and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the condition of the global economy; the rate of mass adoption of our products; changes in product or service pricing; changes in our customers' requirements, the competitive environment and related market conditions; product development delays; changes in the availability or price of raw materials, labour and supplies; our ability to attract and retain business partners, suppliers, employees and customers; changing environmental regulations; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; our ability to protect our intellectual property; the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this report or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements.

The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Management Discussion and Analysis, including the occurrence of unanticipated events.

Consolidated Financial Statements
(Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Years ended December 31, 2014 and 2013

MANAGEMENT’S REPORT

Management’s Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Corporation’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2014. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed. Some of the assets and liabilities include amounts, which are based on estimates and judgments, as their final determination is dependent on future events.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which consists of six directors who are independent and not involved in the daily operations of the Corporation. The Audit Committee meets on a regular basis with management and the external and internal auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval), and reviewing and approving all financial disclosure contained in our public documents and related party transactions.

The external auditors, KPMG LLP, have audited the financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of the internal controls over financial reporting as of December 31, 2014. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“RANDALL MACEWEN”	“TONY GUGLIELMIN”

RANDALL MACEWEN	TONY GUGLIELMIN
President and	Vice President and
Chief Executive Officer	Chief Financial Officer
February 25, 2015	February 25, 2015

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ballard Power Systems Inc.

We have audited the accompanying consolidated statements of financial position of Ballard Power Systems Inc. (“the Company”) as of December 31, 2014 and December 31, 2013 and the related consolidated statements of loss and other comprehensive income (loss), changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014 and December 31, 2013, and its consolidated financial performance and its consolidated cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants
Vancouver, Canada
February 25, 2015

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG
LLP.

KPMG Confidential

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ballard Power Systems Inc.

We have audited Ballard Power Systems Inc.’s (“the Company”) internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting” under the heading “Internal control over financial reporting” included in Management Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG
LLP.

KPMG Confidential

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2014 and December 31, 2013, and the related consolidated statements of loss and other comprehensive income (loss), changes in equity and cash flows for the years then ended, and our report dated February 25, 2015 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Vancouver, Canada
February 25, 2015

2

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Financial Position
(Expressed in thousands of U.S. dollars)

		December 31,	December 31,
	Note	2014	2013
Assets

Current assets:
Cash and cash equivalents		$23,671	$30,301
Trade and other receivables	8	13,146	15,471
Inventories	9	12,538	14,087
Prepaid expenses and other current assets		1,294	852
Total current assets		50,649	60,711

Non-current assets:
Property, plant and equipment	10	16,685	19,945
Intangible assets	11	24,151	2,716
Goodwill	12	36,291	36,291
Investments	29	6	157
Long-term trade receivables	8	-	219
Other long-term assets		167	175
Total assets		$127,949	$120,214

Liabilities and Equity

Current liabilities:
Trade and other payables	14	$12,556	$11,484
Deferred revenue and other recoveries		1,798	6,160
Provisions	15	9,010	6,819
Finance lease liability	13 & 16	1,008	1,399
Debt to Dantherm Power A/S non-controlling interests	17	529	566
Total current liabilities		24,901	26,428

Non-current liabilities:
Finance lease liability	13 & 16	9,226	10,772
Deferred gain on finance lease	16	4,274	4,734
Provisions	15	4,353	4,857
Employee future benefits	18	5,961	3,169
Total liabilities		48,715	49,960

Equity:
Share capital	19	914,786	866,574
Treasury shares	19	-	(118)
Contributed surplus	19	288,533	296,368
Accumulated deficit		(1,121,671)	(1,091,187)
Foreign currency reserve		280	9
Total equity attributable to equity holders		81,928	71,646
Dantherm Power A/S non-controlling interests		(2,694)	(1,392)
Total equity		79,234	70,254
Total liabilities and equity		$127,949	$120,214

Subsequent events (note 30)

See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Loss and Other Comprehensive Income (Loss)
For the year ended December 31
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Note	2014	2013
Revenues:
Product and service revenues		$68,721	$61,251
Cost of product and service revenues		58,475	44,492
Gross margin		10,246	16,759

Operating expenses:
Research and product development		14,294	17,110
General and administrative		10,126	10,491
Sales and marketing		7,589	7,661
Other expense	23	6,291	868
Total operating expenses		38,300	36,130

Results from operating activities		(28,054)	(19,371)
Finance income (loss) and other	24	(113)	154
Finance expense	24	(942)	(1,486)
Net finance expense		(1,055)	(1,332)
Loss on sale of property, plant and equipment	10	(73)	(23)
Impairment loss on investment	29	(149)	(513)
Loss before income taxes		(29,331)	(21,239)
Income tax expense	25	(417)	(485)
Net loss from continuing operations		(29,748)	(21,724)
Net earnings from discontinued operations	7	320	24
Net loss		(29,428)	(21,700)

Other comprehensive income (loss):
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	18	(2,863)	2,852
		(2,863)	2,852
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		529	(192)
		529	(192)
Other comprehensive income (loss), net of tax		(2,334)	2,660
Total comprehensive loss		$(31,762)	$(19,040)

See accompanying notes to consolidated financial statements

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Loss and Other Comprehensive Income (Loss) (cont’d)
For the year ended December 31
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	2014	2013
Net income (loss) attributable to:
Ballard Power Systems Inc. from continuing operations	$(28,188)	$(19,988)
Ballard Power Systems Inc. from discontinued operations	320	24
Dantherm Power A/S non-controlling interest	(1,560)	(1,736)
Net loss	$(29,428)	$(21,700)

Total comprehensive loss attributable to:
Ballard Power Systems Inc.	$(30,460)	$(17,195)
Dantherm Power A/S non-controlling interest	(1,302)	(1,845)
Total comprehensive loss	$(31,762)	$(19,040)

Basic and diluted loss per share attributable to Ballard Power Systems Inc.
Continuing operations	$(0.22)	$(0.20)
Discontinued operations	0.00	0.00
Net loss	$(0.22)	$(0.20)

Weighted average number of common shares outstanding	127,385,814	100,030,457

See accompanying notes to consolidated financial statements

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Changes in Equity
(Expressed in thousands of U.S. dollars except per share amounts and number of shares)

							Dantherm
	Ballard Power Systems Inc. Equity						Power A/S
						Foreign	Non-
	Number of	Share	Treasury	Contributed	Accumulated	currency	controlling	Total
	shares	capital	shares	surplus	deficit	reserve	interests	equity
Balance, December 31, 2012	91,801,477	$845,630	$(313)	$291,184	$(1,074,181)	$92	$(4,410)	$58,002
Net loss	-	-	-	-	(19,964)	-	(1,736)	(21,700)
Additional investment in Dantherm Power A/S	-	-	-	-	-	-	1,319	1,319
Redemption of convertible debenture by	-	-	-	-	-	-	3,544	3,544
non-controlling interest (note 17)
Net Offering proceeds (note 19)	17,625,000	19,977	-	-	-	-	-	19,977
Proceeds on issuance of convertible	-	-	-	4,000	-	-	-	4,000
promissory note (note 19)
Purchase of treasury shares	-	-	(6)	-	-	-	-	(6)
DSUs redeemed	26,652	22	-	(53)	-	-	-	(31)
RSUs redeemed	540,239	718	201	(1,727)	106	-	-	(702)
Options exercised	140,533	227	-	(74)	-	-	-	153
Share distribution plan	-	-	-	3,038	-	-	-	3,038
Other comprehensive income (loss):
Defined benefit plan actuarial gain	-	-	-	-	2,852	-	-	2,852
Foreign currency translation for foreign	-	-	-	-	-	(83)	(109)	(192)
operations
Balance, December 31, 2013	110,133,901	866,574	(118)	296,368	(1,091,187)	9	(1,392)	70,254
Net loss	-	-	-	-	(27,868)	-	(1,560)	(29,428)
Acquisition of intangible assets	5,121,507	20,307	-	-	-	-	-	20,307
(note 11)
Warrants exercised (note 19)	7,939,937	12,299	-	-	-	-	-	12,299
Exercise of convertible promissory note	4,761,905	4,000	-	(4,000)	-	-	-	-
(note 19)
Sale of treasury shares (note 19)	-	-	118	-	247	-	-	365
RSUs redeemed	583,084	866	-	(2,829)	-	-	-	(1,963)
Options exercised (note 19)	3,563,782	10,740	-	(3,946)	-	-	-	6,794
Share distribution plan	-	-	-	2,940	-	-	-	2,940
Other comprehensive income (loss):
Defined benefit plan actuarial loss	-	-	-	-	(2,863)	-	-	(2,863)
Foreign currency translation for	-	-	-	-	-	271	258	529
foreign operations
Balance, December 31, 2014	132,104,116	$914,786	$-	$288,533	$(1,121,671)	$280	$(2,694)	$79,234

See accompanying notes to consolidated financial statements

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Cash Flows
For the year ended December 31
(Expressed in thousands of U.S. dollars)

	Note	2014	2013
Cash provided by (used for):

Operating activities:

Net loss for the year		$(29,428)	$(21,700)
Adjustments for:
Compensatory shares	19	2,249	3,775
Employee future benefits (recovery)		(71)	(140)
Depreciation and amortization		5,610	5,731
Loss (gain) on decommissioning liabilities		(282)	(194)
Loss on sale of property, plant and equipment	10	73	23
Impairment loss (reversal) on property, plant and equipment	7 & 10	(320)	(45)
Impairment loss on trade receivables	23	6,206	222
Impairment loss on investment	29	149	513
Unrealized loss on forward contracts		144	-
		(15,670)	(11,815)
Changes in non-cash working capital:
Trade and other receivables		(4,104)	1,655
Inventories		1,464	(2,904)
Prepaid expenses and other current assets		(434)	192
Trade and other payables		69	(5,048)
Deferred revenue and other recoveries		(4,356)	2,430
Warranty provision		2,360	(1,926)
		(5,001)	(5,601)
Cash used by operating activities		(20,671)	(17,416)

Investing activities:

Net decrease in short-term investments		-	12,068
Additions to property, plant and equipment		(829)	(485)
Net proceeds on sale of property, plant and equipment and other		-	227
Additions to intangible assets		(3,411)	-
Net proceeds from disposition of Material Products division	7	-	9,085
Net investments in associated company	29	-	(4)
		(4,240)	20,891

Financing activities:

Sale (purchase) of treasury shares		365	(6)
Net payment of finance lease liabilities		(923)	(976)
Net repayment of bank operating line	13	-	(8,753)
Net proceeds on issuance of share capital from stock option exercises	19	6,794	153
Net proceeds on issuance of share capital from warrant exercises	19	12,299	-
Net Offering proceeds	19	-	19,977
Proceeds on issuance of share capital to Dantherm Power A/S non-controlling		-	1,360
interests
Proceeds on issuance of convertible promissory note	19	-	4,000
Proceeds on issuance of debt to Dantherm Power A/S non-controlling interests	17	-	1,165
		18,535	16,920

Effect of exchange rate fluctuations on cash and cash equivalents held		(254)	136

Increase (decrease) in cash and cash equivalents		(6,630)	20,531
Cash and cash equivalents, beginning of period		30,301	9,770
Cash and cash equivalents, end of period		$23,671	$30,301

Supplemental disclosure of cash flow information (note 27)
Cash flows of discontinued operations (note 7)
See accompanying notes to consolidated financial statements

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on “commercial stage” markets of Telecom Backup Power and Material Handling, and on “development stage” markets of Bus and Distributed Generation, as well as the provision of Engineering Services and the license and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The Corporation’s technology is based on proton exchange membrane (“PEM”) fuel cells.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The consolidated financial statements of the Corporation as at and for the year ended December 31, 2014 comprise the Corporation and its subsidiaries (note 4(a)).

2.	Basis of preparation:

(a)	Statement of compliance:

These consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on February 25, 2015.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

●Financial instruments classified as fair value through profit or loss and available-for-sale are measured at fair value;

●Derivative financial instruments are measured at fair value; and

●Employee future benefits liability is recognized as the net total of the present value of the defined benefit obligation, less the fair value of plan assets.

(c)	Functional and presentation currency: These consolidated financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

2.	Basis of preparation (cont’d):

(d)

Use of estimates:

The preparation of the consolidated financial statements in conformity with IFRS requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory provision, employee future benefits, and income taxes. These estimates and judgments are discussed further in note 5.

(e)

Future operations:

The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation has forecast its cash flows for the foreseeable future and despite the ongoing volatility and uncertainties inherent in the business, the Corporation believes it has adequate liquidity in cash and working capital to finance its operations. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable. There are various risks and uncertainties affecting the Corporation including, but not limited to, the market acceptance and rate of commercialization of the Corporation’s products, the ability of the Corporation to successfully execute its business plan, and general global economic conditions, certain of which are beyond the Corporation’s control.

The Corporation’s strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued focus on revenue growth, improving overall gross margins, and managing operating expenses and working capital requirements. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

3.

Changes in accounting policies:

The Corporation has consistently applied the accounting policies set out in note 4 to all periods presented in these consolidated financial statements, with the exception of the following new accounting standards that were issued by the IASB and adopted by the Corporation, effective January 1, 2014. Certain comparative figures have been reclassified to conform to the basis of presentation adopted in the current period.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Changes in accounting policies (cont’d):

(a)

Amendments to IAS 32 – Offsetting Financial Assets and Liabilities:

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities clarifies that an entity currently has a legally enforceable right to set-off if that right is:

a) not contingent on a future event; and

b) enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties.

The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement.

The adoption of the amendments to IAS 32 does not have a material impact on the consolidated financial statements.

(b)

Amendments to IAS 39 – Novation of Derivatives and Continuation of Hedge Accounting:

Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting add a limited exception to provide relief from discontinuing an existing hedging relationship when a novation that was not contemplated in the original hedging documentation meets specific criteria.

The adoption of the amendments to IAS 39 does not have a material impact on the consolidated financial statements.

4.	Significant accounting policies:

Except for the changes explained in note 3, the accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of consolidation: The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

		Percentage ownership
	2014	2013
Ballard Fuel Cell Systems Inc.	100%	100%
Ballard Power Corporation	100%	100%
Ballard Services Inc.	100%	100%
Dantherm Power A/S	51.3%	57% - 51.3%

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(a)

Basis of consolidation (cont’d):

Subsidiaries are entities controlled by the Corporation. The Corporation controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns though its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions are eliminated in the consolidated financial statements.

The Corporation acquired a 45% interest in Dantherm Power A/S on January 18, 2010. In August 2010, the Corporation acquired an additional 7% interest in Dantherm Power A/S and a further 5% interest in December 2012. On March 31, 2013, Azure Hydrogen Energy Science and Technology Corporation (“Azure”) acquired a 10% ownership interest in Dantherm Power A/S, which reduced the Corporation’s interest from 57% to 51.3%. The remaining 38.7% interest is held by Dantherm A/S. As the Corporation obtained control over Dantherm Power A/S as of the date of acquisition of the initial 45% interest, Dantherm Power A/S has been consolidated since acquisition on January 18, 2010. Acquisitions of non-controlling interest are accounted as transactions with equity holders in their capacity as equity holders; therefore no goodwill is recognized as a result of such transactions.

On June 14, 2013, the wholly owned subsidiary Ballard Services Inc. was incorporated. Its principal business is the provision of Engineering Services for a variety of fuel cell applications.

On December 31, 2013, the wholly owned subsidiary Ballard Material Products Inc. merged with the wholly owned subsidiary Ballard Power Corporation.

(b)	Foreign currency:

(i)

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Corporation and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in earnings. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of the transaction.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(b)	Foreign currency (cont’d):

(ii)

Foreign operations

The assets and liabilities of foreign operations are translated to the presentation currency using exchange rates at the reporting date. The income and expenses of foreign operations are translated to the presentation currency using exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

(c)	Financial instruments:

(i)

Financial assets

The Corporation initially recognizes loans and receivables and deposits on the date that they are originated and all other financial assets on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument. The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers substantially all the risks and rewards of ownership of the financial asset.

Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are held for trading or if the Corporation manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Corporation’s documented risk management or investment strategy. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in net loss.

The Corporation’s short-term investments, consisting of highly liquid interest bearing securities with maturities at the date of purchase between three months and three years, are classified as held for trading.

The Corporation also periodically enters into platinum futures and foreign exchange forward contracts to limit its exposure to platinum price and foreign currency rate fluctuations. These derivatives are recognized initially at fair value and are recorded as either assets or liabilities based on their fair value. Subsequent to initial recognition, these derivatives are measured at fair value and changes to their value are recorded through net loss, unless these financial instruments are designated as hedges (note 4 (c)(iv)).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(c)	Financial instruments (cont’d):

(i)

Financial assets (cont’d)

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value and subsequently at amortized cost using the effective interest method, less any impairment losses. Loans and receivables are comprised of the Corporation’s trade and other receivables.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with original maturities of three months or less and are initially measured at fair value, and subsequently measured at amortized cost, which approximates fair value due to the short-term and liquid nature of these assets.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences, are recognized in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Determination of fair value

The fair value of financial assets at fair value through profit or loss and available-for-sale are determined by reference to their quoted closing bid price at the reporting date if they are traded in an active market. For derivative instruments (foreign exchange forward contracts, platinum futures contracts), fair value is estimated by Management based on their listed market price or broker quotes that include adjustments to take account of the credit risk of the Corporation and the counterparty when appropriate. The fair value of loans and receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(c)	Financial instruments (cont’d):

(ii)

Financial liabilities

Financial liabilities comprise the Corporation’s trade and other payables. The financial liabilities are initially recognized on the date they are originated and are derecognized when the contractual obligations are discharged or cancelled or expire. These financial liabilities are recognized initially at fair value and subsequently are measured at amortized costs using the effective interest method, when materially different from the initial amount. Fair value is determined based on the present value of future cash flows, discounted at the market rate of interest.

(iii)

Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue of shares and share options are recognized as a deduction from equity. When share capital is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from equity. When treasury shares are subsequently reissued, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to or from retained earnings.

(iv)

Derivative financial instruments, including hedge accounting

The Corporation periodically holds derivative financial instruments to hedge its foreign currency risk exposures that are designated as the hedging instrument in a hedge relationship.

On initial designation of the hedge, the Corporation formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The Corporation makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(c)	Financial instruments (cont’d):

(iv)

Derivative financial instruments, including hedge accounting (cont’d)

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity remains there until the forecast transaction affects profit or loss.

If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Other non-trading derivatives

When a derivative financial instrument is not held for trading, and is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in profit or loss.

(d)

Inventories:

Inventories are recorded at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes materials, labor and appropriate share of production overhead based on normal operating capacity. Costs of materials are determined on an average per unit basis.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(d)	Inventories (cont’d):

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. In establishing any impairment of inventory, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which would impair the value of inventory on hand.

(e)	Property, plant and equipment:

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of self-constructed assets includes the cost of materials, costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing items and restoring the site on which they are located. If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss.

(ii) Subsequent expenditure

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Corporation.

(iii) Depreciation

Depreciation is calculated to write-off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Corporation will obtain ownership by the end of the lease term.

The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

Building	20 years
Building under finance lease	15 years
Computer equipment	3 to 7 years
Furniture and fixtures	5 to 14 years
Furniture and fixtures under finance lease	5 years
Leasehold improvements	The shorter of initial term of the respective lease and
estimated useful life
Production and test equipment	4 to 15 years
Production and test equipment under finance lease	5 years

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(e)	Property, plant and equipment (cont’d):

(iii) Depreciation (cont’d)

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(f)	Leases:

Leases where the Corporation assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Other leases are operating leases and not recognized in the statement of financial position.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Payments made under operating leases are recognized in income on a straight-line basis over the term of the lease. Lease incentives received are recognized as a reduction to the lease expense over the term of the lease.

(g)	Goodwill and intangible assets:

(i) Recognition and measurement

Goodwill	Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses.
Research and development	Expenditure on research activities is recognized in profit or loss as incurred.

Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.

Intangible assets

Intangible assets, including patents and trademarks, that are acquired by the Corporation and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(g)	Goodwill and intangible assets (cont’d):

	(ii)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill, is recognized in profit or loss as incurred.

	(iii)	Amortization

Amortization is calculated to write-off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss. Goodwill is not amortized.

The estimated useful lives for current and comparative periods are as follows:

Patents and trademarks	5 to 15 years
Development costs	5 years

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(h)	Impairment:

	(i)	Financial assets

Financial assets not carried at fair value through profit or loss are assessed for impairment at each reporting date by determining whether there is objective evidence that indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income and presented in accumulated other comprehensive loss in equity, to net loss. The cumulative loss that is removed from other comprehensive income and recognized in net loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value less any impairment loss previously recognized in net loss. If subsequently the fair value of an impaired available-for-sale security increases, then the impairment loss is reversed, with the amount of the reversal recognized in net loss. However, any subsequent recovery in the fair value of an impaired available for sale equity security is recognized in other comprehensive income.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(h)	Impairment (cont’d):

(ii) Non-financial assets

The carrying amounts of the Corporation’s non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is defined as the estimated price that would be received on the sale of the asset in an orderly transaction between market participants at the measurement date. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(i)	Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The unwinding of the discount is recognized as a finance cost.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(i)	Provisions (cont’d):

Warranty provision

A provision for warranty costs is recorded on product sales at the time the sale is recognized. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

Decommissioning liabilities

Legal obligations to retire tangible long-lived assets are recorded at fair value at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to fair value and the increase in asset value is depreciated over the remaining useful life of the asset.

(j)	Revenue recognition:

The Corporation generates revenues primarily from product sales and services, the license and sale of intellectual property, and the provision of engineering services. Product and service revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Intellectual property license and sale revenues are derived primarily from license and sale agreements and from long-term fixed price contracts. Engineering service revenue is derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

On standard equipment and material sales contracts, revenues are recognized when (i) significant risks and rewards of ownership of the goods has been transferred to the buyer; (ii) the Corporation retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (iii) the amount of revenue can be measured reliably; (iv) it is probable that the economic benefits associated with the sale will accrue to the Corporation; and (v) the costs incurred, or to be incurred, in respect of the transaction can be measured reliably. Provisions are made at the time of sale for warranties.

On standard license and sale agreements, revenues are recognized on the transfer of rights to the licensee if: (i) the rights to the assets are assigned to the licensee in return for a fixed fee or a non-refundable guarantee; (ii) the contract is non-cancellable; (iii) the licensee is able to exploit its rights to the asset freely; and (iv) the licensor has no remaining obligations to perform. In other cases, the proceeds are considered to relate to the right to use the asset over the license period and the revenue is recognized over that period.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(j)	Revenue recognition (cont’d):

On long-term fixed price contracts, revenues are recognized on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

Deferred revenue represents cash received from customers in excess of revenue recognized on uncompleted contracts.

(k)	Finance income and costs:

Finance income comprises interest income on funds invested, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in income, using the effective interest method.

Finance costs comprise interest expense on capital leases, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets.

Foreign currency gains and losses are reported on a net basis.

(l)	Income taxes:

The Corporation follows the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net deferred tax asset or liability are included in income.

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(m)	Employee benefits:

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts.

Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Corporation’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method.

When the calculation results in a benefit to the Corporation, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Corporation. An economic benefit is available to the Corporation if it is realizable during the life of the plan, or on settlement of the plan liabilities.

The Corporation recognizes all remeasurements arising from defined benefit plans, which comprise actuarial gains and losses, immediately in other comprehensive income. Remeasurements recognized in other comprehensive income are not recycled through profit or loss in subsequent periods.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(m)	Employee benefits (cont’d):

Other long-term employee benefits

The Corporation’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in other comprehensive income or loss in the period in which they arise.

Termination benefits

Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(n)	Share-based compensation plans:

The Corporation uses the fair-value based method of accounting for share-based compensation for all awards of shares and share options granted. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period that the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(n)

Share-based compensation plans (cont’d):

Fair values of share options are calculated using the Black-Scholes valuation method as of the grant date and adjusted for estimated forfeitures. For awards with graded vesting, the fair value of each tranche is calculated separately and recognized over its respective vesting period. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date, the Corporation reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the income statement with a corresponding adjustment to contributed surplus.

The Corporation issues shares and share options under its share-based compensation plans as described in note 19. Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital.

(o)

Earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period, adjusted for treasury shares. Diluted earnings per share is calculated using the treasury stock method.

Under the treasury stock method, the dilution is calculated based upon the number of common shares issued should deferred share units (“DSUs”), restricted share units (“RSUs”), and “in the money” options, if any, be exercised. When the effects of outstanding stock-based compensation arrangements would be anti-dilutive, diluted loss per share is not calculated.

(p)

Government assistance and investment tax credits:

Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets, or credited against the related expense incurred in the statement of comprehensive loss, as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits. Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

(q)

Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets, head office expenses, and income tax assets and liabilities.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty:

Critical judgments in applying accounting policies:

Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).

Key sources of estimation uncertainty:

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year.

(a)

Revenue recognition:

Revenues under certain contracts for product sales and services, the license and sale of intellectual property, and the provision of engineering services provide for receipt of payment based on achieving defined milestones or on the performance of work under product development programs. Revenues are recognized under these contracts based on management’s estimate of progress achieved against these milestones or on the proportionate performance method of accounting, as appropriate. Changes in management’s estimated costs to complete a contract may result in an adjustment to previously recognized revenues.

(b)

Asset impairment:

The carrying amounts of the Corporation’s non-financial assets, other than inventories, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The Corporation’s most significant estimates and assumptions involve values associated with goodwill and intangible assets. These estimates and assumptions include those with respect to future cash inflows and outflows, discount rates, asset lives, and the determination of cash generating units. At least annually, the carrying value of goodwill is reviewed for impairment. Among other things, this review considers the fair value of the cash-generating units based on discounted estimated future cash flows. Intangible assets are also evaluated at least annually for indicators of potential impairment. Reviews involve significant estimation uncertainty, which could affect the Corporation’s future results if the current estimates of future performance and fair values change.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(c)

Warranty provision:

In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

(d)

Inventory provision:

In determining the lower of cost and net realizable value of inventory and in establishing the appropriate impairment amount for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have an impact on the value of inventory on hand, appropriate adjustments are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

(e)

Employee future benefits:

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability.

Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(f)

Income taxes:

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Management reviews the deferred income tax assets at each reporting period and records adjustments to the extent that it is no longer probable that the related tax benefit will be realized.

6.	Recent accounting pronouncements:

The following is an overview of accounting standard changes that the Corporation will be required to adopt in future years.

(a)

IFRS 15 – Revenue from Contracts with Customers:

On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs.

The new standard is effective for fiscal years ending on or after December 31, 2017 and is available for early adoption. The Corporation intends to adopt IFRS 15 in its financial statements for the fiscal year beginning on January 1, 2017. The extent of the impact of adoption has not yet been determined.

(b)

IFRS 9 – Financial Instruments:

In July 2014, the IASB issued IFRS 9 Financial Instruments (“IFRS 9”), which replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. It also introduces additional changes relating to financial liabilities and aligns hedge accounting more closely with risk management.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

6.	Recent accounting pronouncements (cont’d):

(b)

IFRS 9 – Financial Instruments (cont’d):

IFRS 9 is effective for fiscal years beginning on or after January 1, 2018 and is available for early adoption. The Corporation intends to adopt IFRS 9 in its financial statements for the fiscal year beginning January 1, 2018. The extent of the impact of adoption has not yet been determined.

7.	Discontinued operations – Disposition of Material Products division:

On January 31, 2013, the Corporation completed an agreement to sell substantially all of the assets of its Material Products division for net cash proceeds of $9,085,000 after deducting working capital adjustments, broker’s commissions and expenses, and legal and other expenses.

In March 2014, the Corporation received additional proceeds of $320,000 payable through a product credit in 2014 and 2015 for fuel cell gas diffusion layers based on 2013 results of the former Material Products division. The additional proceeds payable have been recorded as a reversal of previously recorded impairment losses on property, plant and equipment, and were recorded in net earnings (loss) from discontinued operations. The Material Products division has been classified and accounted for as a discontinued operation.

Net cash proceeds is calculated as follows:

January 31,
2013
Gross proceeds from disposition	$10,500
Less: Purchase price adjustment	(401)
Net proceeds from disposition	10,099
Disposition costs	(1,014)
Net cash proceeds / Net disposed assets	$9,085

The following is a final calculation of the disposed assets and liabilities:

January 31,
2013
Trade and other receivables	$1,811
Inventories	2,692
Prepaid expenses and other current assets	40
Property, plant and equipment	5,784
Trade and other payables	(1,242)
Net disposed assets	$9,085

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

7.	Discontinued operations – Disposition of Material Products division (cont’d):

Net earnings from discontinued operations are comprised of the following:

	2014	2013
Product and service revenues	$-	$867
Cost of product and service revenues	-	627
Gross margin	-	240
Total operating expenses	-	(252)
Reversal of impairment loss on property, plant and equipment	320	45
Earnings before income taxes	320	33
Income tax expense		(9)
Net earnings (loss) from discontinued operations	$320	$24

Net cash flows from discontinued operations are as follows:

	2014	2013
Cash provided by operating activities	$320	$315
Cash used in investing activities	-	-
Cash provided by (used in) financing activities	-	-
Cash and cash equivalents provided by discontinued operations	$320	$315

8.	Trade and other receivables:

	December 31,	December 31,
	2014	2013
Trade receivables	$11,216	$13,248
Other	1,930	2,442
	13,146	15,690
Less: Non-current trade receivables	-	(219)
	$13,146	$15,471

9.	Inventories:

	December 31,	December 31,
	2014	2013
Raw materials and consumables	$10,672	$9,157
Work-in-progress	821	3,120
Finished goods	1,045	1,810
	$12,538	$14,087

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

9.	Inventories (cont’d):

In 2014, changes in raw materials and consumables, finished goods and work-in-progress recognized as cost of product and service revenues amounted to $22,628,000 (2013 - $18,754,000).

In 2014, the write-down of inventories to net realizable value amounted to $1,469,000 (2013 - $1,192,000). There were no reversals of previously recorded write-downs in 2014 or 2013.

Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

10.	Property, plant and equipment:

				Effect of
	December 31,			movements in	December 31,
Cost	2013	Additions	Disposals	exchange rates	2014
Building under finance lease	$12,180	$-	$-	$-	$12,180
Computer equipment	4,581	227	(193)	(15)	4,600
Furniture and fixtures	688	18	(7)	(14)	685
Furniture and fixtures under finance lease	317	-	-	-	317
Leasehold improvements	9,043	11	(224)	(51)	8,779
Production and test equipment	29,390	599	(669)	(12)	29,308
Production and test equipment under	3,667	-	-	-	3,667
finance lease
Total	$59,866	$855	$(1,093)	$(92)	$59,536

				Effect of
Accumulated depreciation and	December 31,			movements in	December 31,
impairment loss	2013	Depreciation	Disposals	exchange rates	2014
Building under finance lease	$3,113	$812	$-	$-	$3,925
Computer equipment	4,207	157	(193)	(14)	4,157
Furniture and fixtures	652	22	(7)	(13)	654
Furniture and fixtures under finance lease	164	63	-	-	227
Leasehold improvements	5,216	612	-	(43)	5,785
Production and test equipment	25,026	1,482	(572)	(9)	25,927
Production and test equipment under	1,543	633	-	-	2,176
finance lease
Total	$39,921	$3,781	$(772)	$(79)	$42,851

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

10.	Property, plant and equipment (cont’d):

				Effect of
	December 31,			movements in	December 31,
Cost	2012	Additions	Disposals	exchange rates	2013
Building under finance lease	$12,180	$-	$-	$-	$12,180
Computer equipment	5,944	16	(1,384)	5	4,581
Furniture and fixtures	755	32	(104)	5	688
Furniture and fixtures under finance lease	317	-	-	-	317
Leasehold improvements	9,179	211	(419)	72	9,043
Production and test equipment	32,107	213	(2,936)	6	29,390
Production and test equipment under	3,667	-	-	-	3,667
finance lease
Total	$64,149	$472	$(4,843)	$88	$59,866

				Effect of
Accumulated depreciation and	December 31,			movements in	December 31,
impairment loss	2012	Depreciation	Disposals	exchange rates	2013
Building under finance lease	$2,301	$812	$-	$-	$3,113
Computer equipment	5,370	171	(1,339)	5	4,207
Furniture and fixtures	720	20	(92)	4	652
Furniture and fixtures under finance lease	100	64	-	-	164
Leasehold improvements	4,890	656	(342)	12	5,216
Production and test equipment	25,552	2,290	(2,820)	4	25,026
Production and test equipment under	900	643	-	-	1,543
finance lease
Total	$39,833	$4,656	$(4,593)	$25	$39,921

	December 31,	December 31,
Carrying amounts	2014	2013
Building under finance lease	$8,255	$9,067
Computer equipment	443	374
Furniture and fixtures	31	36
Furniture and fixtures under finance lease	90	153
Leasehold improvements	2,994	3,827
Production and test equipment	3,381	4,364
Production and test equipment under finance lease	1,491	2,124
Total	$16,685	$19,945

Leased assets

The Corporation leases certain assets under finance lease agreements including the Corporation’s head office building in Burnaby, British Columbia and certain production and test equipment (note 16).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

10.	Property, plant and equipment (cont’d):

Impairment loss

There were no impairment losses or reversals of previously recorded impairment losses recognized against property, plant and equipment used for continuing operations in 2014 and 2013. However, in 2014, there was a $320,000 reversal of previously recognized impairment losses recorded against property, plant and equipment used for discontinued operations based on the additional proceeds received from the disposition of the Material Products division (2013 – $45,000) (note 7).

11.	Intangible assets:

On April 24, 2014, the Corporation acquired the transportation and stationary related fuel cell intellectual property assets of United Technologies Corporation (“UTC”) for total consideration of $22,306,775. The acquired assets consist of approximately 800 patents and patent applications, as well as patent licenses, invention disclosures and know-how primarily related to PEM fuel cell technology. As consideration for the acquired intellectual property assets, UTC received 5,121,507 of the Corporation’s common shares valued at $20,306,775, $2,000,000 in cash, a grant back license to use the patent portfolio in UTC’s existing businesses, and a portion of royalties, typically 25%, on the Corporation’s future intellectual property sale or licensing income generated from the combined intellectual property portfolio for a period of 15 years to April 2029. The acquired intellectual property is being amortized over its estimated useful life of 15 years. Since the acquisition, an additional $981,000 has been incurred to prepare the intellectual property for use, which has been capitalized and is being amortized over the estimated 15 year useful life. On February 11, 2015, the Corporation entered into a transaction with Volkswagen Group (“Volkswagen”) to transfer the automotive-related portion of the acquired UTC intellectual property assets to Volkswagen (note 30).

On June 29, 2014, the Corporation acquired the material handling intellectual property portfolio of H2 Logic A/S for total cash consideration of $430,000.

Intangible assets		Accumulated	Net carrying
Balance	Cost	amortization	amount
At January 1, 2013	$46,329	$42,135	$4,194
Amortization expense	-	1,478	(1,478)
At December 31, 2013	46,329	43,613	2,716
Acquisition of intangible assets	23,718	-	23,718
Amortization expense	-	2,283	(2,283)
Disposals	(519)	(519)	-
At December 31, 2014	$69,528	$45,377	$24,151

Amortization and impairment losses of fuel cell technology and development costs are allocated to research and product development expense. In 2014, amortization of $2,283,000 (2013 - $1,478,000) was recorded. There were no impairment losses recorded in 2014 and 2013.

In 2014, patents that were fully amortized and no longer in use were written-off.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.	Goodwill:

For the purpose of impairment testing, goodwill is allocated to the Corporation’s cash-generating units which represent the lowest level within the Corporation at which the goodwill is monitored for internal management purposes, which is not higher than the Corporation’s operating segments (note 28).

Fuel Cell Products and Services

As of December 31, 2014 and 2013, the aggregate carrying amount of the Corporation’s goodwill of $36,291,000 relates solely to the Fuel Cell Products and Services segment.

The impairment testing requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state.

The Corporation’s fair value test is in effect a modified market capitalization assessment, whereby the fair value of the Fuel Cell Products and Services segment is determined by first calculating the value of the Corporation at December 31, 2014 based on the average closing share price in the month of December, adding a reasonable estimated control premium of 25% to determine the Corporation’s enterprise value on a controlling basis after adjusting for excess cash balances, and deducting the estimated costs to sell from this enterprise value, arriving at the fair value of the Fuel Cell Products and Services segment. Based on the fair value test, the Corporation has determined that the fair value of the Fuel Cell Products and Services segment exceeds its carrying value by a significant amount as of December 31, 2014.

In addition to the fair value test, the Corporation also performed a value in use test on the Fuel Cell Products and Services segment, comparing the carrying value of the segment to the present value of future cash flows expected to be derived from the segment. The principal factors used in the discounted cash flow analysis requiring significant estimation are the projected results of operations, the discount rate based on the weighted average cost of capital (“WACC”), and terminal value assumptions. The Corporation’s value in use test was based on a WACC of 15%; an average estimated compound annual growth rate of approximately 27% from 2014 to 2019; and a terminal year earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiplied by a terminal value multiplier of 10.0. The value in use assessment resulted in an estimated fair value for the Fuel Cell Products and Services segment that is consistent with that determined under the fair value, less costs to sell, assessment.

As the recoverable amount of the Fuel Cell Products and Services segment was determined to be greater than its carrying amount, no impairment loss was recorded in 2014.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13.	Bank facilities:

The Corporation has certain bank facilities available to it, which are secured by a hypothecation of the Corporation’s cash and cash equivalents.

Bank Operating Line

The Corporation has a demand revolving facility (“Bank Operating Line”) in which an operating line of credit of up to CDN $7,000,000 is made available to be drawn upon by the Corporation. The Bank Operating Line can be utilized to assist in financing the day-to-day operating activities and short-term working capital requirements of the business. Outstanding amounts are charged interest at the bank’s prime rate minus 0.50% per annum and are repayable on demand by the bank.

There was no activity under the Bank Operating Line in 2014, and there were no outstanding amounts payable on the Bank Operating Line as of December 31, 2014 and 2013.

During 2013, the Corporation was advanced $334,000 under the Bank Operating Line and repayments of $9,087,000 were made during the year. The Corporation also benefited from foreign exchange gains of $605,000 as the Bank Operating Line was denominated in Canadian dollars in 2013.

Leasing Facility

The Corporation also has a CDN $1,830,770 capital leasing facility (“Leasing Facility”) which can be utilized to finance the acquisition and lease of operating equipment (notes 10 & 16). Interest is charged on outstanding amounts at the bank’s prime rate per annum and is repayable on demand by the bank in the event of certain conditions.

At December 31, 2014, $1,061,000 (2013 - $1,772,000) was outstanding on the Leasing Facility which is included in the finance lease liability. The remaining $9,173,000 (2013 - $10,399,000) finance lease liability relates to the lease of the Corporation’s head office building.

Forward Contract Facility

The Corporation also has a CDN $5,000,000 demand revolving line (“Forward Contract Facility”), which is available for use when the Corporation purchases forward foreign exchange contracts or forward platinum contracts used to hedge against currency and platinum price fluctuations, respectively.

At December 31, 2014, CDN $159,000 ($137,000) was outstanding under the Forward Contract Facility relating to outstanding forward platinum contracts. There were no forward contracts outstanding as of December 31, 2013.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

14.	Trade and other payables:

	December 31,	December 31,
	2014	2013
Trade accounts payable	$6,031	$2,154
Compensation payable	2,948	5,133
Other liabilities	3,260	3,819
Taxes payable	317	378
	$12,556	$11,484

15.	Provisions:

		Warranty	Decommissioning
Balance	Restructuring	provision	liabilities	Total
At January 1, 2013	$922	$8,501	$5,089	$14,512
Provisions made during the year	596	1,219	97	1,912
Provisions used during the year	(1,213)	(1,076)	-	(2,289)
Provisions reversed during the year	(41)	(1,563)	-	(1,604)
Effect of movements in exchange rates	(27)	(499)	(329)	(855)
At December 31, 2013	237	6,582	4,857	11,676
Provisions made during the year	78	6,258	129	6,465
Provisions used during the year	(226)	(1,562)	-	(1,788)
Provisions reversed during the year	-	(1,843)	(222)	(2,065)
Effect of movements in exchange rates	(11)	(503)	(411)	(925)
At December 31, 2014	$78	$8,932	$4,353	$13,363

Current	$78	$8,932	$-	$9,010
Non-current	-	-	4,353	4,353
	$78	$8,932	$4,353	$13,363

Restructuring

Restructuring charges relate to minor restructurings focused on overhead cost reductions and relate primarily to employee termination benefits. Restructuring charges are recognized in other expense (note 23).

Warranty provision

During 2014, warranty provisions of $6,258,000 including warranty adjustments were recorded due to new product sales and an increase in customer service related expenses in the Corporation’s Telecom Backup Power market in Asia. Warranty provisions of $1,219,000 including warranty adjustments recorded in 2013 related primarily to new product sales. The warranty provisions were partially offset by warranty expenditures of $1,562,000 (2013 – $1,076,000) and a downward warranty adjustment of $1,843,000 (2013 – $1,563,000) due primarily to contractual warranty expirations and improved lifetimes and reliability of the Corporation’s fuel cell products. The effect of movements in exchange rates resulted in the remaining $503,000 reduction to the warranty provision (2013 – $499,000).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

15.	Provisions (cont’d):

Decommissioning liabilities

Provisions for decommissioning liabilities have been recorded for the Corporation’s two leased locations in Burnaby, British Columbia, comprising the Corporation’s head office building and manufacturing facilities, and are related to site restoration obligations at the end of their respective lease terms. The Corporation has made certain modifications to the leased buildings to facilitate the manufacturing and testing of its fuel cell products. Consequently, the site restoration obligations relate primarily to dismantling and removing various manufacturing and test equipment and restoring the infrastructures of the leased buildings to their original states of when the respective leases were entered.

Due to the long-term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred. The Corporation has determined a range of reasonably possible outcomes of the total costs for the head office building and manufacturing facility. In determining the fair value of the decommissioning liabilities, the estimated future cash flows have been discounted at 2% per annum.

The Corporation performed an assessment of the estimated cash flows required to settle the obligations for the two buildings as of December 31, 2014. Based on the assessment, a $222,000 reduction of the provision was recorded against decommissioning liabilities, which was offset in part by accretion costs of $129,000. The total undiscounted amount of the estimated cash flows required to settle the obligation for one of the buildings is $1,979,000, which is expected to be settled at the end of the lease term in 2025. The total undiscounted amount of the estimated cash flows required to settle the obligation for the second building is $3,226,000, which is expected to be settled at the end of the operating lease term of 2019.

16.	Finance lease liability:

The Corporation leases certain assets under finance lease agreements (note 10). In 2014, a finance lease agreement scheduled to expire in December 2014 was extended to December 2016. The finance leases have imputed interest rates ranging from 3.00% to 7.35% per annum and expire between June 2016 and February 2025.

Finance lease liabilities are payable as follows:

			Present value of
	Future minimum		minimum lease
At December 31, 2014	lease payments	Interest	payments
Less than one year	$1,680	$672	$1,008
Between one and five years	5,423	2,144	3,279
More than five years	7,145	1,198	5,947
	$14,248	$4,014	$10,234

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16.	Finance lease liability (cont’d):

			Present value of
	Future minimum		minimum lease
At December 31, 2013	lease payments	Interest	payments
Less than one year	$2,179	$780	$1,399
Between one and five years	6,034	2,558	3,476
More than five years	9,105	1,809	7,296
	$17,318	$5,147	$12,171

At December 31, 2014, $1,061,000 was outstanding on the Leasing Facility which is included in the finance lease liability. The remaining $9,173,000 finance lease liability relates to the lease of the Corporation’s head office building.

Deferred gains were also recorded on closing of the finance lease agreements and are amortized over the finance lease term. At December 31, 2014, the outstanding deferred gain was $4,274,000 (2013 – $4,734,000).

17.	Debt to Dantherm Power A/S non-controlling interests:

Dantherm Power has received financing from the non-controlling partners in the form of a revolving credit facility and convertible debentures.

Revolving credit facility

The revolving credit facility makes available a revolving facility to Dantherm Power of a maximum aggregate amount of DKK 2,977,975 ($484,000) from the non-controlling partner, Dantherm A/S. Interest is accrued at 6% and the facility matures on December 31, 2014. In February 2014, the subscribers of the facility approved the extension of the maturity date to December 31, 2015. In February 2015, a further extension to a maturity date of December 31, 2016 was approved by the subscribers of the facility (note 30).

At December 31, 2014, the revolving credit facility outstanding was $529,000 (2013 – $566,000), which includes $45,000 (2013 – $16,000) of interest payable.

Convertible debentures

The convertible debenture is redeemable at the option of Dantherm Power subject to approval by all convertible debenture holders on or after January 1, 2013 including interest which is accrued at 12%. Prior to the maturity date, the convertible debenture holders may elect to convert all or part of the debenture into shares of Dantherm Power. The convertible debentures were issued with a conversion price of either DKK 3.40 or DKK 0.14. This conversion feature was determined to have a nominal value.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

17.	Debt to Dantherm Power A/S non-controlling interests (cont’d):

Convertible debentures (cont’d)

On March 31, 2013, an additional $640,000 of convertible debt financing was advanced to Dantherm Power by Azure, a new non-controlling partner (note 4(a)). The issued convertible debenture notes totaling approximately DKK 3,733,000 ($607,000) were comprised of a note for DKK 2,400,000 ($390,000) with a conversion price of DKK 3.40 ($0.55) and a note for DKK 1,333,000 ($217,000) with a conversion price of DKK 0.14 ($0.02) and have a maturity date of December 31, 2014.

In November 2013, the convertible debenture holders elected to convert the entire outstanding convertible debt including interest into shares of Dantherm Power. The non-controlling interests in Dantherm Power held DKK 19,464,000 ($3,544,000) of convertible debt including interest, which was converted into 48 shares in Dantherm Power. Upon conversion, the convertible debt amount was reclassified to non-controlling interests in equity. Ballard continues to hold a 51.3% interest in Dantherm Power, as the conversion did not impact the respective ownership interests.

No convertible debt was outstanding as of December 31, 2014 and 2013.

18.	Employee future benefits:

	December 31,	December 31,
	2014	2013
Net defined benefit pension plan liability	$5,701	$3,036
Net other post-retirement benefit plan liability	260	133
Employee future benefits	$5,961	$3,169

The Corporation maintains a defined benefit pension plan covering existing and former employees in the United States. The benefits under the pension plan are based on years of service and salary levels accrued as of December 31, 2009. In 2009, amendments were made to the defined benefit pension plan to freeze benefits accruing to employees at their respective years of service and salary levels obtained as of December 31, 2009. Certain employees in the United States are also eligible for post-retirement healthcare, life insurance, and other benefits.

The Corporation accrues the present value of its obligations under employee future benefit plans and related costs, net of the present value of plan assets.

The measurement date used to determine pension and other post-retirement benefit obligations and expense is December 31 of each year. The most recent actuarial valuation of the employee future benefit plans for funding purposes was as of January 1, 2014. The next actuarial valuation of the employee future benefit plans for funding purposes is expected to be performed as of January 1, 2015.

The Corporation expects contributions of approximately $325,000 to be paid to its defined benefit plans in 2015.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18.	Employee future benefits (cont’d):

The following tables reconcile the opening balances to the closing balances for the net defined benefit liability and its components for the two plans. The expense recognized in net income is recorded in finance income (loss) and other.

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
Defined benefit pension plan	2014	2013	2014	2013	2014	2013
Balance at January 1	$13,703	$14,652	$(10,667)	$(9,344)	$3,036	$5,308
Included in profit or loss
Current service cost	38	50	-	-	38	50
Interest cost (income)	654	558	(512)	(355)	142	203
Benefits payable	-	25	-	-	-	25
	692	633	(512)	(355)	180	278
Included in other comprehensive income
Remeasurements loss (gain):
Actuarial loss (gain) arising from:
Demographic assumptions	830	704	-	-	830	704
Financial assumptions	1,462	(2,027)	-	-	1,462	(2,027)
Experience adjustment	108	256	-	-	108	256
Return on plan assets excluding interest	-	-	325	(1,088)	325	(1,088)
income
Plan expenses	(57)	(36)	57	36	-	-
	2,343	(1,103)	382	(1,052)	2,725	(2,155)
Other
Contributions paid by the employer	-	-	(240)	(395)	(240)	(395)
Benefits paid	(571)	(479)	571	479	-	-
	(571)	(479)	331	84	(240)	(395)
Balance at December 31	$16,167	$13,703	$(10,466)	$(10,667)	$5,701	$3,036

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
Other post-retirement benefit plan	2014	2013	2014	2013	2014	2013
Balance at January 1	$133	$853	$-	$-	$133	$853
Included in profit or loss
Interest cost (income)	2	4	-	-	2	4
	2	4	-	-	2	4
Included in other comprehensive income
Remeasurements loss (gain):
Actuarial loss (gain) arising from:
Financial assumptions	144	3	-	-	144	3
Experience adjustment	(6)	(1)	-	-	(6)	(1)
Curtailment	-	(699)	-	-	-	(699)
	138	(697)	-	-	138	(697)
Other
Contributions paid by the employer	-	-	(13)	(27)	(13)	(27)
Benefits paid	(13)	(27)	13	27	-	-
	(13)	(27)	-	-	(13)	(27)
Balance at December 31	$260	$133	$-	$-	$260	$133

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18.	Employee future benefits (cont’d):

Pension plan assets comprise:

	2014	2013
Cash and cash equivalents	1%	5%
Equity securities	22%	20%
Debt securities	77%	75%
Total	100%	100%

The significant actuarial assumptions adopted in measuring the fair value of benefit obligations at December 31 were as follows:

		2014		2013
	Pension plan	Other benefit plan	Pension plan	Other benefit plan
Discount rate	4.18%	3.53%	4.87%	2.03%
Rate of compensation increase	n/a	n/a	n/a	n/a

The significant actuarial assumptions adopted in determining net expense for the years ended December 31 were as follows:

		2014		2013
	Pension plan	Other benefit plan	Pension plan	Other benefit plan
Discount rate	4.87%	2.03%	3.87%	3.02%
Rate of compensation increase	n/a	n/a	n/a	n/a

The assumed health care cost trend rates applicable to the other benefit plans at December 31 were as follows:

	2014	2013
Initial medical health care cost trend rate	7.0%	7.5%
Initial dental health care cost trend rate	5.0%	5.0%
Cost trend rate declines to medical and dental	5.0%	5.0%
Year that the medical rate reaches the rate it is assumed to remain at	2018	2018
Year that the dental rate reaches the rate it is assumed to remain at	2013	2013

A one-percentage-point change in assumed health care cost trend rates would not have a material impact on the Corporation’s financial statements.

19.	Equity:

(a)	Share capital:

Authorized and issued: Unlimited number of common shares, voting, without par value. Unlimited number of preferred shares, issuable in series.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	Equity (cont’d):

(a)	Share capital (cont’d):

Acquisition of intangible assets:

On April 24, 2014, the Corporation issued 5,121,507 of its common shares valued at $20,306,775 to UTC as part of the consideration for acquired intellectual property assets (note 11).

Offerings:

On March 26, 2013, the Corporation closed an underwritten offering (“March Offering”) of 7,275,000 units at a price of $1.10 per unit for gross March Offering proceeds of $8,003,000. Each unit in the March Offering was comprised of one common share and one warrant to purchase one common share. Each warrant is exercisable immediately upon issuance having a 5 year term and an exercise price of $1.50 per share. Net proceeds from the March Offering were $6,839,000 after deducting underwriting discounts, commissions, and other offering expenses, legal and accounting fees, and previously incurred costs related to the 2012 base shelf prospectus under which the units were issued.

Gross March Offering proceeds (7,275,000 shares at $1.10 per share)	$8,003
Less: Underwriting expenses	(642)
Less: Other financing expenses	(522)
Net March Offering proceeds	$6,839

On October 9, 2013, the Corporation closed another underwritten offering (“October Offering”), which was comprised of 10,350,000 units at a price of $1.40 per unit for gross October Offering proceeds of $14,490,000. Each unit in the October Offering was comprised of one common share and 0.25 of a warrant to purchase one common share. Each whole warrant is exercisable immediately upon issuance, having a 5 year term and an exercise price of $2.00 per share. Net proceeds from the October Offering were $13,138,000, after deducting underwriting discounts, commissions, and other estimated offering expenses.

Gross October Offering proceeds (10,350,000 shares at $1.40 per share)	$14,490
Less: Underwriting expenses	(1,017)
Less: Other financing expenses	(335)
Net October Offering proceeds	$13,138

At December 31, 2014, 132,104,116 common shares were issued and outstanding (2013 – 110,133,901).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	Equity (cont’d):

(b)	Share purchase warrants:

	Exercise price of	Exercise price of	Total
Warrants Outstanding	$1.50	$2.00	Warrants
At January 1, 2013	-	-	-
Warrants issued (March Offering)	7,275,000	-	7,275,000
Warrants issued (October Offering)	-	2,587,500	2,587,500
At December 31, 2013	7,275,000	2,587,500	9,862,500
Warrants exercised	(7,027,437)	(912,500)	(7,939,937)
At December 31, 2014	247,563	1,675,000	1,922,563

In 2014, 7,939,937 warrants were exercised for net proceeds of $12,299,000. At December 31, 2014, 1,922,563 share purchase warrants were issued and outstanding (2013 – 9,862,500).

(c)	Convertible promissory note:

On March 28, 2013, the Corporation completed an agreement with Anglo American Platinum Limited (“Anglo”), under which Anglo invested $4,000,000 in the Corporation through its Platinum Group Metals Development Fund, to support continued development and commercial advancement of the Corporation’s fuel cell products in target market applications. The investment took the form of a 5-year non-interest bearing convertible promissory note (“Note”). The Note may be repaid in the form of the Corporation’s common shares at Anglo’s option on or before the loan maturity date of April 1, 2018. The conversion, or repayment price, was set at a fixed price of $0.84 per share which was equal to a 20% discount to the market price of the shares on the closing date of the agreement.

In March 2014, Anglo exercised its option and converted the Note into 4,761,905 common shares. The conversion right and $4,000,000 proceeds received in 2013 were accounted for as a single equity instrument and originally recorded in contributed surplus, which has been reclassified to share capital upon the issuance of the common shares in March 2014.

(d)	Share options:

The Corporation has options outstanding under a consolidated share option plan. All directors, officers and employees of the Corporation, and its subsidiaries, are eligible to participate in the share option plans although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in both Canadian and U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	Equity (cont’d):

(d)	Share options (cont’d):

All options have a term of seven to ten years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised, at the beginning of each of the second, third, and fourth years after granting.

As at December 31, 2014, options outstanding from the consolidated share option plan was as follows:

Balance	Options for common shares	Weighted average exercise price
At January 1, 2013	6,905,051	$3.22
Options granted	1,081,250	1.15
Options exercised	(140,533)	1.06
Options forfeited	(702,866)	2.97
Options expired	(170,800)	13.43
At December 31, 2013	6,972,102	2.54
Options granted	1,417,507	3.25
Options exercised	(3,563,782)	1.83
Options forfeited	(153,236)	2.73
Options expired	(356,164)	7.42
At December 31, 2014	4,316,427	$2.65

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2014:

	Options outstanding			Options exercisable
Range of exercise price	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.70 – $1.22	1,025,431	5.0	$1.05	308,396	$1.04
$1.46 – $1.81	925,771	3.4	1.65	687,834	1.71
$2.07 – $3.45	1,645,141	5.5	3.05	316,134	2.20
$3.59 – $5.00	326,284	0.3	4.15	326,284	4.15
$6.10 – $6.53	393,800	0.8	6.23	393,800	6.23
	4,316,427	4.1	$2.65	2,032,448	$2.95

During 2014, 3,563,782 options were exercised for proceeds of $6,794,000 (2013 – 140,533 options and $153,000 of proceeds).

During 2014, options to purchase 1,417,507 common shares were granted with a weighted average fair value of $1.74 (2013 – 1,081,250 options and $0.63 fair value). The granted options vest annually over three years.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	Equity (cont’d):

(d)	Share options (cont’d):

The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2014	2013
Expected life	4 years	5 years
Expected dividends	Nil	Nil
Expected volatility	69%	63%
Risk-free interest rate	1%	1%

As at December 31, 2014, options to purchase 4,316,427 common shares were outstanding (2013 – 6,972,102). During 2014, compensation expense of $1,471,000 (2013 – $874,000) was recorded in net income based on the grant date fair value of the awards recognized over the vesting period.

(e)	Share distribution plan:

The Corporation has a consolidated share distribution plan that permits the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and to encourage future contribution to the Corporation. At December 31, 2014, there were 7,334,927 (2013 – 2,322,539) shares available to be issued under this plan.

No compensation expense was recorded against income during the years ended December 31, 2014 and 2013 for shares distributed, and to be distributed, under the plan.

(f)	Deferred share units:

Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors may elect to receive all or part of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation’s share distribution plan.

Balance	DSUs for common shares
At January 1, 2013	450,245
DSUs granted	208,972
DSUs exercised	(42,953)
At December 31, 2013	616,264
DSUs granted	295,579
At December 31, 2014	911,843

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	Equity (cont’d):

(f)	Deferred share units (cont’d):

During 2014, 295,579 DSUs were issued and $306,000 of compensation expense was recorded in net income relating to 96,269 DSUs granted during the year. For the remaining 199,310 DSUs granted during the year, estimated compensation expense of $737,000 was recorded in net income in 2013. Upon the issuance of the 199,310 DSUs in 2014, an $18,000 adjustment increasing net income was recorded.

During 2013, $1,040,000 of compensation expense was recorded in net income, of which $303,000 related to DSUs granted during the year. The remaining $737,000 related to compensation expense expected to be earned for DSUs not yet issued.

As at December 31, 2014, 911,843 deferred share units were outstanding (2013 – 616,264).

(g)	Restricted share units:

Restricted share units (“RSUs”) are granted to employees and executives. Each RSU is convertible into one common share. The RSUs vest after a specified number of years from the date of issuance, and under certain circumstances, are contingent on achieving specified performance criteria.

The Corporation has two plans under which RSUs may be granted, the consolidated share distribution plan and the market purchase RSU plan. Awards under the consolidated share distribution plan (note 19(e)) are satisfied by the issuance of treasury shares on maturity. Awards granted under the market purchase RSU Plan are satisfied by shares purchased on the open market by a trust established for that purpose. No common shares were repurchased in 2014 and 2013. The Corporation held 65,441 shares as treasury shares as of December 31, 2013. In March 2014, the Corporation sold its remaining 65,441 treasury shares as no RSUs remained outstanding under the market purchase RSU plan. As of December 31, 2014, the Corporation held no treasury shares.

	RSUs for common shares
Balance	Share Distribution Plan	Market Purchase Plan	Total RSUs
At January 1, 2013	1,985,308	852,399	2,837,707
RSUs granted	-	1,327,266	1,327,266
RSUs exercised	(920,789)	(208,698)	(1,129,487)
RSUs forfeited	(277,227)	(334,731)	(611,958)
RSUs transferred	1,612,430	(1,612,430)	-
At December 31, 2013	2,399,722	23,806	2,423,528
RSUs granted	588,372	-	588,372
RSUs exercised	(1,022,658)	-	(1,022,658)
RSUs forfeited	(41,453)	(23,806)	(65,259)
At December 31, 2014	1,923,983	-	1,923,983

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	Equity (cont’d):

(g)	Restricted share units (cont’d):

In September 2013, 1,612,430 unvested RSUs previously granted under the Market Purchase Plan were cancelled and new RSUs were reissued from the Share Distribution Plan with identical terms.

During 2014, 588,372 RSUs were issued (2013 – 1,327,266). The fair value of RSU grants is measured based on the stock price of the shares underlying the RSU on the date of grant. During 2014, compensation expense of $490,000 (2013 - $1,861,000) was recorded against income.

As at December 31, 2014, 1,923,983 RSUs were outstanding (2013 – 2,423,528).

20.	Operating leases:

The Corporation leases a facility at its Burnaby, Canada location, which has been assessed as an operating lease. The facility has a lease term expiring in 2019, with renewal options after that date. During 2014, lease payments of $2,321,000 were expensed (2013 - $2,434,000).

At December 31, 2014, the Corporation is committed to payments under operating leases as follows:

Less than 1 year	$2,358
1-3 years	4,895
4-5 years	4,291
Thereafter	2,796
Total minimum lease payments	$14,340

21.	Commitments and contingencies:

In connection with the acquisition of intellectual property from UTC in April 2014 (note 11), the Corporation retains a royalty obligation to pay UTC a portion (typically 25%) of any future intellectual property sale and licensing income generated from our intellectual property portfolio for a period of 15 years expiring in April 2029.

Prior to January 15, 2013, the Corporation had previous funding obligations that were repayable through potential royalties in respect of sales of certain fuel cell-based stationary power products under a development program with the Canadian government agency, Technology Partnerships Canada (“TPC”). Under the terms of the Utilities Development Program, total royalties were payable annually at 4% of revenue of such products and limited to a total maximum repayment of CDN $38,329,000. On January 15, 2013, the Corporation reached an agreement with TPC to terminate the Corporation’s obligation for all existing and future potential royalties payable in respect of future sales of fuel cell based stationary power products under the Utilities Development Program in exchange for a final repayment to TPC of CDN $1,930,000; the settlement was paid in full in 2013. Prior to the settlement, the Corporation had made cumulative royalty repayments totalling CDN$5,320,000 under the Utilities Development Program.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

21.	Commitments and contingencies (cont’d):

The Corporation retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $4,613,000 (CDN $5,351,000), on sales of certain fuel cell products for commercial distributed utility applications. As of December 31, 2014, no royalties have been incurred to date for this agreement.

The Corporation also retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $1,896,000 (CDN $2,200,000), on sales of certain fuel cell products for commercial transit applications. As of December 31, 2014, no royalties have been incurred to date for this agreement.

On December 31, 2008, the Corporation completed a restructuring transaction with Superior Plus Income Fund (“Superior Plus”), which included an indemnification agreement (the “Indemnity Agreement”), which sets out each party’s continuing obligations to the other. The Indemnity Agreement provides for the indemnification of each party by the other for breaches of representations and warranties or covenants, as well as, in the Corporation’s case, any liability relating to the business which is suffered by Superior Plus.

The Corporation’s indemnity to Superior Plus with respect to representation relating to the existence of the Corporation’s tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of $6,336,000 (CDN $7,350,000) with a threshold amount of $431,000 (CDN $500,000) before there is an obligation to make a payment. The Indemnity Agreement also provides for adjustments to be paid by the Corporation, or to the Corporation, depending on the final determination of the amount of 2008 Canadian non-capital losses, scientific research and development expenditures and investment tax credits, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed. At December 31, 2014, no amount payable or receivable has been accrued as a result of the Indemnity Agreement.

At December 31, 2014, the Corporation has outstanding commitments aggregating up to a maximum of $232,000 (2013 - $3,000) relating primarily to purchases of property, plant and equipment.

22.	Personnel expenses:

Personnel expenses are included in cost of product and service revenues, research and product development expense, general and administrative expense, sales and marketing expense, and other expense.

	December 31, 2014	December 31, 2013
Salaries and employee benefits	$47,993	$47,339
Share-based compensation (note 19)	2,249	3,775
	$50,242	$51,114

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

23.	Other expense:

	December 31, 2014	December 31, 2013
Impairment loss on trade receivables (notes 8 and 29)	$6,206	$222
Restructuring costs (note 15)	85	568
Acquisition costs	-	78
	$6,291	$868

In 2014, impairment loss on trade receivables consists of a $4,415,000 impairment charge as a result of material breaches by Azure Hydrogen Energy Science and Technology (“Azure”) relating to the Azure Telecom Backup Power Licensing Agreement and the Azure Bus Licensing Agreement. The Corporation also incurred impairment charges of $1,791,000 relating to the non-collection of certain trade receivables outstanding from certain customers primarily located in Asia. In the event that the Corporation recovers any amounts previously recorded as impairment losses, the recovered amount will be recognized as a reversal of the impairment loss in the period of recovery.

24.	Finance income and expense:

	2014	2013
Investment income	$139	$141
Settlement of TPC funding obligation (note 21)	-	(1,197)
Employee future benefit plan expense (note 18)	(183)	(282)
Employee future benefit plan administration costs	(100)	(61)
Foreign exchange gain	31	1,553
Finance income (loss) and other	$(113)	$154
Finance expense	$(942)	$(1,486)

On January 15, 2013, the Corporation reached an agreement with Technology Partnerships Canada (“TPC”) to terminate all existing and future potential royalties payable in respect of future sales of fuel cell based stationary power products under the Utilities Development Program (Phase 2) in exchange for a final repayment to TPC of CDN $1,930,000, payable in four quarterly installments in 2013. On settlement with TPC, the Corporation recorded a charge of $1,197,000 (CDN $1,209,000) to finance income (loss) and other, representing the excess of the settlement amount of CDN $1,930,000 over royalty amounts previously accrued as of the date of settlement of CDN $721,000. As of December 31, 2014, the settlement was fully paid and no liability remained outstanding.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

25.	Income taxes:

(a)	Current tax expense:

The components of income tax benefit / (expense) included in the determination of the profit (loss) from continuing operations comprise of:

	2014	2013
Current tax expense
Current period income tax	$-	$-
Withholding tax	457	508
Adjustment for prior periods	(40)	(23)
Total current tax expense	$417	$485

Deferred tax expense
Origination and reversal of temporary differences	$(947)	$1,348
Adjustments for prior periods	(536)	(416)
Change in unrecognized deductible temporary differences	1,483	(932)
Total deferred tax expense	$-	$-

Total income tax expense	$417	$485

The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for companies. The principal factors causing the difference are as follows:

	2014	2013
Net loss before income taxes	$(29,331)	$(21,239)
Expected tax expense (recovery) at 26.00% (2013 – 25.75%)	$(7,626)	$(5,469)
Increase (reduction) in income taxes resulting from:
Non-deductible portion of capital loss	-	1,106
Non-deductible expenses (non-taxable income)	813	(3,692)
Expiry of losses and investment tax credits	2,800	8,236
Investment tax credits earned	(4,084)	(2,640)
Foreign tax rate differences	113	77
Change in unrecognized deductible temporary differences	8,401	2,867
Income taxes	$417	$485

(b)	Unrecognized deferred tax liabilities:

At December 31, 2014, the Corporation did not recognize any deferred tax liabilities resulting from taxable temporary differences for financial statement and income tax purposes.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

25.	Income taxes (cont’d):

(c)	Unrecognized deferred tax asset:

At December 31, 2014, the Corporation did not have any deferred tax assets resulting from the following deductible temporary differences for financial statement and income tax purposes.

	2014	2013
Scientific research expenditures	$66,943	$58,347
Accrued warranty provision	25,830	25,899
Share issuance costs	1,826	2,276
Losses from operations carried forward	89,176	91,136
Investment tax credits	26,637	23,596
Property, plant and equipment and intangible assets	189,123	200,015
	$399,535	$401,269

Deferred tax assets have not been recognized in respect of these deductible temporary differences because it is not probable that future taxable profit will be available against which the Corporation can utilize the benefits.

The Corporation has available to carry forward the following as at December 31:

	2014	2013
Canadian scientific research expenditures	$66,943	$58,347
Canadian losses from operations	39,758	41,685
Canadian investment tax credits	26,637	23,595
German losses from operations for corporate tax purposes	303	303
U.S. federal losses from operations	13,023	13,140
U.S. state losses from operations	-	1,702
Denmark losses from operations	35,973	34,306

The Canadian scientific research expenditures may be carried forward indefinitely. The Canadian losses from operations may be used to offset future Canadian taxable income and expire over the period from 2029 to 2034.

The German and Denmark losses from operations may be used to offset future taxable income in Germany and Denmark for corporate tax and trade tax purposes and may be carried forward indefinitely.

The U.S. federal losses from operations may be used to offset future U.S. taxable income and expire over the period from 2018 to 2034. The U.S. states losses from operations arising in California may be used to offset future state taxable income and may be carried forward for ten years.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

25.	Income taxes (cont’d):

(c)	Unrecognized deferred tax asset (cont’d):

The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire as follows:

2016	$82
2017	90
2019	2,069
2020	1,651
2021	1,555
2022	1,248
2023	1,177
2024	1,754
2029	4,085
2030	2,797
2031	2,600
2032	2,261
2033	2,120
2034	3,148
$26,637

26.	Related party transactions:

Related parties include shareholders with a significant ownership interest in either the Corporation or Dantherm Power, together with their subsidiaries and affiliates. The revenue and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties, which are in accordance with normal trade practices. Transactions between the Corporation and its subsidiaries are eliminated on consolidation.

Balances with related parties:	2014	2013
Trade payables	$70	$139
Interest payable (note 17)	45	16
Revolving credit facility (note 17)	484	550

Transactions during the year with related parties:	2014	2013
Purchases	$175	$185
Finance expense	34	322

The Corporation provides key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Corporation’s share-based compensation plans (note 19).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

26.	Related party transactions (cont’d):

In addition to cash and equity compensation, the Corporation provides the executive officers with certain personal benefits, including car allowance, medical benefit program, long and short-term disability coverage, life insurance and an annual medical and financial planning allowance.

In accordance with the employment agreements of the executive officers, the Corporation is required to provide notice of 12 months plus one month for every year of employment completed with the Corporation, to a maximum of 24 months, or payment in lieu of such notice, consisting of the salary, bonus and other benefits that would have been earned during such notice period. If there is a change of control, and if the executive officer’s employment is terminated, including a constructive dismissal, within 2 years following the date of a change of control, the executive officer is entitled to a payment equivalent to payment in lieu of a 24 month notice period.

Key management personnel compensation is comprised of:

	2014	2013
Salaries and employee benefits	$2,348	$1,700
Post-employment retirement benefits	60	46
Termination benefits	-	-
Share-based compensation (note 19)	926	2,543
	$3,334	$4,289

27.	Supplemental disclosure of cash flow information:

Non-cash financing and investing activities:	2014	2013
Compensatory shares	$866	$738
Shares issued for acquisition of intangible assets (notes 11 and 19)	$20,307	$-

28.	Operating segments:

The Corporation operates in a single segment, Fuel Cell Products and Services, which consists of the sale and service of fuel cell products for “commercial stage” markets of Telecom Backup Power and Material Handling, and for “development stage” markets of Bus and Distributed Generation, as well as the provision of Engineering Services and the license and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

As a result of the disposition of the Material Products division on January 31, 2013, the former Material Products segment has been classified as discontinued operations and therefore has been removed from the continuing operating results (note 7). The former Material Products segment sold carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDL”) for fuel cells.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

28.	Operating segments (cont’d):

In 2014, revenues from the Fuel Cell Products and Services segment included sales to three individual customers of $22,632,000, $13,918,000, and $9,082,000, respectively, which exceeded 10% of total revenue.

In 2013, revenues from the Fuel Cell Products and Services segment included sales to four individual customers of $14,274,000, $13,038,000, $6,369,000, and $6,354,000, respectively, which exceeded 10% of total revenue.

Revenues from continuing operations by geographic area, which are attributed to countries based on customer location for the years ended December 31, is as follows:

Revenues	2014	2013
Canada	$2,869	$4,580
U.S.	15,989	8,816
Belgium	-	3,848
China	17,484	15,123
Denmark	1,229	799
Germany	23,495	14,407
Japan	2,797	6,801
South Africa	-	1,356
Other countries	4,858	5,521
	$68,721	$61,251

Non-current assets by geographic area are as follows:

	December 31,	December 31,
Non-current assets	2014	2013
Canada	$76,447	$57,857
U.S.	350	391
Denmark	50	688
Mexico	453	567
	$77,300	$59,503

29.	Financial instruments:

(a)	Fair value:

The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, trade and other receivables, investments, trade and other payables, and finance lease liability. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying values because of the short-term nature of these instruments. The Corporation’s investments (note 29(b)) are not actively traded, therefore management estimates fair value using valuation techniques that require inputs that are unobservable, including inputs made available by its investees (i.e. Level 3 of the fair value hierarchy). The interest rates applied to the finance lease liability are not considered to be materially different from market rates, thus the carrying value of the finance lease liability approximates fair value.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

29.	Financial instruments (cont’d):

(a)	Fair value (cont’d):

Fair value measurements recognized in the statement of financial position must be categorized in accordance with the following levels:

	(i)	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

	(ii)	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

	(iii)	Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(b)	Investments:

Investments are comprised of the following:
	December 31, 2014		December 31, 2013
		Percentage		Percentage
	Amount	ownership	Amount	ownership
Chrysalix Energy Limited Partnership	$-	0%	$150	15.0%
Other	6		7
	$6		$157

The Corporation’s 15% ownership share in Chrysalix Energy Limited Partnership (“Chrysalix”) was accounted for as an available-for-sale financial asset and recorded at fair value.

In 2013, the Corporation recorded an impairment loss of $513,000 to adjust the carrying value of Chrysalix to its estimated net realizable value of $150,000.

In March 2014, the Corporation recorded a further impairment loss of $150,000 as it wrote-off the remaining value of Chrysalix to its estimated net realizable value of $nil. On June 30, 2014, the operations of Chrysalix were formally terminated and the company was dissolved. A nominal $1,000 final cash distribution was received upon dissolution, which was recorded against the previously recognized impairment loss, resulting in a net impairment loss of $149,000 recognized during 2014.

(c)	Financial risk management:

The Corporation primarily has exposure to foreign currency exchange rate risk, commodity risk, interest rate risk, and credit risk.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

29.	Financial instruments (cont’d):

(c)	Financial risk management (cont’d):

Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Corporation is exposed to currency risks primarily due to its holdings of Canadian dollar denominated cash equivalents and short-term investments and its Canadian dollar denominated purchases and accounts payable. Substantially all receivables are denominated in U.S. dollars.

The Corporation limits its exposure to foreign currency risk by holding Canadian denominated cash, cash equivalents and short-term investments in amounts up to 100% of forecasted twelve month Canadian dollar net expenditures and up to 50% of the following twelve months of forecasted Canadian dollar net expenditures, thereby creating a natural hedge. Periodically, the Corporation also enters into forward foreign exchange contracts to further limit its exposure. At December 31, 2014, the Corporation held Canadian dollar denominated cash and cash equivalents of CDN $16,366,000 and had no outstanding forward foreign exchange contracts.

The following exchange rates applied during the year ended December 31, 2014:

	$U.S. to $1.00 CDN	$CDN to $1.00 U.S.
January 1, 2014 Opening rate	$ 0.940	$ 1.064
December 31, 2014 Closing rate	$ 0.862	$ 1.160
Fiscal 2014 Average rate	$ 0.906	$ 1.105

Based on cash and cash equivalents held at December 31, 2014, a 10% increase in the Canadian dollar against the U.S. dollar, with all other variables held constant, would result in an increase in foreign exchange gains of approximately $1,411,000 recorded against net income.

If the Canadian dollar weakened 10% against the U.S. dollar, there would be an equal, and opposite impact, on net income. This sensitivity analysis includes foreign currency denominated monetary items, and adjusts their translation at year-end, for a 10% change in foreign currency rates.

Commodity risk

Commodity risk is the risk of financial loss due to fluctuations in commodity prices, in particular, for the price of platinum and palladium, which are key components of the Corporation’s fuel cell products. Platinum and palladium are scarce natural resources and therefore the Corporation is dependent upon a sufficient supply of these commodities. To manage its exposure to commodity price fluctuations, the Corporation may include platinum and or palladium pricing adjustments directly into certain significant customer contracts, and may also periodically enter into platinum and or palladium forward contracts. At December 31, 2014, CDN $159,000 ($137,000) was outstanding under the Forward Contract Facility relating to outstanding forward platinum contracts (note 13).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

29.	Financial instruments (cont’d):

(c)	Financial risk management (cont’d):

Interest rate risk

Interest rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash, cash equivalents and short-term investments. The Corporation limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

Based on cash and cash equivalents at December 31, 2014, a 0.25% decline in interest rates, with all other variables held constant, would result in a decrease in investment income $59,000, arising mainly as a result of an increase in the fair value of fixed rate financial assets classified as held-for-trading. If interest rates had been 0.25% higher, there would be an equal and opposite impact on net income.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Corporation’s cash, cash equivalents, short-term investments and accounts receivable. The Corporation limits its exposure to credit risk on cash, cash equivalents and short-term investments by only investing in liquid, investment grade securities. The Corporation manages its exposure to credit risk on accounts receivable by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts, and continuously monitors these exposures.

30.	Subsequent events:

Volkswagen intellectual property agreement

On February 11, 2015, the Corporation entered into a transaction with Volkswagen Group (“Volkswagen”) to transfer certain automotive-related fuel cell intellectual property. Under the transfer agreement (“Volkswagen IP Agreement”), the Corporation will transfer to Volkswagen the automotive-related portion of the fuel cell intellectual property assets previously acquired from UTC (note 11), in exchange for $50,000,000 payable in two tranches; $40,000,000 of which was received at the closing of the transaction on February 23, 2015, with the remaining $10,000,000 payable on or before February 16, 2016. The Corporation also received a royalty-free license to all the intellectual property transferred to Volkswagen to utilize in its bus and non-automotive applications and in certain limited pre-commercial purposes for automotive applications.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2014, and 2013
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

30.	Subsequent events (cont’d):

Volkswagen intellectual property agreement (cont’d)

Pursuant to the initial acquisition of intellectual property assets from UTC in April 2014, the Corporation is required to pay UTC a 25% license fee, or $10,000,000, on the initial $40,000,000 received from Volkswagen. The Corporation will also remit a 9% payment, or $900,000, to UTC on the receipt of the final $10,000,000 from Volkswagen when collected in 2016.

In connection with the transaction, Volkswagen extended the existing long-term technology development and engineering services agreement signed by the Corporation and Volkswagen in 2013 for two years to February 2019. The technology development and engineering services contract contemplates the design and manufacture of next-generation fuel cell stacks for use in Volkswagen’s fuel cell demonstration car program. Volkswagen also retains an option to extend this agreement for a further two-year term.

Revolving credit facility extension

In February 2015, the maturity date of the revolving credit facility made available to Dantherm Power by a non-controlling partner (note 17) was extended from December 31, 2015 to December 31, 2016.

CORPORATE INFORMATION

CORPORATE OFFICES

Ballard Power Systems Inc.
Corporate Headquarters
9000 Glenlyon Parkway
Burnaby, BC Canada V5J 5J8
T: 604.454.0900
F: 604.412.4700

TRANSFER AGENT

Computershare Trust
Company of Canada
Shareholder Services Department
510 Burrard Street
Vancouver, BC Canada V6C 3B9
T: 1.800.564.6253
F: 1.866.249.7775

STOCK LISTING

Ballard’s common shares are
listed on the Toronto Stock
Exchange under the trading
symbol BLD and on the
NASDAQ Global Market
under the trading symbol BLDP.

INVESTOR RELATIONS

To obtain additional information,
please contact:

Ballard Power Systems
Investor Relations
9000 Glenlyon Parkway
Burnaby, BC Canada V5J 5J8
T: 604.412.3195
F: 604.412.3100
E: investors@ballard.com
W: www.ballard.com

EXECUTIVE MANAGEMENT

Randy MacEwen
President & Chief
Executive Officer

Tony Guglielmin
Vice President & Chief
Financial Officer

Paul Cass
Vice President & Chief
Operations Officer

Christopher J. Guzy
Vice President & Chief
Technical Officer

Steven Karaffa
Vice President & Chief
Commercial Officer

INDEPENDENT AUDITORS

KPMG LLP
Vancouver, BC Canada

LEGAL COUNSEL

Canada:
Stikeman Elliott, LLP
Vancouver, BC Canada

United States:
Dorsey & Whitney LLP
Seattle, WA USA

Intellectual Property:
Seed Intellectual Property
Law Group, LLC
Seattle, WA USA

BOARD OF DIRECTORS

Ian A. Bourne
Corporate Director
Alberta, Canada

Douglas P. Hayhurst
Corporate Director
British Columbia, Canada

Edwin J. Kilroy
Corporate Director
Ontario, Canada

Randy MacEwen
President & Chief Executive
Officer
British Columbia, Canada

Jim Roche
Corporate Director
Ontario, Canada

Carol M. Stephenson
Corporate Director
Ontario, Canada

David B. Sutcliffe
Corporate Director
British Columbia, Canada

Ian Sutcliffe
Corporate Director
Ontario, Canada

www.ballard.com